


10015549


PALFINGER

2009 Annual Report

WE SAVED WHEREVER WE COULD.

Table of Contents

Financial Highlights of the PALFINGER Group

TEUR	2009	2008[1]	2007	2006	2005
INCOME STATEMENT					
Revenue	**505,365**	794,839	695,623	585,205	520,048
EBITDA	**16,446**	97,780	115,276	92,126	77,530
EBITDA margin	**3.3%**	12.3%	16.6%	15.7%	14.9%
EBIT	**(5,020)**	69,105	99,638	77,026	65,142
EBIT margin	**(1.0%)**	8.7%	14.3%	13.2%	12.5%
Result before income tax	**(11,860)**	63,915	102,392	75,583	63,926
Consolidated net result for the period	**(7,823)**	43,907	73,978	56,603	48,143
BALANCE SHEET					
Total assets	**587,973**	641,331	531,761	409,366	348,591
Non-current operating assets	**310,934**	306,360	241,842	153,522	145,508
Net working capital (as of the reporting date)	**132,876**	170,297	131,253	98,637	88,241
Capital employed (as of the reporting date)	**443,810**	476,657	373,095	252,159	233,749
Equity	**292,277**	309,885	295,056	241,964	197,999
Equity ratio	**49.7%**	48.3%	55.5%	59.1%	56.8%
Net debt	**151,880**	166,774	78,694	10,195	35,750
Gearing	**52.0%**	53.8%	26.7%	4.2%	18.1%
CASH FLOW AND INVESTMENT					
Cash flows from operating activities	**50,044**	32,577	53,025	59,479	42,711
Free cash flow	**41,979**	(39,537)	(23,246)	43,734	9,427
Investment in property, plant, and equipment	**7,992**	46,515	61,444	21,351	14,999
Depreciation, amortisation, and impairment	**21,466**	28,675	15,638	15,100	12,388
PAYROLL					
Average annual payroll[2]	**4,517**	4,664	3,925	3,496	3,135
VALUE CREATION					
ROCE	**0.0%**	13.1%	25.7%	25.7%	25.1%
ROE	**(2.4%)**	17.3%	29.1%	27.1%	29.8%
EVA	**(31,033)**	26,044	54,502	41,979	35,442
WACC	**7.0%**	6.9%	8.2%	8.4%	8.3%
SHARE					
Number of shares issued	**35,730,000**	35,730,000	37,135,000	9,283,750	9,283,750
Market capitalisation (excl. own shares)	**551,563**	397,379	905,155	820,478	563,881
Price as of 31 December (EUR)	**15.58**	11.24	25.62	23.25	16.00
Earnings per share (EUR)	**(0.22)**	1.24	2.09	1.60	1.37
Operating cash flows per share (EUR)	**1.41**	0.92	1.50	1.60	1.15
Dividend per share (EUR)	**0.00**[3]	0.39	0.70	0.55	0.45

1) In the course of the final purchase price allocation for Omaha Standard, Inc., USA, and FTEC, Inc., USA, adjustments with retrospective effect were made.
2) Consolidated Group companies excluding equity shareholdings, as well as excluding temporary workers and workers employed for only very short periods. The figures for the previous years were adjusted with retrospective effect to take into account the change in internal reporting.
3) Proposal for presentation to the Annual General Meeting.

How to use

FOR THE READER WHO ONLY RELIES ON FACTS:
From page 3 to page 9 of this Report relevant facts have been put together for you: the essential financial ratios, the highlights of 2009, and PALFINGER at a Glance.

From page 136 onwards you will find a definition of performance indicators, an overview of the companies of the Group and the corporate locations, as well as the financial calendar 2010.

FOR THE READER WHO LIKES TO PLACE A FOCUS:
On page 11 the CEO of PALFINGER AG, Herbert Ortner, has summarised his personal view of the 2009 financial year and the position of PALFINGER in a letter addressed to the shareholders.

FOR THE READER WHO CARES ABOUT TRANSPARENCY:
Starting from page 13, the Corporate Governance Report contains detailed information on the Management and Supervisory Boards, their cooperation and remuneration, as well as PALFINGER's commitment to the standards of the Austrian Corporate Governance Code. This report must be mandatorily published and has been audited by the Company's auditor.

FOR THE READER WHO WANTS TO ARRANGE THE INDIVIDUAL PIECES OF INFORMATION TO GET A COMPLETE PICTURE OF PALFINGER:
The audited consolidated management report starts out on page 22 by giving a market review, describing the international economic environment and the performance of the relevant industries where PALFINGER products are used. The business development section gives information on revenue and earnings, taking into account significant factors and changes.

Soft facts are as important to a sustainable value creation as are hard facts, which is why we have also outlined our achievements in research and development and what we have done for the benefit of our stakeholders.

FOR THE READER INTERESTED IN THOROUGH INFORMATION:
The audited consolidated financial statements on page 65 et seq. contain all notes and details. This section is usually just studied by a small number of experts.


Revenue (TEUR)
1,000,000
800,000
600,000
400,000
200,000
0
520,048
585,205
695,623
794,839
505,365
2005
2006
2007
2008
2009


EBIT (TEUR)
125,000
100,000
75,000
50,000
25,000
0
(25,000)
(50,000)
65,142
77,026
99,638
69,105
(5,020)
2005
2006
2007
2008
2009


Operating cash flows (TEUR)
75,000
60,000
45,000
30,000
15,000
0
42,711
59,479
53,025
32,577
50,044
2005
2006
2007
2008
2009


Payroll
6,250
5,000
3,750
2,500
1,250
0
3,135
3,496
3,925
4,664
4,517
2005
2006
2007
2008
2009

Mission Statement

PALFINGER STANDS FOR INNOVATIVE HYDRAULIC LIFTING, LOADING, AND HANDLING SOLUTIONS AT EACH INTERFACE OF THE TRANSPORT CHAIN. WITH OUR MARKET KNOW-HOW, OUR TECHNOLOGICAL SKILLS, AND THE COMMITMENT OF OUR STAFF, WE ENABLE OUR CUSTOMERS ALL OVER THE WORLD TO BE MORE SUCCESSFUL.

Innovation is the result of our passion for the permanent improvement of product, process, and organisation. It ensures PALFINGER's market leadership and allows it to access new business fields that broaden the base of the business.

Internationalisation ensures that our customers in all five continents receive products that conform to market standards and provides our Company with maximum independence from regional economic fluctuations while simultaneously opening up new areas of potential growth, and optimising production and logistics costs.

Diversification ensures our independence from sector-specific fluctuations, generates additional potential for growth and cross-selling, and guarantees our sales partners an optimised product portfolio.

Highlights 2009

22 JANUARY 2009 - PRELIMINARY RESULTS FOR 2008
The results of the 2008 financial year clearly indicated an overcast economy. PALFINGER started the year on a strong note and managed to increase revenues in 2008, but earnings decreased due to a drastic weakening of the economy in the course of 2008 and necessary adjustments. All indicators pointed towards a troublesome year 2009. Against this backdrop short-time work was introduced at some locations.

25 MARCH 2009 - ANNUAL GENERAL MEETING
The Annual General Meeting resolved to distribute a dividend in the amount of EUR 0.39 per share, which was in line with PALFINGER's long-standing dividend policy of distributing approximately one third of the consolidated net profit to its shareholders.

8 APRIL 2009 - PROMISSORY-NOTE LOAN
PALFINGER successfully completed its issue of promissory notes with a total volume of EUR 56.5 million. The capital will be used for the longer-term orientation of the financing structure and to exploit further growth opportunities.

5 MAY 2009 - FIRST QUARTER 2009
The results of the first three months showed a severe slump in revenue, which resulted in a negative EBIT. In order to counter this trend, PALFINGER was busily engaged in continuing to implement the measures started at the end of 2008. Thus the utilisation of free capacities is to be supported by manufacturing for external customers. In addition, PALFINGER acquired a share in the Romanian cylinder producer Nimet Srl.

4 JUNE 2009 - 10 YEARS OF PALFINGER ON THE STOCK EXCHANGE
Exactly ten years ago PALFINGER shares were traded on the Vienna Stock Exchange for the first time. PALFINGER looks back on ten successful years marked by steep growth. The Group now is three times larger than in 1999.

7 JULY 2009 - ACQUISITION OF AUTOMATED WASTE EQUIPMENT
PALFINGER took over Automated Waste Equipment, a US producer of container handling systems, thus becoming number two in this product division in the US.

5 AUGUST 2009 - FIRST HALF 2009
The revenue earned by the PALFINGER Group continued to decline, even though from the second quarter onwards there were signs of a market stabilisation, albeit on a very low level. It was against this backdrop that short-time work was prolonged at some sites. The first success of the cost-cutting measures taken became evident following a slight improvement of earnings.

7 AUGUST 2009 - COOPERATION VENTURE FOR RUSSIA
PALFINGER decided to further expand its business operations in Russia – a market offering an enormous potential. PALFINGER entered into a sales cooperation venture together with the Kraft Invest Group, its long-standing partner, thus taking a significant step for the future.

21 SEPTEMBER 2009 - SHARES ADDED TO THE ATX
Due to PALFINGER's rank among the 20 high-revenue companies listed on the Vienna Stock Exchange, the shares of PALFINGER AG were again added to the ATX lead index of the Vienna Stock Exchange.

5 NOVEMBER 2009 - FIRST THREE QUARTERS 2009
Even though revenue continued to decline, PALFINGER managed to optimise its costs during the first nine months of 2009. Earnings remained in the negative, but showed a distinct improvement.

PALFINGER at a Glance

In 2009 the PALFINGER Group achieved revenues in the amount of EUR 505.4 million, which corresponds to a decline of approximately 36 percent compared to the previous year's figure. Not taking into account inorganic growth generated through acquisitions, revenue went down by approximately 45 percent against the backdrop of the global economic crisis; EBIT turned negative, however the loss was limited to EUR - 5.0 million.

PALFINGER has a sound financial basis. With an equity ratio of 49.7 percent and a gearing ratio of a moderate 52.0 percent, the Group has sufficient leeway to shape its further course.

The PALFINGER Group is headquartered in Bergheim, Salzburg, Austria, and as of 31 December 2009 comprised 46 companies in 20 countries. The Group operates 24 manufacturing and assembly sites, a global sales and service network with approximately 4,000 outlets, and more than 200 independent dealers in more than 130 countries on five continents.

PALFINGER is considered to be the technology and innovation leader. For knuckle boom cranes, timber and recycling cranes, as well as container handling systems PALFINGER is the number one in the global market and for transportable forklifts and tail lifts the worldwide number two. Moreover, the Company is the leading specialist in high-tech railway applications and access platforms in Europe. The Group's global position with its well-diversified product portfolio and its financial basis allow the Group to make use of opportunities even in the current difficult market environment.

CRAYLER
transportable forklifts





CRANE
truck-mounted knuckle boom cranes



MBB, RATCLIFF
tail lifts and passenger lifts



PALIFT, AWE
container handling systems



EPSILON
timber and recycling cranes

PLATFORMS
access platforms



OMAHA STANDARD
truck bodies and pick-up tail lifts



RAILWAY
rail transport system solutions





MADAL
telescopic cranes



SERVICES



Foreword by the CEO

Dear shareholders,
The year 2009 was marked by the global economic meltdown. We had to take numerous measures in order to bring the PALFINGER Group and its structures in line with the changed market environment. A strict cost-cutting policy was just one of the projects that we have successfully implemented. Therefore we can say with quite some pride that in spite of the odds we have achieved a lot.

In contrast to the dramatic slumps recorded by businesses in our industry as well, our negative earnings in 2009 were limited to only EUR – 5.0 million, and you will see on closer inspection that we have managed to gradually improve our performance in 2009 despite the ongoing downward trend of revenues. In the fourth quarter 2009 EBIT was in the black again.

It became clear as early as 2008 that the 2009 financial year would be difficult. As the global economic meltdown was widening, larger-sized markets collapsed one after another. Revenues were on a downward ride, hugely impacting earnings. But we lost no time in countering this trend by taking targeted action. We did not manage to prevent the slump in revenue – the acquisitions made only disguise its actual volume. However, we have implemented measures in order to continue to optimise our processes and to further drive down the fixed costs of our already lean and cost-conscious structure in all areas. Our staff members have made an enormous contribution in this respect. We closed ranks, switched to short-time work, and, in addition, each and every one of us has contributed to our savings goals to the best of his or her abilities. For that I would like to cordially thank all our employees all over the world. We are appreciative of the cohesion of the PALFINGER family – a substantial cornerstone of our success.

The cost-cutting measures taken were only part of a comprehensive programme to strengthen the structure of the Group's earnings and assets. Our strong starting position in combination with these measures, the effect of which became noticeable at mid-year, have contributed to the fact that earnings did not continue to go down but in fact even picked up to some extent. We expect even more pronounced positive effects to follow. Moreover the sustainable streamlining of our structures creates an enormous benefit for the future. As soon as the economy recovers, our earnings will increase over-proportionally. On the one hand, we still have the necessary capacities in place to meet an upswing in the economy and, on the other hand, the measures implemented allow us to operate profitably at comparatively low volumes.

In a nutshell: A difficult year is behind us, and we are happy that we have pulled through. We cannot predict what the next year will bring, as there is even disagreement among economic experts about that. However, we are in an excellent position, which allows us to be cautiously optimistic. What is important is that we keep looking forward, which is the only option we have for creating sustainable values and identifying opportunities that will pave the way out of the present crisis.

(Signature)
Herbert Ortner



Corporate Governance Report

Corporate Governance Report

INFORMATION ACCORDING TO SEC. 243B OF THE BUSINESS CODE (UGB)

PALFINGER is committed to the standards of the Austrian Corporate Governance Code (www.corporate-governance.at) and complies with nearly all rules of the Code. In accordance with legal provisions this commitment is evaluated by an external auditor. The evaluation result confirms that corporate governance is genuinely put into practice at PALFINGER. The audited, evaluated questionnaire is made available to all interested parties on the Company's homepage (www.palfinger.com).

MANAGEMENT AND SUPERVISORY BOARDS AND THEIR OPERATIONS ACCORDING TO SEC. 243B PARA. 2 OF THE BUSINESS CODE (UGB)

Pursuant to the Austrian Companies Act (AktG) the Management Board of PALFINGER AG manages the Company under its own responsibility in such a manner as is in the best interest of the Company, taking into consideration the interests of the employees and of the shareholders as well as the public interest. Loyalty towards one's colleagues, an open mind, a regular exchange of information and fast decision-making processes are among the Company's supreme principles. The Supervisory Board supervises the management and assists the Management Board in significant decisions. Open communication between the Management Board and the Supervisory Board and also within the respective boards has a long-standing tradition at PALFINGER. In its meetings held in 2009, the Supervisory Board primarily discussed the ongoing business operations in the existing economic environment, cost-cutting measures, projects of acquisition and expansion, risk management, as well as the forecast for 2010.

MANAGEMENT BOARD

The Management Board of PALFINGER AG is composed of four members, with Herbert Ortner acting as CEO since June 2008.

Name	First appointment	End of term of office
Herbert Ortner (CEO, CMO)	1 February 2003	30 June 2013
Christoph Kaml (CFO)	1 January 2009	31 December 2011
Wolfgang Pilz (CMO)	1 February 2003	31 January 2014
Martin Zehnder (COO)	1 January 2008	31 December 2010

Herbert Ortner
CEO – Chief Executive Officer / CMO – Chief Marketing Officer
Born in 1968, Herbert Ortner was global Business Unit Manager for industrial hoses at the public listed Semperit Group until [illegible] 2001. He then joined PALFINGER, where he developed the spare parts, equipment, and service business before being appointed to the Management Board in February 2003. The focus of his activities as Chief Marketing Officer included PALFINGER's railway applications, tail lifts, transportable forklifts, and access platforms, as well as the further expansion of the service business. As CEO he is also in charge of legal affairs, procurement, personnel, marketing, communications, and investor relations.



Christoph Kaml

CFO – Chief Financial Officer

Born in 1974, Mr. Kaml started his career with Gemini Consulting. Before joining PALFINGER AG in 2004, he was a proxy holder at an M&A consulting company in Switzerland. In 2006 he changed from PALFINGER Corporate Development to the management of the area North America domiciled in Niagara Falls, Canada, where he was in charge of finances, strategy, and business development. Since January 2009 Mr. Kaml has been PALFINGER AG's Chief Financial Officer.



Wolfgang Pilz

CMO – Chief Marketing Officer

Born in 1959, Mr. Pilz has more than 25 years of experience in the crane business at PALFINGER. He was appointed Marketing & Sales Manager of the truck crane division in 1997. Since February 2003 he has been Chief Marketing Officer for the core business areas of cranes and container handling systems.



Martin Zehnder

COO – Chief Operating Officer

Born in 1967, Mr. Zehnder started his career at Alstom Schienenfahrzeuge AG in 1984. From 2000 to 2005 he was Managing Director of Development and Production for Keystone Europe in France. In 2005 Martin Zehnder became Global Manufacturing Manager in charge of all manufacturing facilities of the PALFINGER Group, and since January 2008 as the Company's Chief Operating Officer he has been responsible for global manufacturing and assembly.

SUPERVISORY BOARD

As of the balance sheet date the Supervisory Board of PALFINGER AG consisted of five members elected by the Annual General Meeting and three members delegated by the Works Council. Alexander Exner and Hubert Palfinger, whose term of office expired in 2009, were re-elected to the Supervisory Board at the Annual General Meeting 2009. Kurt Stiassny announced that he would resign from the Supervisory Board for professional as well as personal reasons with effect as of 6 November 2009.

see Report of the Supervisory Board page 135

Name	First appointment	End of term of office
Alexander Exner (Chairman) born in 1947	21 June 1995	AGM 2014
Hubert Palfinger jun. (Deputy Chairman) born in 1969	13 April 2005	AGM 2010
Hubert Palfinger born in 1942	20 June 1989	AGM 2014
Kurt Stiassny born in 1950	14 November 1996	6 November 2009
Peter R. Scharler born in 1957	14 April 2004	AGM 2012
Alexander Doujak born in 1965	5 April 2006	AGM 2011
Johann Mair* born in 1951	24 May 2005	*
Alois Weiss* born in 1962	13 February 2006	*
Gerhard Gruber* born in 1960	15 May 2006	*

* delegated by the Works Council

Alexander Exner
Chairman of the Supervisory Board
Mr. Exner is a management consultant and founding member of the Neuwaldegg consultancy group. His relationship with PALFINGER goes back over 25 years. Mr. Exner was CEO of Palfinger Holding AG in the 1990s. After the establishment of PALFINGER AG in 1995 he became Deputy Chairman of the Supervisory Board and has been the Chairman of the Supervisory Board since the end of 2003.

Hubert Palfinger jun.
Deputy Chairman of the Supervisory Board
After spending 15 years with various companies of the PALFINGER Group, Hubert Palfinger jun. took over the management of Industrieholding GmbH in 2004. He has held a seat on the Supervisory Board of PALFINGER AG since 2005, and has acted as Deputy Chairman of the Supervisory Board since September 2008.

Hubert Palfinger
Member of the Supervisory Board
Mr. Palfinger began with the industrial production of truck-mounted cranes in 1964 at the age of 22, after taking over his father's business. The majority shareholder of the Group headed the Company for 33 years and was Chairman of the Supervisory Board from 1997 to 2003.

With the exception of Hubert Palfinger and Hubert Palfinger jun. no member of the Supervisory Board holds or represents more than a 10-percent interest. In addition to his position held at PALFINGER (up to 6 November 2009) Kurt Stiassny also was Chairman of the Supervisory Board of Andritz AG.

COMMITTEES OF THE SUPERVISORY BOARD

Audit Committee

The powers of decision vested in the Audit Committee are in compliance with the provisions of the Companies Act. In 2009 the Audit Committee held two meetings dealing primarily with the 2008 financial statements, the internal controlling system, risk management, and internal audits.
Members: Alexander Exner (Chairman), Kurt Stiassny (up to 6 November 2009), Hubert Palfinger jun., Johann Mair

Nomination Committee

The Nomination Committee met four times in 2009 and held debates in particular on the appointment of Supervisory Board members to fill vacancies and the cooperation within the Management Board and working methods of the Management Board.
Members: Alexander Exner (Chairman), Hubert Palfinger jun., Hubert Palfinger

Remuneration Committee

In its four meetings held in 2009 the Remuneration Committee dealt with the remuneration of Management Board members for 2008 and 2009, in particular with the variable pay and the stock option programme. The Committee also conducted feedback interviews with the members of the Management Board.
Members: Alexander Exner (Chairman), Hubert Palfinger jun., Hubert Palfinger

AUDITOR

Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Salzburg, was proposed, and appointed by the Annual General Meeting on 25 March 2009, as the auditor of the 2009 financial statements and consolidated financial statements of PALFINGER AG.

REMUNERATION REPORT

The remuneration system in place for Management Board members includes fixed elements and profit-related payments. Profit-related remuneration is based on targets that are set in agreement with the individual Management Board members, on the one hand, and the fundamental financial ratios of the PALFINGER Group – revenue growth, profit before tax, and ROCE, on the other. In 2009 the variable pay of Management Board members amounted to approximately 14 percent of their annual remuneration on an average.

see Consolidated financial statements' disclosures concerning governing bodies and employees page 129

The members of the Supervisory Board received no remuneration for their services in the 2009 financial year.

For detailed information on remuneration, stock options, as well as special bonuses please refer to the notes to the consolidated financial statements of this Report.

A D&O insurance policy, the premiums of which are paid by PALFINGER AG, has been taken out for Supervisory and Management Board members as well as for other high-ranking executives of the PALFINGER Group.

CORPORATE GOVERNANCE CODE

PALFINGER satisfies the requirements of the binding L-rules (Legal Requirement) and adheres to almost all C-rules (Comply or Explain) of the Austrian Corporate Governance Code in its revised version of January 2009. The following C-rules are not observed:

Rule No. 53 (Independent Members of the Supervisory Board)
PALFINGER does not fully comply with Rule No. 53. No criteria for independence have been established. Rather, PALFINGER AG publishes personal and qualification profiles of the members of the Supervisory Board and circumstances that might limit their independence on its homepage. On the basis of this information any shareholder as well as the public at large can gain insight into the qualifications of the members of the Supervisory Board and assess their suitability for their tenure.

The performance of the Supervisory Board members has made a significant contribution to the success of PALFINGER AG in recent years. The well-balanced composition of the Supervisory Board, the diligent selection of the individual members according to their professional and personal characteristics, as well as their knowledge of the Company and of the entire sector, have been of the greatest importance in this respect. For all of these reasons it is not regarded as necessary to establish criteria for the independence of Supervisory Board members.

Information on contracts requiring prior approval can be found in the notes to the consolidated financial statements and on the Company's homepage www.palfinger.com.

see Consolidated financial statements, business transactions with related parties page 128

Other than the Palfinger family, no member of the Supervisory Board has either a direct or an indirect shareholding of more than 1 percent in PALFINGER AG.

Rule No. 39 (Supervisory Board Committees)
The requirements of Rule No. 39 are satisfied in principle. The sole exception, as noted in the comments regarding Rule No. 53, is the third paragraph ("sufficient number of independent members in the committees").

Salzburg, 26 January 2010

Herbert Ortner m.p.

Wolfgang Pilz m.p.

Christoph Kaml m.p.

Martin Zehnder m.p.

Strategy and Value Management

The PALFINGER Group has been pursuing a long-term growth strategy that was consistently implemented even in 2009, a difficult year by economic standards. However, on the basis of changes in framework conditions and the numerous related challenges, new measures were drafted and target values that had been defined earlier were adapted to the changed conditions.

see Mission Statement page 6

LONG-TERM GROUP STRATEGY

By focusing on the three pillars of innovation, diversification, and internationalisation PALFINGER has been striving to achieve sustainable profitable growth and the largest shareholder value possible. A great focus has been placed on the core success factor of the Group: well-trained and highly motivated employees.

The target of growth is to be achieved in the medium run by positive results contributed by all product groups. In particular, the expansion of business through organic as well as inorganic growth will result in the waning significance of the CRANES segment compared to HYDRAULIC SYSTEMS & SERVICES. The share of revenues within the Group is shifting towards 50 percent. Strengthening the hydraulic systems is in line with the goal to have a ranking among the top three market players in every product group. However, this shifting weight within the PALFINGER Group will also lead to a lowering of the Group EBIT margin, as hydraulic systems bring in lower margins than cranes, which was already reflected in the earnings of the 2008 financial year. A varying performance of the individual regions as well as the further market expansion will mean that in the long term the three economic regions - EMEA (Europe, the Middle East, Africa), the Americas, and the remaining regions - will each contribute approximately one third to the Group's revenues.


Revenue by region in 2009
(in percent)
0.9%
3.5%
4.7%
6.1%
11.8%
73.0%
European Union
North America
Central and South America
Asia
Rest of Europe
Africa

FOCUSES PLACED IN 2009

Starting with 2008 the performance of the PALFINGER markets has been distinctly marked by the negative economic environment. This was, for instance, reflected in a significant drop in sales and created new challenges for the Group, especially after years of overheated demand. Therefore a comprehensive project to strengthen the structure of the Group's earnings and assets was carried out at the end of 2008. Fixed costs were radically lowered and structures adjusted to the changed environment. Capacities and human resources were brought down, however without losing sight of the long-term goals. In the year under review the first successes were already manifested in a gradual improvement of

see Strengthening the structure of earnings and assets page 31 (Significant Changes) earnings. The tremendous decline in demand went hand in hand with high inventories, in particular for steels, which were continuously reduced in 2009. Thus it became possible for PALFINGER to reduce the capital employed as envisaged. In addition, liquidity was enhanced by creating a strategic liquidity reserve and the increased use of long-term financial instruments. This allows PALFINGER to remain flexible even in dire times so as to be able to respond quickly to changes and make use of opportunities that present themselves.

In spite of the precarious situation the Group was facing and the priority placed on the necessary relevant measures, the PALFINGER Group continued to expand its markets in 2009. On the one hand, great significance continued to be attached to areas of strategic importance such as research and development, marketing, sales, and services, and, on the other hand, PALFINGER actively participated in the market development. The acquisition carried out in the US in the field of container handling systems, the establishment of a company in India, as well as a cooperation venture in Russia are a major foundation for implementing the Group's long-term strategy and for being able to benefit over-proportionally from an upswing in the economy.

see AWE; India; cooperation venture Russia page 32 (Significant Changes)

The Global PALFINGER Structure, which has been in place since 2004, was adjusted in 2009 so as to respond to the changed circumstances. Based on the strong growth recorded in previous years and the necessary requirements for the future performance of PALFINGER, a new organisational structure was created that went into effect at the beginning of 2010. This adjusted organisational structure strengthens the independence of the areas and product units, allowing them to better meet the local requirements of the respective markets.

see PALFINGER organisational structure page 32 (Significant Changes)

TARGETS

While the long-term objectives of the PALFINGER Group have been continuously pursued, the defined growth targets for 2011 had to be adjusted to match rapidly changing markets. The economy has remained unstable, and experts strongly disagree on where the economy is heading. It is against this backdrop that management has worked out several different scenarios.

At PALFINGER growth and value creation are determined by the indicators revenue increase, EBIT margin, and ROCE. The decline in these value-management indicators in 2009 clearly shows that the global economic meltdown put a sudden halt to the quantitative growth recorded in previous years, necessitating numerous adjustments to be made. On the basis of the Group's financial position that continues to be strong, its solid market position, as well as the increasing improvement of its financial ratios – after hitting rock bottom in the first half 2009 – PALFINGER is still optimistic about its future.

Consolidated Management Report

Market Review

Weak environment due to global economic crisis

ECONOMIC BACKGROUND

The repercussions of the financial crisis on the real economy, which had entered its acute phase in 2008, escalated in 2009. In many countries, governments responded to the emerging recession by taking measures to boost economic performance: Investment programmes were announced, short-time work schemes introduced, and liability for loans assumed. Central banks reduced their interest rates to historical lows with the aim of stimulating lending. Despite all these measures, raising finance, in particular for the long term, became more expensive for banks and companies, which, amongst other things, could also be traced back to the deterioration in credit ratings and the consequent loss of confidence of the market participants. From the middle of the year onwards, interest markets started to calm down, but the situation has not yet returned to normal.

Although the recession was held in check in the course of the year, the International Monetary Fund (IMF) most recently still forecast that the global economy would contract by **0.8** percent. According to the IMF a recovery is in the offing for 2010; from today's point of view global economic growth at a rate of **3.9** percent is expected.

In the US the beginning of a stabilisation was noticeable in 2009 although industrial production continued to shrink and unemployment rates were still on the rise. The high level of unemployment is going to slow down economic revival for a longer period. According to current calculations the GDP declined by **2.5** percent in 2009, while an increase of **2.7** percent is expected for 2010.

Economic performance in the euro-zone countries decreased by 3.9 percent, but the individual states varied strongly in their development: While an increase of 0.9 percent was recorded in Slovenia, countries such as Ireland, Spain, and Finland remained deep in recession. Current forecasts predict a bottoming out in 2010. In Central and Eastern Europe the economic low point seems to have been overcome as well. After a decline of **4.3** percent in 2009, the economy is expected to grow by 2.0 percent in 2010.

Markets seem to bottom out

The emerging markets, first and foremost China and India, did not remain unaffected by the crisis either. However, the swift implementation of the government stimulus programmes was effective and contributed to growth rates of **8.7** percent and 5.6 percent, respectively.

Latin America and in particular Brazil have quickly recovered from the effects of the financial crisis. After a slight decline in economic performance of 0.4 percent, the IMF expects an increase of **4.7** percent for Brazil in 2010.

Financial markets have been marked by optimism from spring 2009 onwards, with investors' confidence increasing. Accordingly, international stock markets recorded price increases of up to 40 percent, thereby anticipating a recovery of the real economy.

The US dollar has been going through a weak phase; its status as the world's reserve currency and the global trade currency is being challenged more and more often. At the end of 2009 the euro-to-dollar exchange rate was 1.43. Similar to the US dollar, the Chinese yuan also showed a weak performance and at the end of the year came to 9.84.

The Brazilian real appreciated considerably in 2009: from 3.25 to 2.50 per euro.

Following an increase in prices in the first half 2009 the markets for raw materials remained constant. The oil price increased compared to the low level of USD 40.25 for one barrel of Brent as recorded at the end of 2008 and at the end of 2009 amounted to USD 78.50.

INDUSTRY REVIEW

The business development in the individual product divisions depends on the performance of the various industries in which PALFINGER products are used. In the past few years, the PALFINGER Group's strong dependence on the construction industry has been successfully reduced. Its general business development is increasingly influenced by the transport and haulage industries, railway infrastructure, timber and agriculture, as well as the recycling industry. In addition, the development of wind power is increasingly becoming a major factor of influence.

Construction industry contracting

CONSTRUCTION INDUSTRY

When the real estate bubble burst, the construction industries in Spain and Great Britain collapsed. In Spain there are currently seven times more houses on offer than in demand. Interest in investing has waned significantly in other markets as well. Although a stabilisation at a low level has been felt since the end of the first quarter 2009, the market is expected to recover only hesitantly. Order intake has been subject to heavy fluctuations lately, in particular in Southern Europe. No swift change of the current volatility and the related uncertainty regarding forecasts is in sight.

Against this backdrop Euroconstruct made a downwards correction of its forecasts for the European construction markets in November 2009 and now expects spending in the construction industry to decline by around 8 percent in 2009 and by around 2 percent in 2010. A slight recovery is forecast to take place, but not before 2011. Until 2012 the strongest contraction is expected to be recorded in the residential housing construction market – in particular in Portugal, Spain, and Ireland – while the civil engineering sector is forecast to show a relatively stable development.

For the Eastern Europen markets Euroconstruct predicts that the civil engineering sector will increasingly gain weight while the shares of residential housing and commercial construction will shrink considerably.

In the US, investments in construction machinery decreased by around 22 percent in 2008 and by around another 50 percent in 2009. In light of the weak economic development – which, however, has been stable since summer 2009 – a slight increase in such investments is expected to take place at the beginning of 2010. As, however, no sustainable recovery is in sight for the years to come, many companies will try to enter new markets which still hold large market potential.

TRANSPORT AND HAULAGE

In the transport industry, a clear reduction in commercial transport was witnessed as a consequence of the current macroeconomic situation. Furthermore, the reduced market volume resulted in enormous price pressure; transport companies thus are suffering a double blow in the current economic conditions. Vehicle manufacturers and workshops have

Declines reported in haulage industry
– optimism still prevails

been equally impacted by the repercussions, with their capacity utilisation being low due to the less frequent use of trucks and cranes.

International markets for commercial vehicles have been affected by the ongoing sales slack, although first signs of a bottoming out are being felt. In Western Europe, for instance, with a minus of almost 7 percent in December, the number of newly registered trucks was still below the previous year's figure, but the decline in sales for the entire year (- 30 percent) was less pronounced than the decrease recorded in the first half-year 2009 (- 35 percent).

In Europe the number of new trucks registered in 2009 was around 32 percent lower than in the previous year. Ireland, Iceland, and the Baltic states were affected the most, recording declines of up to 80 percent while the reductions were relatively small in the large markets of France and Germany, amounting to around - 25 percent.

The results of the German transport market barometer indicate that at least the downward trend in order intake has come to a halt. As regards prices, however, no recovery is in sight. The experts consulted by the ProgTrans and ZEW institutes interpreted the development of the transport industry as a stabilisation of the negative quantity development but not as an upswing.

The number of companies expecting a slight increase in traffic volume in the coming half-year, and that regarding all modes of transport, has increased for the first time since the second quarter 2008. However, the information obtained from the transport market barometer indicates that it might be too early to announce a reversal of the trend - at least from the point of view of the transport service providers - as the trend towards continuously lower cargo rates has even intensified in commercial road and railway transport, in intermodal transport, and in the courier/express/parcel market.

According to the German Association of the Automotive Industry (Verband der Automobilindustrie; VDA), sales of medium and heavy trucks in the US fell 26 percent below the previous year's figure in September, but seasonally adjusted sales increased by almost 19 percent. Since the beginning of the year, sales of commercial vehicles have declined by 38 percent to 142,100 units, with the decrease in sales of medium trucks being more severe than that in sales of heavy trucks.

In China commercial vehicle sales even increased by 79 percent in September. Sales picked up particularly in the segment of small trucks, but the signs of a stabilisation in the heavy-truck area have been increasing as well.

RAILWAY INFRASTRUCTURE

Around 75 percent of the global railway equipment still comes from Europe. Good capacity utilisation is guaranteed for the European rail industry for years, although the quantities of goods transported by rail have been declining recently in the important markets of the US, the EU, and Russia due to the global economic crisis.

Railway infrastructure expanded

Investments in the European and also in the Chinese railway infrastructure are still at a very high level. According to experts this is going to stay that way in the years to come due to increased environmental awareness and also as a consequence of the measures taken to combat the financial crisis. It is expected that comprehensive investment programmes will be implemented in the US in this connection.

The growing expansion of high-speed routes makes rail transport an attractive alternative to aeroplanes for many routes. In consideration of this development, the European railway network will be further improved and expanded in the years to come.

Moreover, India, Russia, and the Central Asian countries still hold enormous market potential to be tapped, as there is a pressing need to renew the existing infrastructure in these countries.

FORESTRY AND AGRICULTURE

The global financial crisis and the collapse of the real estate sector also have had significant effects on the timber industry. Although residential housing construction figures more than halved in the US and in some Western European countries between 2006 and 2008, the United Nations Food and Agriculture Organization expects demand for timber to rise distinctly in the future.

Timber: Difficult environment

The shift in traditional timber importing and/or exporting countries, which is currently taking place, has been leading to an increasing globalisation of the timber industry. Moreover, additional countries such as Brazil, Chile, New Zealand, Australia, and the Baltic states with their areas of forest and vast timber plantations have developed into round timber exporters during the last 30 years. Russia is an important supplier of soft wood, in particular for China. In spite of the economic slump in 2008 almost the same level was achieved in the first half 2009 as in 2008.

Amongst others, the Italian timber industry most recently has recorded an enormous downturn. In the residential housing construction sector, the lack of mortgage loans has been felt, and the retail furniture industry has incurred losses of almost 50 percent since 2008 as well.

The order situation of saw mills has improved lately, in particular in Germany, but the procurement of round timber is difficult as fewer trees are being cut down due to the current low timber prices. Market recovery seems to depend on an increase in prices.

It is expected that timber prices will rise again slowly. However, the macroeconomic conditions have remained poor, and raising finance for new trucks is still difficult.

RECYCLING

Around 4 billion tonnes of waste are produced all over the world every year. At the moment, the recycling market that ensues from this fact is used only to a small extent, and there is significant room for improvement in recycling quotas. The further development of this industry depends not only on the waste and recycling quantities but also equally on the economic performance and growing environmental awareness. The recycling industry, which trades in so-called secondary raw materials – reusable materials –, was not able to recover from the dramatic slump caused by the economic crisis in 2009.

Recycling depends on economic environment, but eco-awareness on the rise

Although the downslide in the scrap metal market, which had started in summer, ended, the Federal Association for Secondary Raw Materials and Disposal (Bundesverband Sekundärrohstoffe und Entsorgung) does not expect any reversal of the trend to take place in 2010. The same holds true for the steel industry where, based on the high production figures, increasing price pressure on an international level is beginning to show. China plays a particularly important role in this context with its growing exports. In 2009 the price for scrap metal increased slightly, although steel producers had already responded to the current situation by dropping their prices.

In the US, waste management is a highly fragmented industry; consequently, it is marked by stiff competition as well as by strict entry barriers. Although the current poor economic situation has affected the market, there is still potential for growth in the years to come, amongst other factors due to new technologies and the growing importance of recycling.

Wind energy a growth market

WIND POWER

Wind power plants are another field that is gaining increasing importance for PALFINGER. In this growth sector high-quality system solutions are required for maintenance. With its large access platform WT1000 PALFINGER is currently the sole provider of a suitable all-terrain vehicle in the market. In 2009 wind power recorded clearly double-digit growth rates all over the world. Europe is a particularly important market for wind power, marked by firm growth. In Germany the first mega off-shore wind farm is being built in Emden.

Driven by intense investments in wind power and not least also by the rethinking in American environmental policy, additional growth potential has been arising, primarily in the North American market.

COMPETITIVE ENVIRONMENT

The core product distributed by PALFINGER is the truck-mounted knuckle boom crane. With a market share of more than 30 percent PALFINGER is the global leader in this area. Its most important competitors are HIAB, a division of the Finnish listed Cargotec Group, and the Italian crane producer Fassi. Most of the other suppliers are either significantly smaller than PALFINGER or offer these products only outside their core business.

As demand has been on a considerable decline since 2008, all suppliers faced insufficient capacity utilisation and the necessity to take drastic measures to reduce fixed costs, including the closing down of plants.

Feeble markets spur consolidation of industries

The other product areas PALFINGER is active in are marked by a significantly larger number of small competitors. Markets in these areas have been clearly affected by the global economic developments as well. Consolidation in the individual industries was accelerated as some companies had financial problems.

In this market environment, PALFINGER profited from its strength. On the one hand, the solid financial basis and the good cost structure form a solid basis enabling the Company to survive short-term low points without having to cut back on flexibility and market activity. PALFINGER has been making use of this advantage by engaging in targeted activities to gain market share, make strategic acquisitions, and enter into growth-oriented partnerships.

On the other hand, the Group's assets include its technologically mature and diversified product range, its large dealer network, its extensive service structures, and its highly qualified staff. This helps PALFINGER compensate regional and product-specific market developments and improves customer loyalty, as PALFINGER is seen as a reliable long-term partner.

According to a survey among dealers, which was conducted in summer 2009, PALFINGER products strongly stand out from the products of other suppliers by their excellent quality. In particular in the fields of cranes and MBB tail lifts advantages like maintenance and user friendliness, reliability, quality of workmanship, speed and lifting performance, as well as total cost of ownership were mentioned in this context.

CUSTOMERS AND SUPPLIERS

CUSTOMER AND DEALER NETWORK

PALFINGER products are distributed in more than 130 countries all over the world through the Group's distribution companies and around 200 independent dealers. Together with more than 4,000 service centres this forms a comprehensive network for the final customers.

Dealers, who supply most of the Group's final customers, are PALFINGER's most important group of customers. To facilitate the continuous exchange of experience and information, annual supplier conferences are organised in turn for all global dealers in Austria and for the area dealers in the individual regions. For the first time ever, the 2009 area dealer conferences did not focus on the owners and managing directors of the general importers but on the dealers' product managers. This made it possible to elaborate on and discuss technical as well as specialist issues in great detail.

In addition, a dealer survey – which is carried out every second year – was launched in summer 2009. The objective of this survey was to assess the dealers' satisfaction as well as the success of the measures implemented so far. In order to increase the level of strategic information obtained, the three essential parameters of satisfaction, importance, and comparison to competitors were defined under an importance-performance approach. The first results of the survey are already available; measures to further improve cooperation with dealers will be implemented on the basis of these results.

Moreover, both the dealer and supplier management was reinforced, which makes it possible to find a fair solution at an early stage should difficulties arise, for example, in connection with such topics as payment arrangements or assistance in the case of necessary restructurings.

PURCHASING

Procurement is a material aspect for the business development of the PALFINGER Group – expenditure for materials and external services is the largest cost item of the Group. The delivery performance of external suppliers, which in times of overheated demand resulted in bottlenecks, was back to a high level in 2009 in spite of necessary reductions in capacities and costs.

The declining development of output figures had a negative impact on the procurement market, affecting in particular smaller companies; high stocks of inventory and major investments constitute a strain on the companies. Therefore, suppliers of strategic importance were subjected to a risk analysis in order to examine the effects of the reduction in output figures on their liquidity and economic stability. As a response to the economic framework conditions and in order to support its core suppliers, PALFINGER reduced its supplier portfolio by approximately 180 suppliers in the course of 2009.

In recent years overheated demand had resulted in a considerable shortage and enormous price increases in the field of raw materials. The situation eased off increasingly in the course of the year 2008 in keeping with the dampened economic environment, and in 2009 it was possible to obtain dramatically lower steel prices. However, due to longer-term purchase agreements PALFINGER had high inventories of raw materials which could only be reduced in the course of 2009. Consequently, price reductions were only partly reflected in the Group's earnings in 2009.

Essential procurement factors for the PALFINGER Group include advanced technologies and innovation, primarily in the fields of hydraulics, electronics, and high-tension steel. Therefore procurement focuses primarily on the EU market, where these issues are strongly promoted. PALFINGER's most important Eastern European procurement markets are Slovenia, Bulgaria, Romania, and Croatia.

With the aim of continuously enhancing the quality and consequently also the competitiveness of its products, PALFINGER maintains long-term relationships with its suppliers. Also in 2009 this objective was supported by quality assurance agreements that currently have been entered into with around 130 main suppliers. Regular audits and evaluations identify possible deviations and risks and, if required, the suppliers are provided with the necessary assistance in the optimisation process. Every second year an international supplier meeting is held to continue to improve supplier involvement. The current economic situation as well as planned developments of the PALFINGER Group are presented at these meetings.

As a rule, in order to secure the expected future demand, PALFINGER enters into long-term agreements with its main suppliers, which provide for variable annual purchase quantities.

Performance of PALFINGER

Massive decline in revenue, result for entire year negative - swift response

BUSINESS DEVELOPMENT IN 2009

The global economic slowdown and in particular the performances of the industries of relevance for PALFINGER were clearly reflected in the Group's business development in 2009. Accordingly, compared to the results achieved in previous years, the Company posted a massive decline in revenues and earnings even though the extent of the decline in revenues was held in check by the acquisitions made in the past two years. Its early reaction and adjustment of cost structures to the changed framework conditions enabled PALFINGER to achieve a significant improvement of earnings from quarter to quarter in 2009 in spite of declining revenues. On top of this, targeted liquidity management led to a consolidation of the financing situation, thus enabling the Group to actively use market opportunities as they occurred. This pertained to PALFINGER's general market presence as well as to new partnerships. In spite of the difficult market situation PALFINGER was therefore in a position to consolidate and/or expand its position in the market, especially as compared to numerous of its competitors.

Revenue came to EUR 505.4 million, which is 36.4 percent below the previous year's figure of EUR 794.8 million. The groups of companies that were consolidated in the second half 2008 – WUMAG ELEVANT and Omaha Standard – and the acquisition of Automated Waste Equipment in July 2009 contributed slightly under EUR 60 million to achieving this revenue. Not taking into account these acquisitions, revenue was approximately 45 percent lower than in the previous year.

The CRANES segment was hit particularly hard and, not taking into account the acquisitions, faced a decrease of slightly over 50 percent. In the HYDRAULIC SYSTEMS & SERVICES segment the acquisitions and in the first half of the year in particular also PALFINGER's efforts to reduce the high order backlog in the access platform area had positive effects. In this area pronounced declines in revenue were not felt before the second half 2009.


Development of revenue and EBIT
(million EUR)
1,000
800
600
400
200
0
(200)
695.6
99.6
14.3%
794.8
69.1
8.7%
505.4
(5.0)
(1.0%)
2007
2008
2009
25%
20%
15%
10%
5%
0%
(5%)
Revenue
EBIT
EBIT margin
(in percent)

EBITDA continuously positive

The cost reduction measures implemented at an early stage could not prevent a loss in the reporting period, as revenue was clearly below the level of 2005. After EBIT of EUR 69.1 million in 2008, EBIT came to EUR – 5.0 million in the period under review. EBITDA was kept at a positive level continuously throughout all quarters of 2009 and amounted to EUR 16.4 million for the entire year.

A look at the performance of the individual quarters clearly shows that PALFINGER has been able to optimise costs in the course of the year by means of strict packages of measures, although revenue continued to decline. While revenue hit a low in the fourth quarter 2009, EBITDA and EBIT improved steadily from quarter to quarter. This pleasing development, in particular as compared to other companies in this industry, highlights the strength of the PALFINGER Group.

Continuous improvements, positive again in the fourth quarter

TEUR	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Revenue	140,392	128,777	118,734	117,462
EBITDA	2,031	3,114	5,025	6,276
EBIT	(3,309)	(2,554)	(192)	1,035
EBIT margin	(2.4%)	(2.0%)	(0.2%)	0.9%


Development of revenue and EBIT (million EUR)
160
140
120
100
80
60
40
20
0
(20)
140.4
128.8
118.8
117.5
(3.3)
(2.6)
(0.2)
1.0
14%
12%
10%
8%
6%
4%
2%
0%
(2%)
(3%)
Revenue
EBIT
EBIT margin (in percent)
Q1 2009 Q2 2009 Q3 2009 Q4 2009

In 2009 the KNUCKLE BOOM CRANES business recorded low sales in the Spanish, British, Italian, Irish, Greek, and Russian markets, and noticeable declines in the two largest markets of Germany and France. In the US, sustainable signs of a recovery have been visible since the beginning of the year. Although the overall economic trend also spread to the South American markets at the end of 2008, recently these markets were unexpectedly stable. From the second quarter 2009 onwards, all markets showed signs of stabilisation at a very low level.

see CRANES page 57

In the HYDRAULIC SYSTEMS & SERVICES segment the weak economic framework conditions from the third quarter onwards were felt more strongly than in previous quarters. This was primarily due to the initial consolidation of the access platform unit of WUMAG as of the end of July 2008, which means that comparable figures from the previous year are now available. In addition, this segment also includes late-cycle product areas, which are only now reflecting the decline in economy. Primarily affected were the PALIFT and TAIL LIFT areas.

see HYDRAULIC SYSTEMS & SERVICES page 59

At the beginning of the third quarter short-time work, introduced at Austrian sites at the beginning of 2009, was extended until March 2010. At other sites adequate measures were also taken in line with the provisions of labour law. In Germany assembly activities in the access platform area were concentrated at two sites instead of three. Following the cuts in temporary workers in 2008, these measures led to a staff reduction within the Group, in particular at the Eastern European plants. All staff-related actions were taken on the basis of the strategic perspective of a subsequent recovery, which is why PALFINGER has been deliberately accepting over-capacities. Other fixed costs that can be influenced at short notice were monitored under a targeted Group-wide project and in the course of 2009 were reduced even beyond the initial target.

The purchase prices of material, especially steel, declined in the reporting period. However, these cuts in prices were not reflected in expenses as PALFINGER previously had sufficient inventories. The de-stocking process had a simultaneous positive impact on cash flows.

The poor order situation resulted in considerably shorter delivery times. Order-based manufacturing in the crane area was expanded to the relevant European production plants and will be the basis for a high level of flexibility and short delivery periods as soon as order intake picks up again.

see Value Creation page 49

SIGNIFICANT CHANGES

STRENGTHENING THE STRUCTURE OF THE GROUP'S EARNINGS AND ASSETS

In 2009 PALFINGER consistently implemented the measures to strengthen the structure of the Group's earnings and assets which had been initiated in 2008. This made it possible to control the effects of the collapse in revenue, the success of which is increasingly reflected in the Group's earnings.

Basically, the programme was based on four pillars:
First of all, it was important to respond to the slump in the market by quickly and sustainably optimising the cost structure. While paying attention to process cycles, PALFINGER succeeded in creating lean and efficient structures which will form a sturdy basis to build on in an upcoming phase of recovery. First successes were visible in the earnings of the PALFINGER Group primarily in the second half 2009.
The implementation of the third pillar, third-party manufacturing services for external customers, made it possible to increase capacity utilisation. In the medium to long-term, these external contracts are going to result in a further improvement of capacity utilisation.
Moreover, ambitious targets to reduce the capital employed were put into practice in 2009. Inventories were reduced considerably and credit guidelines revised. [illegible]
On the basis of these measures, the capital employed was reduced by 6.9 percent as compared to the figure reported at the end of 2008.

In addition, special attention was paid to strengthening the assets structure. Amongst other things, in early April a promissory note loan in the total amount of EUR 56.5 million was issued. This enables PALFINGER to pay more attention to ensuring matching maturities in financing and to continue seizing growth opportunities that may open up.

Following the completion of this project to strengthen the structure of the Group's earnings and assets, which took effect quickly, the focus of the follow-up project for 2010 will be on the sustainable, process-oriented reduction of the working capital tied up for short periods.

see Cash and liquidity management/Treasury page 39

PALFINGER ORGANISATIONAL STRUCTURE

At the end of June 2009 it was decided to adjust the organisational structure so as to be better able to meet any challenges arising. A major target was to strengthen the independence of the areas and business units in order to be in a better position to satisfy the requirements of the respective markets with local products and products adjusted to local needs.

The entrepreneurial management of the European business will thus be carried out directly via the business units of the product groups and the business unit Production. At the same time the areas outside Europe – North America, South America, Asia, India, and CIS – are to be strengthened. Regarding the Group-wide corporate functions a distinction will be made between target functions and service functions. The new PALFINGER organisational structure has been in force since the beginning of 2010. In line with the new management and control structures, segment reporting will be adjusted from the first quarter 2010 onwards as well.

MANUFACTURING FOR THIRD PARTIES

In response to requests by external customers to make long-term use of PALFINGER's know-how and capacities, in particular in cylinder manufacturing and high-grade steel components, a separate business unit Production was implemented. Capacity utilisation in manufacturing has been raised in a targeted manner by increased insourcing, on the one hand, and increasingly also by manufacturing for third parties, on the other hand, and cylinder manufacturing in Bulgaria has been and will be further expanded. The acquisition of 40 percent of the Romanian supplier Nimet Srl in April 2009 was also carried out in this context.

SEIZING MARKET OPPORTUNITIES

see Value Creation page 49

PALFINGER's product portfolio in North America was expanded thanks to the acquisition of the business Automated Waste Equipment Co. at the beginning of July 2009. Automated Waste Equipment is a producer of container handling systems specific to the needs of the US market and with its products holds a market share of up to 70 percent in some states. In addition, bulk waste cranes are distributed as commodities through its approximately 60 service and sales centres. This acquisition has been conducive to diversification into other industries in the US, in particular the recycling and scrap industries, and has also supported the expansion of the natural-hedging strategy pursued for the dollar area.

In August 2009 PALFINGER and the Kraft Invest Group founded a sales cooperation venture for Russia. The Kraft Invest Group has been a reliable sales partner for PALFINGER in Russia since 1996 with more than 15 sub-dealers. Although the Russian market has been strongly affected by the economic crisis since the end of 2008, it holds enormous potential – based on its size alone – which was reflected in high growth rates in recent years. This cooperation venture allows PALFINGER to promote the sale of its own products by helping the Kraft Invest Group set up an appropriate network.

In April 2009 a separate company was founded in the newly established business area India. PALFINGER can now start to put into place, in a targeted manner, adequate local sales structures.

LEGAL CHANGES WITHIN THE PALFINGER GROUP

On 24 February 2009, PALFINGER AG acquired 100 percent in Palfinger Finanzierungs-GmbH, which is headquartered in Ainring, Germany, and was founded in January 2009.

Growth and structure simplification

In the first quarter 2009 ELEVANT Service GmbH & Co. KG, ELEVANT Finance GmbH, WUMAG MAGEBA GmbH, WUMAG ELEVANT GmbH, and ELEVANT Produktion GmbH were merged into Palfinger Platforms GmbH with retrospective effect as of 31 December 2008, in several reorganisational steps in order to simplify internal structures. Subsequently the "Service National" business was spun off from Palfinger Platforms GmbH into Palfinger GmbH in Ainring, Germany.

The merger of WUMAG ELEVANT Verwaltungs GmbH into Palfinger Platforms GmbH with retrospective effect as of 31 December 2008 was agreed.

On 1 April 2009 Palfinger Produktionstechnik Bulgaria EOOD acquired a 40-percent interest in Nimet Srl, Romania, by means of a unilateral capital increase in the amount of TEUR 1,226.

In addition, Palfinger Cranes India Pvt. Ltd., India, was founded in the second quarter 2009. 100 percent of the shares in this company are held by the PALFINGER Group.

By an assignment agreement of 30 April 2009 the shares in Palfinger Argentina S.A., Argentina, were transferred from Palfinger Europe GmbH to Madal Palfinger S.A., Brazil.

On 7 July 2009 the business of Automated Waste Equipment Co. in New Jersey was acquired by Omaha Standard, Inc. by way of an asset deal.

On 7 August 2009 the distribution company Kraftinvest Palfinger Beteiligungs-GmbH was founded in Austria by Palfinger Service- und Beteiligungs-GmbH (49 percent) and Kraftinvest Beteiligung GmbH (51 percent). Consequently, a wholly-owned subsidiary of this company, Palfinger Crane Rus LLC, headquartered in St. Petersburg, Russia, was founded.

On 1 September 2009 the shares in Financière Palfinger S.A.S., France, were transferred from Palfinger Europe GmbH to Guima Palfinger S.A.S., France. Later on, Financière Palfinger S.A.S. was merged into Guima Palfinger S.A.S.

In the third quarter 2009 Palfinger Service- und Beteiligungs-GmbH acquired the minority share in Palfinger Europe GmbH from Palfinger Consult AG. Palfinger Service- und Beteiligungs-GmbH now holds 100 percent in Palfinger Europe GmbH.

By a purchase agreement of 15 September 2009 Palfinger Europe GmbH sold its shares in Palfinger Southern Africa (Pty.) Ltd. to Route Management (Pty) Ltd. (95 percent) and Mr. Mota (5 percent) in two tranches. The first tranche was transferred to Route Management Pty. Ltd. (61.5 percent) and Mr. Mota (2.5 percent) in the fourth quarter 2009, the second tranche will be carried out in 2011.

In December 2009 Palfinger Europe GmbH transferred its shares in Guima Palfinger S.A.S. and Ratcliff Palfinger Ltd. to Palfinger Service- und Beteiligungs-GmbH.

INFORMATION ACCORDING TO SEC. 243A OF THE BUSINESS CODE (UGB)

As of 31 December 2009, the issued share capital of PALFINGER AG was EUR 35.7 million, divided into 35,730,000 no-par-value bearer shares. Each PALFINGER share entitles its holder to one vote.

As of 31 December 2009, PALFINGER AG held 328,000 own shares.

PALFINGER AG is not aware of any restrictions regarding the voting rights of the PALFINGER shares and their transferability, including restrictions agreed upon between shareholders. There are no PALFINGER shares with special rights of control.

As of 31 December 2009 the Palfinger family directly or indirectly held around 65 percent of the shares in PALFINGER AG. 34 percent of the PALFINGER shares were in free float.

Within the PALFINGER Group there are no employee stock option programmes under which the shares in PALFINGER AG are not directly held by employees participating in this programme.

The Articles of Association do not contain any provisions on the appointment of the members of the Management Board and the Supervisory Board or on amendments to the Articles of Association that exceed the scope of the respective statutory provisions.

As of 31 December 2009, the Management Board of PALFINGER AG was not authorised to issue and repurchase shares of PALFINGER AG beyond the scope of the respective statutory provisions.

No agreements have been entered into that would become effective, be changed, or terminated upon a change in management control.

No agreement on compensation in the event of a public takeover bid has been entered into between PALFINGER AG and the members of the Management Board and the Supervisory Board.

FINANCIAL POSITION, CASH FLOWS, AND RESULT OF OPERATIONS

FINANCIAL POSITION

Total assets decreased by 8.3 percent as compared to the previous year and amounted to EUR 588.0 million (previous year: EUR 641.3 million) as of 31 December 2009. This slowdown was caused by the increased focus on inventories management and the reduction of receivables, which was amongst other factors also due to the decline in revenue.

The slight increase in **non-current assets** of 1.6 percent to EUR 312.8 million (previous year: EUR 307.7 million) was a consequence of investments in property, plant, and equipment accounting for 50 percent of the annual depreciation, the capitalisation of development expenditure, additions to investments in associated companies, as well as the step-up in deferred tax assets.

The longer-term orientation of the financing structure contributed considerably to reducing **current liabilities** to EUR 132.4 million (previous year: EUR 249.4 million). The distribution of a dividend in 2009 and the negative result recorded by the Group caused equity to shrink. Nevertheless, overall net debt still decreased due to a reduction in current assets. This was reflected in the **gearing ratio,** which was lowered from 53.8 percent in the previous year to 52.0 percent.

Abbreviated consolidated balance sheet

million EUR	31 Dec 2009	31 Dec 2008	31 Dec 2007
Non-current assets	312.8	307.7	242.4
Current assets	275.2	333.6	289.4
Total assets	**588.0**	**641.3**	**531.8**
Equity	292.3	309.9	295.1
Non-current liabilities	163.3	82.1	69.7
Current liabilities	132.4	249.3	167.0
Total equity and liabilities	**588.0**	**641.3**	**531.8**


Equity and net debt
(million EUR)
350
300
250
200
150
100
50
0
295.1
78.7
26.7%
309.9
166.8
53.8%
292.3
151.9
52.0%
60%
50%
40%
30%
20%
10%
0%
2007
2008
2009
Equity
Net debt
Gearing (in percent)


Investment in property, plant, and equipment (TEUR)
80,000
60,000
40,000
20,000
0
61,444
46,515
7,992
2007
2008
2009

CASH FLOWS

The funds reported in the statement of cash flows correspond to the balance sheet item cash and cash equivalents.

In the 2009 financial year **cash flows from operating activities** amounted to EUR 50.0 million, compared to EUR 32.6 million in the previous year. This increase was mainly due to the intensified cutback on working capital assets.

Cash outflows for investing activities came to EUR 15.9 million, which is 79.4 percent below the previous year's figure of EUR 77.1 million. Apart from significantly lower investment in acquisitions of companies, the amounts invested in intangible and tangible non-current assets were almost the same for the first time.

Higher operating cash flows and lower outflows for investment resulted in **cash outflows for financing activities** of EUR 10.4 million after cash inflows in the amount of EUR 51.1 million were recorded in 2008. In 2009 **free cash flow** amounted to EUR 42.0 million as compared to EUR – 39.5 million in the 2008 financial year.

Free cash flow

million EUR	Jan–Dec 2009	Jan–Dec 2008	Jan–Dec 2007
Cash flows from operating activities	50.0	32.6	53.0
Cash flows from investing activities	(15.9)	(77.1)	(80.0)
	34.2	**(44.5)**	**(27.0)**
Adjusted interest on borrowings after tax	7.8	5.0	3.8
Free cash flow	**42.0**	**(39.5)**	**(23.3)**

RESULT OF OPERATIONS

In the 2009 financial year **revenue** decreased by 36.4 percent to EUR 505.4 million (previous year: EUR 794.8 million). With a share of 54.0 percent the CRANES segment was once again the main contributor to sales revenue. In spite of the contribution of Omaha Standard, which was included during the entire year for the first time in 2009, revenue in the crane business decreased by 45.6 percent. The decline in the HYDRAULIC SYSTEMS & SERVICES segment amounted to 20.8 percent, the full-year consolidation of the WUMAG unit has to be taken into account in this context as well. With a share of 73.0 percent in the Group's revenue (previous year: 77.6 percent) the European Union remained the most important sales market. North America's share increased from 5.2 percent in 2008 to 11.8 percent, which was not least due to the acquisition of Omaha Standard in 2008 and the acquisition of Automated Waste Equipment in 2009.

As a consequence of the change in product mix, **expenditures for materials and external services** decreased to EUR 262.6 million.

The reduction in **employee benefits expenses** of 10.7 percent to EUR 149.2 million shows that the measures taken have been effective across all areas of the Group.

EBIT for the 2009 financial year in the amount of EUR – 5.0 million (previous year: EUR 69.1 million) reflected the momentousness of the economic framework conditions in the 2009 reporting year. However, EBIT continuously improved from quarter to quarter; after recording losses in four consecutive quarters, figures were positive again in the fourth quarter.

Income tax expense did not change in line with the development of business. This was due to the consequences of measurements of investments and the sale of investments in Austria as well as the measurement of existing loss carry forwards of foreign subsidiaries. The effective tax rate rose from 24.6 percent to 43.1 percent.

In line with PALFINGER's dividend policy and on the basis of the current earnings situation the Management Board is going to propose to the Annual General Meeting not to distribute any **dividend** (previous year: EUR 0.39 per share).

Abbreviated consolidated income statement

million EUR	Jan–Dec 2009	Jan–Dec 2008	Jan–Dec 2007
Revenue	505.4	794.8	695.6
EBITDA	16.4	97.8	115.3
EBITDA margin	3.3%	12.3%	16.6%
EBIT	(5.0)	69.1	99.6
EBIT margin	(1.0%)	8.7%	14.3%
Consolidated net result for the period	(7.8)	43.9	74.0
Earnings per share (EUR)	(0.22)	1.24	2.09
Dividend per share (EUR)	0.00*	0.39	0.70

* Proposal of the Management Board to the Supervisory Board for presentation to the Annual General Meeting for resolution.

Due to the earnings situation the **return on capital employed** (ROCE) decreased from 13.1 percent in the previous year to 0.0 percent. Consequently, no economic value added (EVA) was created.

Calculation of ROCE

million EUR	Jan–Dec 2009	Jan–Dec 2008	Jan–Dec 2007
EBIT	(5.0)	69.1	99.6
Income from associated companies	2.0	4.7	5.8
Adjusted income tax expense	2.9	(18.2)	(25.1)
NOPLAT	(0.1)	55.6	80.3
Non-current assets	310.2	275.1	198.5
Non-current financial assets	(1.6)	(1.0)	(0.8)
Non-current operating assets*	308.6	274.1	197.7
Inventories*	167.3	168.9	133.1
Current receivables and other current assets (excluding securities)	114.7	135.0	116.0
Tax receivables	1.3	1.3	3.6
Non-current and current provisions	(38.3)	(38.4)	(33.5)
Deferred tax liabilities*	(12.1)	(11.0)	(4.7)
Tax liabilities	(1.8)	(6.0)	(9.1)
Other non-current and current liabilities	(79.4)	(99.0)	(90.4)
Net working capital*	151.7	150.8	115.0
Capital employed*	460.3	424.9	312.7
ROCE	0.0%	13.1%	25.7%

*) average

TREASURY

The principal corporate treasury responsibilities include the control of banking business, cash and liquidity management, financing and/or investments, and financial risk management for the entire PALFINGER Group. All tasks are taken care of in an intra-Group manner so that fundamental synergy effects can be exploited. The aim is to guarantee the availability of liquidity for the Group and to limit financial risks.

All processes within the treasury department are transparent and traceable, every single measure is documented. To this end, special computer system support is used.

CASH AND LIQUIDITY MANAGEMENT

With the situation in the financial markets being uncertain, the topic of liquidity increasingly became the centre of attention in 2009. The utmost priority was to maintain the existing liquidity and to open up new financing sources. In order to meet these objectives, PALFINGER defined the following three financing focuses:

- directly addressing the capital market by means of a promissory note loan,
- raising long-term loans in order to refinance the acquisitions made, and
- agreeing upon long-term credit lines to ensure flexibility should liquidity be needed in the future.

Broad-based financing

The promissory note loan that was issued works similar to a bond. During its maturity, the issuer pays interest and at the end of the maturity it repays the nominal amount. The biggest difference to a bond is that a promissory note loan is accessible for a limited group of investors only (mostly banks and insurance companies).

The promissory note loan was issued in order to refinance the investments made in previous years within the respective deadlines and to internationalise the financing base by addressing non-Austrian lenders. The promissory note loan issued by PALFINGER reached a volume of EUR 56.5 million and is divided into a three-year and a five-year tranche with an average interest rate of around 6 percent.

In order to extend the maturities of the financial liabilities, in addition to issuing the promissory note loan, long-term loans to refinance the most recent acquisitions were taken out. These facilities have a maturity of five years.

The third component to ensure liquidity was to negotiate long-term credit lines with existing and new banking partners. Long-term credit lines with maturities of three to six years were promised. These lines are drawn on when needed, with maturities ranging from one to twelve months. After it has been repaid, the full scope of the credit line becomes available again. Although the credit lines have been promised for a long term, any drawings on them are reported under current financial liabilities as they are made for short periods only.

Liquidity that is not used for a certain period of time is held in the form of a cash reserve. These funds are invested for a short term as time deposits. The best possible credit rating of the investment banks is an important criterion; in addition, liquidity is distributed to different banks in order to spread the risk.

RISK REPORT

PALFINGER is aware of the fact that a functioning opportunities and risk management system is an important contribution to maintaining and expanding competitive advantages. The aim is to use a systematic approach to identify opportunities and risks at an early stage so as to be able to proactively respond to changing framework conditions.

The basic components of the risk management set-up by the PALFINGER Group are standardised Group-wide planning and controlling processes and intercompany standards and reporting systems. In addition, PALFINGER focuses on a Group-wide uniform risk control system. This is supported by having the Group-wide corporate risk management report directly to the Management Board.

RISK MANAGEMENT

Opportunities and risks managed actively

The managements of the individual corporate areas and divisions periodically identify and evaluate the most important opportunities and risks along the process chain, taking external factors into consideration. This evaluation is carried out with a view to their possible impacts on the results and their probability of occurrence using a clearly structured and Group-wide uniform method. On the basis of this analysis, existing measures are documented and further measures for active risk control are developed and implemented. The corporate risk management department also carries out periodic checks in order to make sure that the planned measures are implemented within the deadlines set.

The internal auditing department monitors adherence to the relevant statutory provisions and the Group's internal guidelines. It also examines the general functionality of the risk management system with respect to the early identification of risks that might jeopardise the continued existence of the Company. Short-term risk issues are covered by the monthly reporting in controlling and by periodic meetings of the steering committees of the business divisions.

RISKS

The current risk exposure of the PALFINGER Group is strongly influenced by developments in the market. Up to 2008 capacities were expanded in line with expectations of a steep increase in demand. The severe drop in order intake in 2009 called for an adjustment in the quantities purchased from suppliers and in human resources. Despite these radical measures taken PALFINGER retained overcapacities in proportion to the current order intake so as to be able to respond quickly and efficiently in case of a market recovery. Should markets fail to pick up in 2010, fixed costs will have to be brought down even more.

Under its Group-wide risk management system, PALFINGER AG divides its risk areas into four main categories:

- External risks
- Strategic risks
- Internal risks relating to value creation
- Internal risks relating to supporting processes

Break-down into 4 risk categories

External risks

Economic developments: As a result of the global economic crisis PALFINGER's sales figures have also plummeted. Since the second quarter 2009 this downward trend has stabilised at a low level, but it is still hard to make economic forecasts. If the order intake in PALFINGER's European core markets declines further, severe negative effects on earnings are likely to continue. In times of persistently negative market developments, excess capacities in the field of human resources and machinery as well as high inventories of raw materials mean increased cost and liquidity risks.

PALFINGER's business partners are also affected by the poor market conditions. Dealers and suppliers, who are important success factors, might get into financial difficulties and as a consequence no longer be in a position to meet their agreements. PALFINGER will decide on financial support of strategically important partners with a view to long-term perspectives. In doing so, the financial strength of the PALFINGER Group will also have to be taken into consideration. In case of a speedy recovery of the markets another crucial question will be how to fund the growth recorded by dealers and suppliers.

It is primarily the end customers of the PALFINGER Group who are confronted with the decline in demand in the logistics and construction industries and the shortage of loans granted by banks. The consequence is a reduction of the market volume for the products distributed by PALFINGER. As this lowered market volume also affects competitors, this might lead to aggravated price pressure, bringing down achievable contribution margins. In spite of PALFINGER's outstanding market positioning, this potential development poses a risk.

Political developments: Recent economic developments have also caused political changes, which entail changed legal frameworks on the one hand, and new politico-economic approaches of individual countries on the other. In the US, Brazil, Russia, and China a trend towards increased protectionism has been noticeable since 2008. PALFINGER sees these developments as an opportunity which it tries to exploit by manufacturing its products locally. Due to political turmoil in some countries PALFINGER is at risk of losing some of its sales markets and having to amortise capital that has already been tied up.

Social developments: The spread of the swine (H1N1) flu has shown that even industrialised countries are at risk of being hit by a pandemic outbreak. Staff absence through illness or necessary travel restrictions are issues that have been taken very seriously by PALFINGER, and adequate precautions have already been put in place.

Strategic risks

Strategy: The aim PALFINGER pursues with its strategic principles of innovation, internationalisation, and diversification is to limit the Group's dependence on individual product segments and/or markets and to optimise its cost structure. This strategic approach has already stood the test, especially in times of uncertainty. Product groups with little dependence on the construction industry as well as overseas markets have, for instance, contributed to the stabilisation of revenues and earnings.

Despite continuing its cost-cutting measures PALFINGER does not lose sight of its long-term strategic goals. This means actively making use of market opportunities and incorporating attractive targets following an in-depth review, on the one hand, and retaining capacities and resources for the expected upswing, on the other. This strategy involves a certain risk of incurring losses should the market environment continue to be adverse.

Product portfolio: The continuation of the ongoing integration projects in the relevant product divisions is of crucial importance for the successful development of the Group. The identified potential synergies must be exploited. Another important factor of success is the consistent continuation of turnaround projects with effective control mechanisms. Professional project management is to ensure that the targets set will be reached. As market conditions continue to be bleak, there is also the principal balance-sheet risk of having to further adjust individual capitalised intangible assets to the changed valuations (impairment).

Organisation and corporate culture: In the 2009 financial year an organisational project to enhance the Global PALFINGER Structure was started. The strengthening of the individual product areas is to bring about even greater flexibility in meeting various customer demands. At the same time Group-wide standards have been defined in particular in supporting areas to allow for the use of synergies. This project constitutes a challenge to the entire organisation. If PALFINGER's success factors – the willingness to change, cost awareness, adherence to processes and standards, consistence, and a holistic view – are not observed, the enhancement might not yield the desired results.

Internal risks relating to value creation

Development: PALFINGER is faced with the challenge of regularly proving its technology leadership within its industry and of adjusting new developments to the needs of the different markets. This is guaranteed by means of a close cooperation between the development and distribution departments on the one hand and a strong regional approach of the development projects on the other.

Development work has fundamental consequences for the cost structure of future serial manufacturing. Highly complex products also mean a high level of complexity in value creation and consequently also high costs. This process is optimised by the cooperation of the development department with the departments dealing with the subsequent value-creation phases – procurement and production. Important innovations have been secured by patents, and all the confidential information within the Company is protected against unauthorised access.

Procurement: In procurement PALFINGER is increasing its focus on quality, price, and delivery reliability. Suppliers are actively being supported in order to provide an even better service in the future. PALFINGER has implemented special supplier selection procedures, risk management, and supplier management systems to monitor its suppliers' performances.

Production: For PALFINGER the most important value-creation phases are manufacturing and assembly ~~of its products~~; the risk of an interruption of operations therefore has a direct impact on the Company's earnings. This risk has been constantly minimised by measures such as the renewal of machinery, the introduction of Total Productive Maintenance (TPM) processes, and the optimisation of the PALFINGER ProductionSystem.

The high quality of PALFINGER products is a cornerstone of the Group's success. Especially in times of low demand it is essential to uphold the top-notch quality of products and services. PALFINGER has implemented an ISO 9001 certified quality management system. In spite of this systematic approach within PALFINGER it is not possible to fully exclude the risk of product liability. Although the Company has insurance cover to meet such costs, the related damage to PALFINGER's image would be considerable.

The Company has taken out adequate insurance cover for losses caused by energy supply failure, technical failure, fire, explosions, and other possible disruptions.

Internal risks relating to supporting processes

Accounting and finance: The objective of the existing accounts receivable management is to reduce credit risks in advance. Terms of payment are agreed upon on the basis of financial information about the buyers. Only financially sound companies and long-standing partners are granted terms and conditions that involve an increased risk for PALFINGER. The risk of losses on doubtful receivables is further limited by means of bad debt insurance cover for the individual accounts receivable. A general extension of the dealers' terms of payment would have a negative impact on PALFINGER's liquidity.

Liquidity, interest rate, and foreign currency risks are controlled by the treasury department, where all relevant information from the entire Group comes together. These risks are very complex, in particular because PALFINGER is engaged in international operations.

Liquidity risk: Group-wide cash reporting guarantees the transparency required to be able to control funds in a targeted manner. Thanks to medium to long-term planning potential finance requirements can be coordinated with the partners at an early stage. Continuously poor market conditions and long-term contracts caused the Group to focus increasingly on the liquidity risk. Therefore, a Group-wide project was launched in the 2009 financial year to sustainably reduce the capital employed in order to counteract this risk.

The determination of credit limits and the amount of refinancing costs of credit institutions and banks depend on their assessment of PALFINGER's future perspective. Banking contacts have been stepped up in order to give a comprehensive picture of the present situation.

Foreign exchange risk: Through local value creation at PALFINGER's sites the Group only has a limited number of foreign exchange items; there are so-called natural hedges. A natural hedge exists when a company offsets its expenses with the sales generated by its operations in the same currency.

The supply of finished products and components from Europe to North America creates a risk position in US dollars that is not covered by natural hedges. The ongoing analyses of this position are the basis for establishing a hedging strategy that is evaluated in regular meetings.

PALFINGER bases all of its hedging transactions on the underlying operating item, which ensures that financial operations are carried out to reduce rather than augment the Group's exposure. Only derivative financial instruments that may be measured and reported by PALFINGER itself are used. The primary hedging instruments used are foreign exchange forwards.

Interest rate risk: The greater financing need has increased the impact that changes in interest rates have on the net financial result of the PALFINGER Group, which is why hedging against interest rate risks has become increasingly important. This hedging applies to the floating-rate part of the financing instruments.

The interest rate exposure of these loans was in part hedged by an interest rate swap and in part by an interest rate cap. In the case of the interest rate swap the floating rate was converted into a fixed rate, thus fixing the cost of interest for the term of the swap.

The interest rate cap puts an upper limit on interest payments. Until the interest rate cap is reached, the market interest rate is used for calculating interest payments. If the market interest exceeds the cap determined, PALFINGER will receive a payment from its counterparty.

Risks relating to the financial statement closing process: The extremely short time period appropriated for financial reporting to the capital market after the end of the financial year increases the probability that any events relating to the previous year may only be reported in the following financial year.

The necessary use of estimates and judgements in the fields of non-financial assets, deferred tax assets, measurements of inventories and receivables, provisions for pensions, severance payments, and anniversary bonuses, as well as provisions for guarantees and warranties have a direct impact on the presentation of the Group's assets and earnings.

In general there is a certain risk in difficult economic times that an extremely pessimistic estimation of the situation of a business is presented in a more disadvantageous manner in the balance sheet than is actually the case. The heavily risk-averse financial scrutinisers of financial statements only aggravate this effect. PALFINGER tries to actively tackle this risk by means of transparent communication with its relevant environment.

Human resources: PALFINGER regards its employees as the most important factor for succeeding in reaching its objectives. Special staff promotion programmes and ongoing staff reviews ensure the future availability of necessary human resources. In addition, attention has to be paid to keeping qualified skilled labour and key employees within the Company and to ensuring that even in times of lower capacity utilisation they work towards reaching their goals in a motivated and reliable manner.

Some countries have flexible working time schemes, such as short-time work, which, however, only make sense to bridge temporary gaps in utilisation. Should the market demand fail to pick up, the necessary capacity adjustment measures may only be taken with some delay.

Information technology: Most of the processes within the Company rely on IT. In particular, operational and strategic management decisions depend on information generated by these systems. A failure of these systems and processes poses a risk for PALFINGER. Internal and external experts maintain and further optimise the IT infrastructure across the entire Group. PALFINGER also has in place a range of technical security and protective measures to minimise the risks of misuse of data and data loss.

Summing up, the risks the PALFINGER Group is exposed to are manageable and are controlled by adequate measures. Therefore, from today's point of view, the continued existence of the Group is ensured.

IMPORTANT FEATURES OF THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS WITH A VIEW TO ACCOUNTING

PALFINGER's internal control system is based on the Group guidelines revised in 2009. Each relevant section contains a definition of certain parameters that have to be implemented and observed by all units in the Group. Each guideline is allocated to one process manager. The Management Board, local management, the process managers, and the internal auditing department have collective responsibility for ensuring that each relevant unit checks observance of the Group guidelines in periodic intervals.

The topic of risk evaluation is contained in the risk report.

Group guidelines define control mechanisms

The Group guidelines not only define the substance of these parameters but also the internal controls to be implemented from a Group perspective. Local management must lay down additional controls should the need arise. Documentation of the implementation of the controls is carried out via a centralised data base system where each control is assigned to one individual.

With regard to the accounting process, the major accounting and valuation methods are laid down in a Group manual, which is regularly updated, and have to be mandatorily implemented by the local units.

A Group-wide standardised monthly reporting system with an automatic SAP interface guarantees that the management team has an overview of the Group's performance. Quarterly statements are consolidated and audited by the auditor. The close cooperation with the auditor of the consolidated financial statements whose international network guarantees uniform auditing standards ensures a comprehensive and efficient external audit of the financial statements. Thanks to the close interplay of controlling and accounting, estimates are regularly compared with results, creating a system of mutual control and coordination.

The Audit Committee has confirmed that the internal control system of PALFINGER AG is adequate. However, continuous efforts are taken to raise the effectiveness, efficiency, and precision of the entire system.

Internal control is monitored through regular reports presented to the Supervisory Board and through checks made by the internal auditing department, which closely cooperates with the responsible Management Board members and managing directors. The information obtained from internal and external accounting is based on the same database and is reconciled for reporting purposes on a monthly basis.

In 2009 the Audit Committee received the report on the control system of PALFINGER AG. Pursuant to the Austrian Company Law Amendment Act (URÄG) of 2008 such reports will now be submitted twice a year. The Audit Committee is responsible for checking the efficiency of the control system.

RESEARCH, DEVELOPMENT, AND INNOVATION

Continuous investments in R&D – PALFINGER as innovation leader

PALFINGER has been regarded as the innovation leader within the industry for many years and has always lived up to this reputation by developing new solutions and new product models.

In particular in times of challenging economic conditions, the Group has placed great importance on continuing its efforts to improve customer value and consequently also to enhance its competitive edge. For this reason, PALFINGER refrained from cutting the budget for strategic research and development projects but rather pushed ahead with the further improvement of efficiency while implementing its current R&D projects. The Group's centres of excellence, where research and product development activities for the individual areas are concentrated, employ a staff of 150. In addition, PALFINGER cooperates with external institutes. In 2009 the Group invested EUR 13.2 million in research and development, which corresponds to 2.6 percent of its total revenue.

Patents and ideas

PALFINGER currently holds 60 active patents. In 2009 eight additional patents were registered to protect technological developments and also application-specific product configurations.

DEVELOPMENTS IN 2009

A particular highlight was the expansion of the R&D expertise in North America, which was achieved by the acquisition of the Omaha Standard Group and of Automated Waste Equipment. These additions to the Group made it possible to combine European technologies with local production and local service. In this connection, the local R&D expertise was strengthened as well in order to facilitate the local development of products for the US market in the future. This applies mainly to the product groups CRAYLER, tailgates, and truck bodies.

In North America PALFINGER invested primarily in the expansion of core competences in the field of production, namely welding and painting including sandblasting. In cooperation with external experts PALFINGER will be able to set new standards for CDP painting in this region.

Truck-mounted knuckle boom crane

In 2009, 15 additional crane models were added to the High Performance crane series, which had initially been launched in 2007. Through the use of enhanced materials for the new models PALFINGER achieved a higher lifting moment while the cranes' dead weight remained roughly the same.

Numerous new products and components

New crane equipment was developed as well: The new tiltable power link cable winch at the main boom is used to reduce the crane's installation height. This is, for instance, of relevance during the use of the crane within buildings. If the cranes are equipped with fly-jibs and the Dual Power System Plus, lifting forces can be increased by up to 15 percent. The new internally routed hoses in the extension boom, which are hooked up to auxiliary equipment, offer additional protection against damage and reduce the installation width of the crane.

The testing centres for electronics and prototype construction in Köstendorf were expanded. PALFINGER now also uses a multi-axle Hydropuls test bench to implement static and dynamic load tests and a special device for environmental simulations which enables temperature and humidity checks as well as shock, vibration, and broadband noise tests.

EPSILON

In 2009 EPSILON completed the on-road and off-road crane portfolio it had defined. In the field of on-road cranes, a system which puts the crane in its parking position for transport in a fully automated manner was developed. The product range was, amongst other things, also supplemented by models for the handling of container bodies. In the off-road area, models specifically designed to be mounted on manoeuvrable work machines for highly flexible applications in the field of forestry were developed. All in all, 14 new crane models for various applications were presented.

CRAYLER

In the CRAYLER division, the new F3 203 GTS model series was presented. Highlights of this series, which will open up new market segments, include, for instance, a flexible all-wheel-drive model for handling building materials and a model with fold-away wheel arms that was designed specifically for jumbo transports.

Other focuses for 2009 included product enhancements in order to reduce the total cost of ownership and the further development of the moving-mast forklift models.

The optimisation of the organisational processes along the value-creation chain, which was started in 2008, resulted in an increased level of flexibility both in serial production and customer-specific configurations.

PALIFT

Through the acquisition of the US company Automated Waste Equipment, PALFINGER gained expertise in the field of cable hoists which are commonly used in the US. Consequently, PALFINGER will be able to offer a complete product range of container handling systems in the US as well.

TAIL LIFT

a) MBB

In the field of tail lifts the emphasis was on expanding the product portfolio for export markets as well as strengthening the position in the market for retractable tail lifts. In addition, based on the

great interest demonstrated at the IAA 2008, a tail lift with electro-mechanical drive was presented as a prototype. In the course of a cross-national project, two vertical lifts for the US market were developed – MBB in Germany was in charge of the conception and design, detailing up to maturity for serial production took place at Interlift and the production at Omaha Standard in the US.
In the field of access systems, the focus was on modularising the existing products.

b) RATCLIFF
In Great Britain the focus was on developing PALFINGER's very own product series of passenger lifts, in order to increase the added value generated locally. In addition, numerous joint projects were carried out with MBB which confirmed the synergies between the two companies and their R&D departments.

PLATFORMS
In the reporting period, the R&D expertise of BISON and WUMAG ELEVANT, which had been acquired in 2008, were combined at Palfinger Platforms. As a consequence, PALFINGER's expertise in the fields of steel construction, hydraulics, and electronics can now be deployed in an even more profitable manner. Under this joint umbrella, two new developments have already been placed on the market with success.

RAILWAY SYSTEM SOLUTIONS
In the RAILWAY product division new products were developed and orders have already been placed for them: railway companies in Austria, Germany, and Luxemburg already ordered a versatile crane model which also opens up new applications in tunnels and underground systems. Two platform models with a modular design were developed specifically for mounting on road-rail trucks and will be used by several private catenary construction companies in the future.

The newly developed PALTRONIC 150 Railway control system is a milestone in the combined control of working equipment in the railway sector.

Cooperation projects

External know-how also brought in

PALFINGER also draws on the know-how of external experts, in particular in the fields of fundamental research, applied fundamental research, and the further development of existing processes and technologies. Selected strategically anchored cooperation projects with academic and non-academic research and development institutes as well as engineering companies and technology consultants support new and further developments along the value-creation chain and across the Group's entire product portfolio. In the field of back-end integration, strategic suppliers were increasingly involved in the product and production process development in 2009.

Emphasis was put on new materials and substances, ergonomics of use, component testing, process development, increases in modularity as well as the optimisation of logistical processes under environmental aspects.

VALUE CREATION

QUALITY MANAGEMENT

Quality has always been a matter of high priority for PALFINGER. In recent years numerous measures have been implemented which resulted in sustainable process enhancements in manufacturing and assembly at all sites.

Regular external and internal audits of products, processes, plants, and systems verify the staff's high-level of process mastering and the distinct sense of responsibility for the demanded quality.

In 2009 the post-assembly testing processes were expanded as well in order to improve the quality of deliveries even more. A newly installed audit of delivered products made it possible to directly include feedback from the market into the value-creation processes.

Endurance and ageing tests are carried out on a regular basis, and the findings gained are used to increase the product cycles and resilience of the products, in particular of new developments. The performance of comprehensive field tests in all seasons minimises the risk of failure of electronic components. Only components that have been thoroughly checked and identified as fault-free are released for installation in new models.

Production: High-quality processes and products

MANUFACTURING FOR THIRD PARTIES

PALFINGER has already been using its manufacturing capacities for external customers to a small extent. The organisational step of combining the European production plants in a separate production business unit from 2010 onwards supported the strategic goal of further expanding manufacturing for third parties. PALFINGER's core competence lies primarily in the production of safety-relevant steel construction components and hydraulic cylinders as well as CDP coating. In the medium and long term, a fixed share of the production capacities is to be used for external partners in order to extend the long-standing close cooperation with them and to seize the advantages that come with it.

The cost advantages derived from the East European sites in combination with the high level of quality make the business unit Production a competitive and reliable partner. The main advantages for the Group are the opening up of the production plants for the external market and the increase in customer-orientation connected with these openings. Competition with other suppliers also helps keeping the cost structures of the production plants at a competitive level.

ORDER-BASED MANUFACTURING

Another focus in 2009 was the introduction of order-based manufacturing for specified main components of cranes at the production plants in Austria, Slovenia, and Bulgaria, which is planned to be extended to the MADAL and PLATFORMS plants in 2010.

Under the PALFINGER ProductionSystem, products are not manufactured for warehouse storage but in a customer-oriented manner. The objective is to be close to the customers' demands while keeping resources spent in the production process as low as possible. The throughput time is similar to the added-up processing time, which means that the material is in constant flow. This has been achieved primarily by changing from manufacturing according to lot sizes under the job shop principle to individual piece manufacturing following the flow shop principle. As a result, the material used in the process is kept at a minimum. This requires a high level of qualification and flexibility of the staff, the availability of the machines and the intermediate products must satisfy very high standards.

Efficient use of resources thanks to customer-oriented manufacturing

The conversion to the flow shop method made it possible to reduce the material used in the process and consequently a gradual shortening of throughput times by up to 90 percent. Any failures that might occur, such as missing materials, machine downtimes, quality defects, etc., are identified and remedied immediately in order to comply with the defined process standards.

For the time being, these principles are applied primarily in production, but they can also be deployed for administrative purposes. In the field of process and information management, software development was converted according to these principles, which resulted in significant improvements of productivity and quality.

Improving the process quality is a prerequisite for increasing the quality of products. It takes a considerable level of discipline of the staff and a high level of managing quality and leadership of the superiors to ensure that the PALFINGER ProductionSystem functions properly.

HUMAN RESOURCES

As of 31 December 2009, the PALFINGER Group employed a total of 4,370 staff members (excluding temporary workers) in its 30 fully consolidated Group companies. On an annual average 4,517 staff members, including 52 apprentices in Austria, were employed particularly as mechanical, production, mechatronic, and construction engineers, welders, and industrial business management assistants. In addition, 39 temporary workers were employed to cover capacity bottlenecks.


Employees by region
as of 31 December 2009
417
56
988
530
1,095
1,284
Austria
Rest of Western Europe
Central and Eastern Europe
North America
South America
Asia

Group-wide, the percentage of women employed is around 11 percent. The majority of the female staff is active in the commercial area, with a higher-than-average share of women working at the Group's headquarters, where administrative tasks are taken care of.

PALFINGER creates the required framework conditions for employees with disabilities and integrates them in the production process according to their abilities.

PRINCIPLES OF PERFORMANCE AND REMUNERATION

Since 2004 the methods and principles of lean management have been applied at nearly all manufacturing and assembly plants. Employees undergo intensive training in these methods to enhance value creation. To implement the methods, employees work in teams that are largely self-controlled. The opportunity to take responsibility for structuring and improving important components of their work has resulted in a stronger commitment of PALFINGER's employees.

Motivated staff – a material factor in success

PALFINGER's pay system provides for base salaries in line with market standards plus a variable-pay component that is determined for each level by an individual mix of organisational performance and the fulfilment of an employee's performance targets.

Modern working time regulations based on flexitime and bandwidths as well as performance and profit-related remuneration systems are standard at the PALFINGER Group. These regulations, which are increasingly also applied at international sites, are highly appreciated by the Company's staff and proved to be of value in the troublesome year 2009.

Regular management meetings ensure efficient flows of information and decision-making processes within the Group. Once or twice a year a brief staff survey is performed at all PALFINGER locations. In most cases, questions are answered via the Internet. The results form part of the internal performance indicators and are intensively discussed with the employees and with managers at management meetings. This makes it possible to identify internal developments at an early stage and to initiate adequate changes.

CURRENT DEVELOPMENTS

The Group-wide heavy drop in demand as compared to the peak of 2008 had to be accounted for in human resources as well. In addition to the reduction of overtime accrued and untaken holiday, the instrument of Company-sponsored short-time work was introduced at the beginning of the year in order to offset the capacity surplus and to retain highly qualified staff at PALFINGER. However, management had no other option but lay off some of its own employees after dismissing its temporary workers.

As a consequence of the necessary headcount reduction, the staff turnover rate went up from 12 percent in 2008 to approximately 20 percent in 2009, also including natural fluctuation, for example due to retirement.

STAFF AND ORGANISATIONAL DEVELOPMENT

The education and further training of its employees is of great importance to PALFINGER. In times of constantly evolving markets and increasingly rapid technological change it is vital that employees are always familiar with current and future trends. The annual appraisal interviews are the basis for individual development plans. In the previous year, 745 Austrian staff members attended a total of 1,597 training days. At the international locations, teaching and training skilled labour was the dominant issue. Despite the necessary cost cuts PALFINGER attaches great importance to the further training of its staff. A comprehensive qualification programme was initiated in the context of short-time work.

Changing times – ongoing additional qualifications training

In its Bulgarian plants PALFINGER offers government-certified training programmes similar to the Austrian system of apprenticeship. These programmes are carried out in cooperation with a technical college where theoretical know-how is taught at school while at the same time practical training lasting several months is provided at the plant. In Slovenia there are similar cooperation projects available with local schools.

To guarantee the availability of well-trained employees over the longer term and to boost their identification with PALFINGER, employee retention programmes were introduced at individual sites, such as, for instance, a work-life-balance programme.

At the beginning of 2009 a Web-based HR information system named PeopleNet was introduced at the sites in Austria that provided for time savings in work flows and especially raised the talent and skills management within the Company to a new level.

Numerous development options within the PALFINGER Group

In order to prevent a future shortage of highly qualified managers within the PALFINGER Group, the demand necessitated by the strategy of the Company is evaluated on an annual basis. Internal management development programmes are being carried out for the target group of management trainees with participants from various areas of the PALFINGER Group. The aim is to bring about a greater number of foreign assignments for the Group's future managers. The increasing internationalisation is also reflected in the number of employees posted abroad: In 2009 up to 29 employees were assigned to international locations, making an important contribution to knowledge transfer as well as cultural networking within PALFINGER.

In the course of a value-oriented project, entrepreneurship, respect, and learning were defined as the key elements of the PALFINGER value system in 2008. In the year under review these three principles were integrated into the day-to-day business through workshops and reflection meetings. They are designed to root the strengths of PALFINGER even more strongly and make them better known on an international level.

INVESTOR RELATIONS

International stock markets

In 2009, especially at the beginning of the year, stock exchanges were marked by the effects of the international financial and economic crisis, which had reached its peak in 2008. The bankruptcy of Lehmann Brothers of September 2008 triggered a crash on stock exchanges all over the globe and raised fears of a collapse of the global financial system. Many Central and Eastern European countries, until then the paragon of growth, appeared to be on the brink of national bankruptcy. No international stock market was able to escape this environment.

Vienna Stock Exchange

At the beginning of the year the predominant mood was that of uncertainty. The Austrian Traded Index ATX continued its downward ride of 2008 on the Vienna Stock Exchange and dropped again to a low in mid-March 2009. What followed, however, was a speedy recovery, and at times the ATX gained approximately 85 percent in comparison to the year's lows. Towards the end of the year the ATX began trading in a sideways movement phase and ended 2009 at 2,495.56 points, which corresponds to a plus of 42.5 percent in comparison with the end of 2008.

In 2008 market capitalisation underwent a deep cut but in 2009 rose from EUR 54.8 billion to EUR 79.5 billion at the end of the year, corresponding to a plus of 45.1 percent, in line with the recovery of stock prices.

THE PALFINGER SHARE

10 years on the stock exchange
- performance above ATX average

On 4 June 2009 PALFINGER celebrated ten years on the stock exchange. The shares of PALFINGER AG are listed in the Prime Market on the Vienna Stock Exchange and in the ViDX – the index of shares with a growth and value-orientation. On 21 September 2009 PALFINGER shares were re-included in the Austrian Traded Index ATX. Since 2005 PALFINGER stock has also been a constituent of the Austrian VÖNIX sustainability index. In Germany, it is traded over the counter in Frankfurt, Stuttgart, Berlin, Munich, and Düsseldorf. Since March 2005, there has been an ADR Level 1 listing in New York.

In 2009 the price of the PALFINGER share developed in line with the Austrian stock market and/or the Austrian Traded Index ATX and outperformed it slightly. In comparison with a price of EUR 11.24 as of the end of 2008, the share price throughout the year went up by approximately 48 percent and was at EUR 15.58 as of the end of 2009. The average daily turnover at the Vienna Stock Exchange was approximately EUR 900,000 (double count).

It is especially in this uncertain environment that PALFINGER attaches great importance to the continuous and transparent information of its investors. In 2009 the Management Board of PALFINGER AG attended numerous investors conferences in Austria and abroad. Moreover, roadshows were held, and investors were given the opportunity to participate in call-ins or personal conversations. PALFINGER was represented at investors fairs in Vienna and Stuttgart as well as stock exchange days held in Munich and Nuremberg. In 2009 PALFINGER AG once again received numerous international awards for its outstanding investor-relations work and for its Annual Report 2008.

Shareholder information

ISIN	AT0000758305
Number of shares issued	35,730,000
Own shares	328,000
Shares in circulation	35,402,000
Listing on the Vienna Stock Exchange	Prime Market
OTC listings	New York, Frankfurt, Stuttgart, Berlin, Munich, Düsseldorf
Ticker symbols	Reuters: PALF.VIE Bloomberg: PALF.AC Vienna Stock Exchange: PAL

EUR	2009	2008
Low	7.32	8.95
High	19.35	28.37
Average price	12.55	18.31
Price as of 31 December	15.58	11.24
Earnings per share*	(0.22)	1.24
Operating cash flows per share*	1.41	0.92
Proposed dividend per share	0.00	0.39
Dividend yield relating to the average share price	-	2.13%
Market capitalisation as of 31 December (excl. own shares, million EUR)	551.56	397.38

* Calculated using the weighted average number of shares outstanding.

Research reports

- Bank Austria Creditanstalt
- Berenberg Bank
- Cheuvreux
- Deutsche Bank
- Erste Bank
- Goldman Sachs
- Raiffeisen Centrobank
- Sal. Oppenheim
- UBS

PALFINGER AG is not rated.

Share price development 2009


180.00
160.00
140.00
120.00
100.00
80.00
60.00
2 Jan 2009
31 Mar 2009
30 June 2009
30 Sep 2009
30 Dec 2009
PALFINGER AG
ATX

DIVIDEND

see Liquidity/Treasury page 39

PALFINGER AG pursues a continuous dividend policy, which provides that approximately one third of the annual profit is to be distributed to shareholders. Due to the loss incurred in 2009 it will be proposed not to distribute any dividend.

OWNERSHIP STRUCTURE

The Palfinger family, who either directly or indirectly owns 65 percent of PALFINGER AG, is a reliable core shareholder. The Company holds around 1 percent of the shares from the share repurchase scheme, which ended in 2003. The remaining 34 percent of the shares are in free float. According to information available to PALFINGER AG about three quarters of the free float are held by primarily European institutional investors.


Shareholder structure
1%
34%
65%
Palfinger family
Free float
PALFINGER AG

INVESTOR RELATIONS

Phone +43 662 4684-0, Fax +43 662 4684-2280, www.palfinger.com

Herbert Ortner,
Chief Executive Officer, ext. 2222, h.ortner@palfinger.com
Hannes Roither,
Company Spokesperson, ext. 2260, h.roither@palfinger.com
Daniela Werdecker,
Corporate Communications, ext. 2219, d.werdecker@palfinger.com

SUSTAINABILITY

Even in economically challenging times, PALFINGER is well aware of the responsibility that it bears as a Group with international operations vis-à-vis society and the environment. In these circumstances topics like sustainable innovation and the education, training, and protection of its staff are seen in a completely different light.

ECONOMY

PALFINGER's utmost priority is not profit optimisation but rather the long-term success of the Group. In order not to jeopardise the further development of the Group, major core areas were consistently excluded from cost savings measures. In terms of products, PALFINGER once again positioned itself as the innovation leader in 2009, being the sole player to launch new models on the market.

SOCIETY

Staff-related measures were to a great extent cushioned off by the consumption of overtime and unused holiday, flexible working time models, short-time work, and employees' renouncing a part of their remuneration. Retaining around 20-percent excess staff capacities at the production plants gives PALFINGER an enormous head start in case of an economic upswing, as these highly trained employees are fully ready to be deployed. In spite of budget cuts, the "health budget" for employees within the framework of the proven global PALfit programme was not reduced. Since April 2009, more than 500 Austrian staff members have had the opportunity to receive further training in various technical areas under the short-time work qualification programme. PALFINGER thus makes use of the period of weak market demand in order to sustainably improve the level of qualification.

In 2009 the focus was concentrated on a few essential measures. One of the major topics in 2009 was the continuous improvement of safety – both for its own staff and for the users of PALFINGER products. The implementation of other projects which had already been defined such as, for instance, the stakeholder dialogue in Bulgaria were postponed.

ENVIRONMENT

As part of its efforts to reduce emissions of greenhouse gases, PALFINGER subjected all of its Austrian plants to a professional analysis of critical points by the Climate Alliance in 2009 and, on the basis of the results of this analysis, qualified itself as a business certified by the Climate Alliance. In addition, further energy savings potentials were identified and measures for improvement defined.

In the course of the renewal of its fleet, PALFINGER invested into natural gas-operated forklifts at several sites including Lengau, and a natural gas filling station was set up on the corporate premises. In addition, a new route concept for vehicles was implemented. Under this concept, the distances driven on a daily basis can be reduced by 16 percent, which adds up to around 8,000 kilometres per year.

In North America, a green initiative was launched, which aims at turning PALFINGER into the "green market leader". Environmentally friendly plants with their long-term values and ecological sales arguments will contribute to attaining this goal.

Sustainability an essential component in day-to-day business – and documented

Every two years PALFINGER publishes a sustainability report to document in detail important steps in the development of the Group. The Sustainability Report 2008/2009 will be published in the first half-year 2010.

Performance by Segment

The PALFINGER Group divides its operations into three segments: CRANES, HYDRAULIC SYSTEMS & SERVICES, and VENTURES. In 2009 the CRANES segment contributed 54 percent to the Group's revenue while in 2008 it was still 63 percent. The shift in revenue distribution towards the HYDRAULIC SYSTEMS & SERVICES segment, which contains the smaller product divisions of the Group, was a consequence of the economic crisis, which had particularly strong repercussions for the crane sales markets; the acquisitions made contributed to this change in weighting as well. All strategic initiatives of the Group are reported under the VENTURES segment. The costs of its regional and product-oriented business development and expansion are included in this segment.

Segments 2009	Revenue TEUR	Revenue in %	Result* TEUR	Result* in %
CRANES	272,681	54.0%	3,666	122.9%
HYDRAULIC SYSTEMS & SERVICES	232,684	46.0%	(2,419)	(81.1%)
VENTURES	-	-	(4,230)	(141.8%)
PALFINGER Group	**505,365**	**100.0%**	**(2,983)**	**100.0%**

* In accordance with the segment reporting requirements pursuant to IFRS 8, PALFINGER has been disclosing segment results instead of EBIT since the beginning of 2009. The segment result corresponds to EBIT plus income from associated companies.

CRANES

The CRANES segment contains all crane products of the PALFINGER Group as well as the OMAHA STANDARD truck bodies manufactured specifically for the American market. PALFINGER is the number one in the global market with its core product truck-mounted knuckle boom cranes as well as with timber and recycling cranes. This segment's share in Group revenue is currently 54.0 percent.

DEVELOPMENT OF BUSINESS IN 2009


Development of revenue
(TEUR)
600,000
500,000
400,000
300,000
200,000
100,000
0
510,140
500,907
272,681
2007
2008
2009


Development of earnings
(TEUR)
120,000
100,000
80,000
60,000
40,000
20,000
0
105,801
87,729
3,666
2007
2008
2009

The CRANES segment was hit particularly hard by economic developments in 2009. The global decline in economic performance, which had drastic consequences for the construction and haulage industries, was clearly reflected in the business development. Revenues decreased by 45.6 percent to EUR 272.7 million as compared to EUR 500.9 million in the same period of the previous year. Not taking into account the revenue generated by OMAHA STANDARD, which is included in this figure following its initial consolidation in the fourth quarter 2008, the decrease was approximately 52 percent. From spring 2009 onwards PALFINGER noticed a bottoming out of its order intake, which in the fourth quarter was also reflected in revenues.

Cranes: Drastic slump in revenue, but positive earnings due to early response

The swift implementation of the measures to adapt fixed costs to the significantly lower revenue was effective, in particular from the third quarter onwards. Thus, the segment result became positive again in the second half-year and amounted to EUR 3.7 million for the entire year 2009 after EUR 87.7 million in 2008.

TEUR	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Revenue	79,039	66,803	62,599	64,240
Segment result	83	(975)	2,504	2,054

KNUCKLE BOOM CRANES

The KNUCKLE BOOM CRANES division was marked by continued weak demand in 2009. Almost zero sales were recorded in the Spanish, British, Italian, Irish, Greek, and Russian markets, which had already slumped in 2008, and there were noticeable declines in the two largest markets of Germany and France. In the US, where the market decline had started as early as at the end of 2007, sustainable signs of a recovery have been visible since the beginning of 2009. Although the overall economic trend also spread to the South American markets at the end of 2008, recently these markets have been unexpectedly stable. From the second quarter 2009 onwards, a bottoming out was evident in all these markets. In addition, a slight shift in the product mix towards larger crane models took place in the second half-year.

Special attention was paid to the specific risk situation faced by suppliers and dealers in order to respond to the changes in the environment both in cooperation and in the balance sheet. The inventories of finished goods of the distribution partners were gradually reduced in the course of the year so that the further development of the sales markets will be reflected more directly in order intakes. In the fourth quarter order-based manufacturing was intensified at all production plants. In spite of the difficult situation, 2009 was used to launch 15 additional models of the new High Performance crane series onto the market.

EPSILON

The effects from the collapse of the timber and recycling markets became more and more perceptible in the course of the year. While at the beginning of 2009 EPSILON still benefited from orders on hand from the previous year, the decline in order intake was reflected both in revenues and earnings from the second quarter onwards. The main markets of

Germany, Austria, France, Italy, and Great Britain partly suffered losses of more than 70 percent. Towards the end of the year, the order intake improved slightly based on the reductions of dealers' inventories.

MADAL

In 2009 business activity in the MADAL telescopic crane area was characterised by filling orders already on hand, even though at the beginning of the year some orders were cancelled in South America due to the uncertain economic conditions. The cooperation with SENNEBOGEN, under whose license Madal Palfinger manufactures and sells cranes, was intensified.

OMAHA STANDARD

At OMAHA STANDARD the first months of 2009 were marked by the challenging economic situation in the US, in particular by the languishing truck industry. Nevertheless, a constant slight improvement of order intake has taken place from March onwards. In the second half-year the cost reduction measures showed their first effects, the further focus will be on tapping additional potential synergies and achieving market maturity of new product developments. In line with the consistent strategy pursued by PALFINGER the degree of added value in North America is to be further increased by the expansion of painting capacities at the Omaha site.

Share in the consolidated results	in % of Group	2009 TEUR	2008 TEUR	2007 TEUR
External sales	54.0%	272,681	500,907	510,140
EBITDA	83.6%	13,747	97,280	110,522
Depreciation, amortisation, and impairment	56.5%	12,118	14,217	10,476
EBIT	32.5%	1,629	83,063	100,046
Segment result	122.9%	3,666	87,729	105,801
Segment assets	50.9%	299,024	359,693	308,451
Segment liabilities	21.7%	64,179	96,407	115,489
Investment in property, plant, and equipment, intangible assets	63.3%	8,786	41,344	44,266
EBIT margin		**0.6%**	**16.6%**	**19.6%**
Average payroll during reporting period *	58.4%	2,636	2,960	2,574

* Consolidated Group companies excluding equity shareholdings, as well as excluding temporary workers and workers employed for only very short periods.

HYDRAULIC SYSTEMS & SERVICES

The HYDRAULIC SYSTEMS & SERVICES segment, which combines services rendered by the PALFINGER Group and all product areas other than cranes, reflects PALFINGER's strategy of continued diversification. This segment is composed of the following areas: PALIFT container handling systems, TAIL LIFT tailgates and passenger lifts, RAILWAY rail transport system solutions, CRAYLER transportable forklifts, PLATFORMS access platforms, and SERVICES. After the Group developed this market on its own in the beginning, the segment was strategically reinforced by targeted acquisitions. The consolidation now forms a good basis for the sustainable and profitable expansion of the relevant divisions. It also contributed to the distinct increase in the segment's share in Group revenue to 46 percent and to the fact that PALFINGER has already become one of the top-three players in these consolidated areas.

DEVELOPMENT OF BUSINESS IN 2009


Development of revenue
(TEUR)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
185,483
293,932
232,684
2007
2008
2009


Development of earnings
(TEUR)
2,000
0
(2,000)
(4,000)
(6,000)
(8,000)
(10,000)
(12,000)
(14,000)
1,294
2007
2008
2009
(11,588)
(2,419)

Revenue in the HYDRAULIC SYSTEMS & SERVICES segment decreased by 20.8 percent in 2009, from EUR 293.9 million in 2008 to EUR 232.7 million. Not taking into account the revenue generated by the access platform unit of WUMAG ELEVANT, which was acquired in the third quarter 2008, and by Automated Waste Equipment, the decline in revenue amounted to approximately 33 percent. This development of revenues shows that the target industries of the products of this segment were less affected by the current economic crisis. However, a comparison of the individual quarters clearly shows that from the third quarter onwards the economic framework conditions were reflected more distinctly in this segment as well. The development of revenues in the first half 2009, which was comparatively pleasing, was still marked primarily by the filling of orders on hand of the access platforms area.

The inorganic growth achieved in recent years and the measures to sustainably improve profitability have resulted in a clear improvement of earnings. In addition, no impairment losses on the assets reported during the initial consolidation were required in 2009. However, in some areas the successes achieved were overshadowed by the negative development of the order situation so that the segment's result for 2009 was slightly negative at EUR – 2.4 million as compared to the previous year's figure of EUR – 11.6 million.

TEUR	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Revenue	61,353	61,974	56,135	53,222
Segment result	(2,034)	258	(909)	266

PALIFT

The PALIFT division was characterised by the effects of the low level of order intake in 2009 and faced declines in both revenues and earnings. In the second quarter 2009 short-time work was also introduced at the French manufacturing plant. Since July 2009, AWE container handling systems have been included in the PALIFT division. The acquisition of Automated Waste Equipment supplemented the PALFINGER product range by the US-specific roll-off-system and significantly increased its presence in the North American market.

TAIL LIFT

In the field of TAIL LIFT products, the consistent growth strategy, primarily the integration of the ~~large~~ MBB Group since 2008, made a positive impact. In spite of a marked decrease in revenues, the strict cost management and the positive development of the services business made it possible to improve results considerably as compared to the previous year. To offset the low capacity utilisation, short-time work was introduced at some locations.

RAILWAY

The RAILWAY business still profited from the positive investment climate in the field of public transport. Full capacity utilisation is guaranteed until the end of 2010. In the course of 2009 temporary delays in delivery occurred due to the implementation of future-oriented controlling software. After the transition period was completed in the fourth quarter, the filling of orders started.

CRAYLER

The CRAYLER business continued to develop differently in Europe than in North America. While successes were achieved in the key account business in Europe, the North American market was at rock bottom in 2009. Although negative impacts on earnings were contained by means of targeted cost reduction measures, the measurement of the inventories in North America had to be adjusted to current market conditions.

PLATFORMS

The various companies of the access platform division, which has comprised the two brands BISON and WUMAG since August 2008, were consolidated in the first quarter 2009. The markets in this area were increasingly affected by the impact of the economic crisis, in particular a lending policy that is still restrictive. This has already resulted in several delays in delivery and cancellations of orders. In response to the declining demand two neighbouring assembly sites were merged in Germany and short-time work was introduced in the third quarter.

SERVICES

Services strengthen customer loyalty

The SERVICES area was able to harvest the fruits of PALFINGER's longstanding investments in expansion. Strong customer loyalty has contained the drop in revenue, and earnings were kept at a stable level in the period under review. As customers are using systems for longer time periods, the services business picked up, and furthermore, the gradual introduction of the new crane series in the truck-mounted knuckle boom crane area led to an expansion of training activities.

Share in the consolidated results	in % of Group	2009 TEUR	2008 TEUR	2007 TEUR
External sales	46.0%	232,684	293,932	185,483
EBITDA	42.1%	6,929	2,870	6,456
Depreciation, amortisation, and impairment	43.5%	9,348	14,458	5,162
EBIT	(48.2%)	(2,419)	(11,588)	1,294
Segment result	(81.1%)	(2,419)	(11,588)	1,294
Segment assets	43.0%	253,007	268,838	216,615
Segment liabilities	15.2%	45,019	57,783	39,295
Investment in property, plant, and equipment, intangible assets	36.7%	5,091	7,353	18,773
EBIT margin		(1.0%)	(3.9%)	0.7%
Average payroll during reporting period *	41.3%	1,867	1,695	1,274

* Consolidated Group companies excluding equity shareholdings, as well as excluding temporary workers and workers employed for only very short periods.

VENTURES

Ventures: Investing in the future

In the VENTURES segment PALFINGER bundles strategic projects at their development stage. The purpose is to add to the organic growth of the Group by means of development projects for new product areas, acquisitions, and joint ventures, the expansion of existing sites generating added value and the development of qualified employees. As the projects included in the VENTURES segment do not generate revenues, only their costs are reported. An upper limit of 1 percent of the Group's revenue was set for these costs. The segment result for 2009 amounted to EUR – 4.2 million compared to EUR – 2.4 million in 2008 and reflects the ongoing further development of the PALFINGER Group.


Development of earnings
(TEUR)
0
(1,000)
(2,000)
(3,000)
(4,000)
(5,000)
2007
2008
2009
(1,702)
(2,370)
(4,230)

TEUR	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Segment result	(766)	(763)	(1,324)	(1,377)

In 2009 numerous projects were successfully completed and the operating units were reclassified into the relevant segments. This included the takeover of the 40-percent share in the Romanian cylinder producer Nimet Srl as well as the acquisition of the US company Automated Waste Equipment.

see Significant Changes page 32

Following the implementation of the area India, a separate company was founded to put in place adequate structures for a continued market development. In August a cooperation venture for the efficient development of the Russian market potential was entered into with the long-standing distributing partner Kraft Invest Group.

In addition, strategic internal projects of PALFINGER were implemented in 2009. These included primarily a programme with the aim of sustainably strengthening the structure of the Group's earnings and assets, which had been launched at the end of 2008 and which, amongst other things, included far-reaching cost-saving measures for all corporate divisions.

In recent years the PALFINGER Group recorded enormous growth and consequently underwent change. Accordingly, in 2009 - also against the backdrop of changed expectations for the future - the Global PALFINGER Structure, which had been defined five years ago, was revised so that the Group will continue to operate in the market in the optimal way in the future. PALFINGER's new organisational structure has been in effect since the beginning of 2010.

Share in the consolidated results	in % of Group	2009 TEUR	2008 TEUR	2007 TEUR
EBITDA	(25.7%)	(4,230)	(2,370)	(1,702)
Depreciation, amortisation, and impairment	-	0	0	0
EBIT	(84.3%)	(4,230)	(2,370)	(1,702)
Segment result	(141.8%)	(4,230)	(2,370)	(1,702)
Average payroll during reporting period *	0.3%	14	9	11

* Consolidated Group companies excluding equity shareholdings, as well as excluding temporary workers and workers employed for only very short periods.

Key Events after the Balance Sheet Date

After the end of the 2009 financial year there have been no material post-reporting events.

Solid basis makes adjustment to changed framework possible

Outlook

The year 2009 was marked by numerous challenges occurring in connection with the macroeconomic framework and the following severe drop in demand. PALFINGER did not manage to prevent the slump in revenue but by taking targeted action successfully controlled its effects on earnings.

All of this was facilitated by the strength of the PALFINGER Group. The well-established regional and product-oriented position as well as the sound financial basis of the Group have proved to be a substantial competitive advantage. The effectiveness in value creation further boosts the cost and quality leadership assumed by PALFINGER. All of these qualities allow PALFINGER to be a reliable partner in the long run, and even in times of crisis, while at the same time adjusting to changes in market requirements.

Management initiated specific projects and took targeted action as early as in 2008 with the aim of countering downward trends and/or offsetting these trends with developments in other areas. At the same time the Group's long-term strategic goals and values were taken into consideration, structures adjusted, and market opportunities utilised.

The outlook for 2010 still remains uncertain. Like economic experts all over the world, management proceeds on the assumption of several different potential scenarios of future economic development.

2010 should bring about an improvement

As an early-cycle company PALFINGER perceived the downward trend at a very early stage and should therefore be among the first to profit from an upswing in the economy. Starting with the second quarter 2009 signs that many relevant markets were bottoming out started to emerge. Management expects to gain new impetus from numerous infrastructure projects that have been announced or decided all over the world.

Therefore, PALFINGER's outlook for 2010 is cautiously optimistic. From today's point of view it is estimated that revenues will go up by more than 10 percent. The measures taken are expected to have a continuously positive impact on earnings. The first beneficial results were already achieved in 2009, and the gradual strengthening of the earnings structure is expected to go on in 2010. It is against this backdrop that PALFINGER will benefit over-proportionally from a recovery of the economy.

Long-term Group strategy: Expanding existing and developing new markets

PALFINGER is planning to prolong its strong market presence and to retain its technology and quality leadership. This is the reason why the core areas of research and development, marketing, sales, and services have been promoted with unbroken momentum. Investments will range approximately between EUR 8 and 12 million and hence will be below depreciation level.

In addition to the implementation of the new PALFINGER organisational structure, which will also open up new potentials, management's focus will continue to be on establishing and/or expanding the Group's market position on the basis of its long-term corporate strategy. The further internationalisation process and the use of local products will be helpful in this endeavour, allowing PALFINGER to meet the diverse needs of the Group's customers even more effectively.

Consolidated Financial Statements as of 31 December 2009

Consolidated Financial Statements as of 31 December 2009

Consolidated Balance Sheet

TEUR	Note	31 Dec 2009	31 Dec 2008
Non-current assets			
Intangible assets*	1, 12, 15, 20	74,013	71,829
Property, plant, and equipment*	2, 19, 21	191,977	196,877
Investment property	3, 22	1,096	1,135
Investments in associated companies	23	15,726	13,633
Deferred tax assets*	9, 13, 24	25,535	20,608
Non-current financial assets	5, 25	1,821	1,360
Other non-current assets	26	2,587	2,278
		312,755	307,720
Current assets			
Inventories*	4, 18, 27	148,705	185,958
Trade receivables	5, 17, 28	80,196	119,665
Other current assets*	29	12,117	17,464
Tax receivables	9	1,127	1,428
Cash and cash equivalents	5, 30	33,073	9,096
		275,218	333,611
Total assets		587,973	641,331
Equity			
Share capital	31	35,730	35,730
Additional paid-in capital	6, 32	30,363	30,177
Treasury stock	33	(1,509)	(1,730)
Retained earnings*	34	231,453	251,636
Revaluation reserve		0	(112)
Valuation reserves pursuant to IAS 39	35	(363)	(124)
Foreign currency translation reserve		(7,287)	(12,104)
		288,387	303,473
Minority interests*	36	3,890	6,412
		292,277	309,885
Non-current liabilities			
Non-current financial liabilities*	5, 37	127,420	44,960
Non-current provisions*	7, 8, 14, 38	21,965	22,293
Deferred tax liabilities*	9, 24	11,370	12,927
Other non-current liabilities*	39	2,566	1,916
		163,321	82,096
Current liabilities			
Current financial liabilities	5, 40	59,078	132,337
Current provisions	8, 16, 41	12,926	19,386
Tax liabilities	9	1,626	2,038
Trade payables and other current liabilities*	5, 42	58,745	95,589
		132,375	249,350
Total equity and liabilities		587,973	641,331

* In the course of the final purchase price allocation for Omaha Standard, Inc., USA, and FTEC, Inc., USA, adjustments with retrospective effect were made.

Consolidated Income Statement

TEUR	Note	Jan-Dec 2009	Jan-Dec 2008
Revenue	43	505,365	794,839
Changes in inventory and own work capitalised	44	(6,486)	(9,149)
Other operating income[1]	45	12,515	11,866
Materials and external services	27, 46	(262,648)	(421,905)
Employee benefits expenses	47	(149,177)	(167,003)
Depreciation, amortisation, and impairment expenses[1]	20, 21, 48	(21,466)	(28,675)
Other operating expenses[1]	49	(83,123)	(110,868)
Earnings before interest and taxes - EBIT (before associated companies)		(5,020)	69,105
Income from associated companies	23	2,037	4,666
Interest income		676	547
Interest expenses[1]	50	(11,441)	(7,640)
Exchange rate differences		1,748	(2,783)
Other financial income		140	20
Net financial result		(8,877)	(9,856)
Result before income tax		(11,860)	63,915
Income tax expense[1]	9, 51	5,107	(15,736)
Result after income tax		(6,753)	48,179
attributable to			
shareholders of PALFINGER AG (consolidated net result for the period)		(7,823)	43,907
minority interests		1,070	4,272
EUR			
Earnings per share (undiluted and diluted)	34	(0.22)	1.24
Dividend per share	34	0.00 [2]	0.39

1) In the course of the final purchase price allocation for Omaha Standard, Inc., USA, and FTEC, Inc., USA, adjustments with retrospective effect were made.
2) Proposal of the Management Board to the Supervisory Board for presentation to the Annual General Meeting for resolution.

Consolidated Statement of Comprehensive Income

TEUR	Note	Jan-Dec 2009	Jan-Dec 2008
Result after income tax		(6,753)	48,179
Unrealised profits (+)/losses (-) from foreign currency translation		4,817	(7,181)
Unrealised profits (+)/losses (-) from AFS securities	35		
Changes in unrealised profits (+)/losses (-)		0	10
Deferred taxes thereon		0	(3)
Actuarial gains (+)/losses (-) pursuant to IAS 19	34, 38	1,622	2,876
Deferred taxes thereon		(394)	(728)
Unrealised profits (+)/losses (-) from cash flow hedge	35		
Changes in unrealised profits (+)/losses (-)		(639)	(146)
Deferred taxes thereon		149	122
Effective taxes thereon		(6)	(73)
Realised profits (-)/losses (+)		315	(743)
Deferred taxes thereon		(131)	190
Effective taxes thereon		73	0
Other comprehensive income		5,806	(5,676)
Total comprehensive income		(947)	42,503
attributable to			
shareholders of PALFINGER AG		(2,017)	38,231
minority interests		1,070	4,272

Consolidated Statement of Changes in Equity

TEUR	Note	Share capital	Additional paid-in capital	Treasury stock
At 1 Jan 2008		37,135	35,190	(8,298)
Total comprehensive income		0	0	0
Transactions with shareholders				
Dividends		0	0	0
Simplified capital decrease	31	(1,405)	(5,053)	6,458
Other changes	6, 32	0	40	110
		(1,405)	(5,013)	6,568
At 31 Dec 2008		35,730	30,177	(1,730)
At 1 Jan 2009		35,730	30,177	(1,730)
Total comprehensive income		0	0	0
Transactions with shareholders				
Dividends	34	0	0	0
Other changes	6, 32, 36	0	186	221
		0	186	221
At 31 Dec 2009		35,730	30,363	(1,509)

Equity attributable to the shareholders of PALFINGER AG						
Retained earnings	Revaluation reserve	Valuation reserves pursuant to IAS 39	Foreign currency translation reserve	Total	Minority interests	Equity
229,905	(112)	519	(4,923)	289,416	5,640	295,056
46,055	0	(643)	(7,181)	38,231	4,272	42,503
(24,731)	0	0	0	(24,731)	(3,500)	(28,231)
0	0	0	0	0	0	0
407	0	0	0	557	0	557
(24,324)	0	0	0	(24,174)	(3,500)	(27,674)
251,636	(112)	(124)	(12,104)	303,473	6,412	309,885
251,636	(112)	(124)	(12,104)	303,473	6,412	309,885
(6,595)	0	(239)	4,817	(2,017)	1,070	(947)
(13,788)	0	0	0	(13,788)	(3,500)	(17,288)
200	112	0	0	719	(92)	627
(13,588)	112	0	0	(13,069)	(3,592)	(16,661)
231,453	0	(363)	(7,287)	288,387	3,890	292,277

Consolidated Statement of Cash Flows

TEUR	Jan-Dec 2009	Jan-Dec 2008
Result before income tax	(11,860)	63,915
Write-downs (+)/write ups (-) of non-current assets	21,466	28,675
Gains (-)/losses (+) on the disposal of non-current assets	134	(300)
Interest income (-)/interest expenses (+)	10,765	7,093
Income from associated companies	(2,037)	(4,666)
Expense for stock option programme	41	33
Other non-cash income (-)/expenses (+)	(766)	0
Increase (-)/decrease (+) in assets	84,159	13,257
Increase (+)/decrease (-) in provisions	(6,304)	(3,158)
Increase (+)/decrease (-) in liabilities	(36,800)	(43,507)
Cash generated from operations	58,798	61,342
Interest received	676	547
Interest paid	(10,362)	(6,607)
Dividends received from associated companies	3,025	2,963
Income tax paid	(2,093)	(25,668)
Cash flows from operating activities	50,044	32,577
Cash receipts from the sale of intangible assets and property, plant, and equipment	486	2,893
Cash payments for the acquisition of intangible assets and property, plant, and equipment	(14,264)	(48,066)
Cash payments for the acquisition of subsidiaries net of cash acquired[1]	20	(29,317)
Cash payments for the foundation of associated companies	(2,996)	(124)
Cash payments for the acquisition of minority interests	(11)	(395)
Cash receipts from the sale of securities	252	112
Cash payments for the acquisition of securities	0	(538)
Increase (-)/decrease (+) in other non-current assets	646	(1,654)
Cash flows from investing activities	(15,867)	(77,089)
Dividends to shareholders of PALFINGER AG	(13,788)	(24,731)
Dividends to minority shareholders	(3,500)	(3,500)
Transfer of treasury stock under the stock option programme	277	110
Increase (+)/decrease (-) in non-current financial liabilities	82,454	(6,815)
Increase (+)/decrease (-) in current financial liabilities	(75,797)	86,084
Cash flows from financing activities	(10,354)	51,148
Total cash flows	23,823	6,636
Funds at 1 January[2]	9,096	2,559
Effects of foreign exchange differences	154	(99)
Total cash flows	23,823	6,636
Funds at 31 December	33,073	9,096

1) see Scope of consolidation
2) see Note (30) Cash and cash equivalents

Segment Reporting

The Management Board of PALFINGER AG manages the Group by dividing it into the segments CRANES, HYDRAULIC SYSTEMS & SERVICES, as well as VENTURES.

CRANES

The CRANES segment comprises the following product divisions:

- KNUCKLE BOOM CRANES
- EPSILON – timber and recycling cranes
- MADAL – telescopic cranes
- OMAHA STANDARD – truck bodies

HYDRAULIC SYSTEMS & SERVICES

The HYDRAULIC SYSTEMS & SERVICES segment comprises the following product divisions:

- PALIFT/AWE – container handling systems
- TAIL LIFT – tailgates and passenger lifts
- PLATFORMS – access platforms
- CRAYLER – transportable forklifts
- RAILWAY – rail transport system solutions
- SERVICES

VENTURES

In the VENTURES segment PALFINGER bundles all future projects at their development stage. The aim of separating this area from the operating business is to guarantee a targeted focus on building up new fields of business and continuing market development. Moreover, a special pool of employees, composed of internal and external members, is being set up for strategic activities, which among other things closely cooperates with external educational institutes. This is done primarily to ensure the availability of sufficient personnel in order to meet PALFINGER's growth targets and has already stood the test in the staffing of projects.

TRANSFER PRICING

Transfer pricing between the manufacturing plants, the assembly plants, and distribution companies is carried out at production cost based on standard capacity utilisation plus interest on capital employed.

GROUP FINANCING

The financing of the Group (including financial expenses and income) as well as income taxes are controlled on a Group-wide basis and not allocated to the individual operating segments.

	CRANES	HYDRAULIC SYSTEMS & SERVICES	VENTURES	Group recon-ciliation	**Total**
TEUR	Jan–Dec 2008	Jan–Dec 2008	Jan–Dec 2008	Jan–Dec 2008	Jan–Dec 2008
External sales	500,907	293,932	0	0	**794,839**
Intra-group sales	299	0	0	(299)	**0**
Depreciation, amortisation, and impairment	(14,217)	(14,458)	0	0	**(28,675)**
thereof impairment	(413)	(5,998)	0	0	**(6,411)**
EBIT	83,063	(11,588)	(2,370)	0	**69,105**
Income from associated companies	4,666	0	0	0	**4,666**
Segment result	87,729	(11,588)	(2,370)	0	**73,771**
Segment assets	359,693	268,838	0	12,800	**641,331**
thereof investments in associated companies	13,633	0	0	0	**13,633**
Segment liabilities	96,407	57,783	0	177,256	**331,446**
Investments in intangible assets and property, and plant, and equipment	41,344	7,353	0	0	**48,697**
TEUR	Jan–Dec 2009	Jan–Dec 2009	Jan–Dec 2009	Jan–Dec 2009	Jan–Dec 2009
External sales	272,681	232,684	0	0	**505,365**
Intra-group sales	176	0	0	(176)	**0**
Depreciation, amortisation, and impairment	(12,118)	(9,348)	0	0	**(21,466)**
thereof impairment	0	(817)	0	0	**(817)**
EBIT	1,629	(2,419)	(4,230)	0	**(5,020)**
Income from associated companies	2,037	0	0	0	**2,037**
Segment result	3,666	(2,419)	(4,230)	0	**(2,983)**
Segment assets	299,024	253,007	0	35,942	**587,973**
thereof investments in associated companies	15,726	0	0	0	**15,726**
Segment liabilities	64,179	45,019	0	186,498	**295,696**
Investments in intangible assets and property, plant, and equipment	8,786	5,091	0	0	**13,877**

INFORMATION ON GEOGRAPHICAL AREAS

Non-current assets were as follows:

TEUR	31 Dec 2009	31 Dec 2008
Intangible assets		
Domestic	5,365	2,406
Foreign	68,648	69,423
Property, plant, and equipment		
Domestic	73,099	77,008
Foreign	118,878	119,869
Investment property		
Domestic	54	56
Foreign	1,042	1,079
Deferred tax assets		
Domestic	12,324	8,194
Foreign	13,211	12,414
Other non-current assets		
Domestic	1,215	1,572
Foreign	1,372	706

Notes to the Consolidated Financial Statements

GENERAL

PALFINGER AG is a public listed company headquartered in 5101 Bergheim, Salzburg, Austria, Franz-Wolfram-Scherer-Strasse 24, whose main business activities are the production and the sale of innovative hydraulic lifting, loading, and handling solutions along the interfaces of the transport chain.

The consolidated financial statements of PALFINGER AG as of 31 December 2009 were prepared in line with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as adopted by the European Union (EU). IFRS and IFRIC interpretations whose application is not mandatory for financial years starting on or after 1 January 2009 were not applied ahead of time. As these consolidated financial statements meet the criteria laid down in sec. 245a of the (Austrian) Business Code (UGB), the Company is not obligated to prepare financial statements according to the provisions of the Code.

These consolidated financial statements were prepared as of the reporting date of the parent company PALFINGER AG. The financial year corresponds to the calendar year. With the exception of Palfinger Cranes India Pvt. Ltd., India, the financial statements of the individual Austrian and foreign companies included in the consolidated financial statements were prepared as of the reporting date of the consolidated financial statements. Every year a reconciliation statement as of 31 December is prepared for Palfinger Cranes India Pvt. Ltd.

Uniform accounting and valuation criteria were applied within the Group. The consolidated financial statements were prepared on the assumption that the Company will continue as a going concern. For the sake of a clearer presentation, items were aggregated for the purposes of the consolidated balance sheet, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated statement of cash flows. The same items were then listed and explained separately in the notes, following the principle of materiality. In general, when preparing these consolidated financial statements, the historical cost system was applied. Exceptions were made for derivate financial instruments and financial assets available for sale. These items were valued at fair value.

The consolidated balance sheet was structured according to IAS 1, separating current from non-current assets and liabilities. Assets and liabilities were classified as current if they are likely to be realised or balanced within twelve months of the balance sheet date. The consolidated income statement was prepared according to the nature of expense method.

For the sake of clarity and comparability, all figures in the consolidated financial statements are, in principle, expressed in thousands of euros (TEUR). Minimal arithmetic differences may arise from the application of commercial rounding to individual items and percentages.

The consolidated financial statements and the individual financial statements of the companies included were published in accordance with statutory requirements. The consolidated financial statements of PALFINGER AG as of 31 December 2009 were audited by Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Salzburg, Austria. The consolidated financial statements of PALFINGER AG as of 31 December 2009 were released for publication on 26 January 2010 by the Group's Management Board.

CONSOLIDATION PRINCIPLES

SCOPE OF CONSOLIDATION

PALFINGER AG prepares the consolidated financial statements for the PALFINGER Group. The consolidated financial statements comprise the financial statements of PALFINGER AG and the financial statements of the companies controlled by PALFINGER AG as of 31 December of each year. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Associated companies were included according to the equity method. An associated company is a company on which PALFINGER AG may exercise significant influence by participating in its financial and operating policy decisions but over which it has no control or joint control. There is a rebuttable presumption that the investor holds 20 to 50 percent of the voting power.

As of 31 December 2009, the scope of consolidation, including PALFINGER AG as the parent company, comprised 30 fully consolidated companies and seven companies consolidated using the equity method, whose names are disclosed in the statement of investments.

Company, headquarters	Controlling company[1]	Direct interest[2] in percent	Indirect interest[3] in percent	Curr.[4]
Fully consolidated companies				
EPSILON Kran GmbH, Salzburg (AT)	PEU	65.00	65.00	EUR
FTEC, Inc., Birmingham (US)	OSI	100.00	100.00	USD
Guima France S.A.S., Caussade (FR)	GP	100.00	100.00	EUR
Guima Palfinger S.A.S., Caussade (FR)	PSB	100.00	100.00	EUR
Interlift, Inc., Cerritos (US)	MBB	100.00	100.00	USD
Madal Palfinger S.A., Caxias do Sul (BR)	PSB	99.14	99.14	BRL
MBB Hubfix s.r.o., Bratislava (SK)	MBB	100.00	100.00	EUR
MBB Inter S.A.S., Silly en Gouffern (FR)	MBB	100.00	100.00	EUR
MBB Interlift N.V., Erembodegem (BE)	MBB	100.00	100.00	EUR
MBB Liftsystems Ltd. in liquidation, Cobham (UK)	MBB	100.00	100.00	GBP
MBB Palfinger GmbH, Ganderkesee (DE)	PEU	100.00	100.00	EUR
Omaha Standard, Inc., Council Bluffs (US)	PUSA	100.00	100.00	USD
Palfinger Asia Pacific Pte. Ltd., Singapore (SG)	PSB	100.00	100.00	SGD
Palfinger Cranes India Pvt. Ltd., Chennai (IN) (Initial consolidation: 30 April 2009)	PSB/PAP	100.00	100.00	INR
Palfinger Europe GmbH, Salzburg (AT)	PSB	100.00	100.00	EUR
Palfinger Finanzierungs-GmbH, Ainring (DE) (Initial consolidation: 24 February 2009)	PAG	100.00	100.00	EUR
Palfinger GmbH, Ainring (DE)	PEU/PSB	100.00	100.00	EUR
Palfinger Gru Idrauliche S.r.l., Bolzano (IT)	PEU	100.00	100.00	EUR
Palfinger, Inc., Niagara Falls (CA)	PSB	100.00	100.00	CAD
Palfinger Platforms GmbH, Krefeld (DE)	PEU	100.00	100.00	EUR
Palfinger Produktionstechnik Bulgaria EOOD, Cherven Brjag (BG)	PSB	100.00	100.00	BGN
Palfinger Proizvodnja d.o.o., Maribor (SI)	PSB	100.00	100.00	EUR
Palfinger Proizvodna Tehnologija Hrvatska d.o.o., Delnice (HR)	PSB	100.00	100.00	HRK
Palfinger Service- und Beteiligungs-GmbH, Salzburg (AT)	PAG	100.00	100.00	EUR
Palfinger (Shenzhen) Ltd., Shenzhen (CN)	PAP	100.00	100.00	CNY
Palfinger USA, Inc., Tiffin (US)	PSB	100.00	100.00	USD
Paltec Truck Equipment, Co., Birmingham (US) (Initial consolidation: 7 December 2009)	OSI	100.00	100.00	USD
Ratcliff Palfinger Ltd., Welwyn Garden City (UK)	PSB	100.00	100.00	GBP
Tiffin Loader Crane, Co., Tiffin (US)	PUSA	100.00	100.00	USD
Companies consolidated using the equity method				
Kraftinvest Palfinger Beteiligungs-GmbH, Salzburg (AT) (Initial consolidation: 7 August 2009)	PSB	49.00	49.00	EUR
Nimet Srl, Lazuri (RO) (Initial consolidation: 1 April 2009)	PPT	40.00	40.00	RON
Palfinger Argentina S.A., Buenos Aires (AR)	MP	49.00	49.00	ARS
Palfinger France S.A., Étoile sur Rhône (FR)	PEU	49.00	49.00	EUR
Palfinger Southern Africa (Pty.) Ltd., Edenvale (ZA)	PEU	36.00	36.00	ZAR
Star Palfinger Equipment India Pvt. Ltd., Chennai (IN)	PAP	26.00	26.00	INR
STEPA Farmkran Gesellschaft m.b.H., Elsbethen (AT)	PEU	45.00	45.00	EUR

1) Controlling company

GP = Guima Palfinger S.A.S., Caussade (FR)
MBB = MBB Palfinger GmbH, Ganderkesee (DE)
MP = Madal Palfinger S.A., Caxias do Sul (BR)
OSI = Omaha Standard, Inc., Council Bluffs (US)
PAG = PALFINGER AG, Salzburg (AT)
PAP = Palfinger Asia Pacific Pte. Ltd., Singapore (SG)
PEU = Palfinger Europe GmbH, Salzburg (AT)
PSB = Palfinger Service- und Beteiligungs-GmbH, Salzburg (AT)
PPT = Palfinger Produktionstechnik Bulgaria EOOD, Cherven Brjag (BG)
PUSA = Palfinger USA, Inc., Tiffin (US)

2) from the point of view of the controlling company 3) from the point of view of PALFINGER AG 4) Curr. = functional currency

Newly founded companies

On 7 December 2009 Paltec Truck Equipment, Co., USA, was founded as a wholly-owned subsidiary of Omaha Standard, Inc., USA. With effect as of 1 January 2010 FTEC, Inc., USA, and Tiffin Loader Crane, Co., USA, were merged into Paltec Truck Equipment, Co. as the absorbing company.

Mergers

In the first quarter 2009 ELEVANT Service GmbH & Co. KG, Germany, ELEVANT Finance GmbH, Germany, WUMAG MAGEBA GmbH, Germany, WUMAG ELEVANT GmbH, Germany, and ELEVANT Produktion GmbH, Germany, were merged into Palfinger Platforms GmbH, Germany, with retrospective effect as of 31 December 2008, in several reorganisational steps in order to simplify internal structures. Subsequently the "Service National" business was spun off from Palfinger Platforms GmbH, Germany, into Palfinger GmbH, Germany. By a merger agreement of 24 July 2009 the merger of WUMAG ELEVANT Verwaltungs GmbH, Germany, into Palfinger Platforms GmbH, Germany, with retrospective effect as of 31 December 2008 was agreed. This merger was entered into the commercial register on 26 August 2009.

On 1 September 2009 the shares in Financière Palfinger S.A.S., France, were transferred from Palfinger Europe GmbH, Austria, to Guima Palfinger S.A.S., France. By a merger agreement of 1 September 2009 the merger of Financière Palfinger S.A.S. into the absorbing company Guima Palfinger S.A.S. was agreed.

After the decision to adapt the Global PALFINGER Structure was made in 2009, Ratcliff Palfinger Ltd., UK, and Guima Palfinger S.A.S., France, were transferred from Palfinger Europe GmbH, Austria, to Palfinger Service- und Beteiligungs-GmbH, Austria, in the fourth quarter 2009 as a first step to adjust the Group's corporate structure to the adapted organisational structure. In addition, 50.72 percent of Palfinger Cranes India Pvt. Ltd., India, was transferred from Palfinger Asia Pacific Pte. Ltd., Singapore, to Palfinger Service- und Beteiligungs-GmbH, Austria. Palfinger Asia Pacific Pte. Ltd. now holds less than 1 percent in Palfinger Cranes India Pvt. Ltd.

Acquisitions made in 2009

Palfinger Finanzierungs-GmbH

On 24 February 2009, 100 percent in Palfinger Finanzierungs-GmbH, Germany, was acquired. The purchase price in the amount of TEUR 25 was paid in cash and reflects the fair values of the assets at the date of acquisition. At the time of acquisition, the assets were composed primarily of cash and cash equivalents.

Palfinger Cranes India Pvt. Ltd.

On 30 April 2009, 100 percent in Palfinger Cranes India Pvt. Ltd., India, was acquired. The purchase price in the amount of INR 2 million (approx. TEUR 30) was paid in cash and reflects the fair values of the asses at the date of acquisition. At the time of acquisition, the assets were composed primarily of cash and cash equivalents.

Automated Waste Equipment Co.

On 7 July 2009 the contracts on the acquisition, by way of an asset deal, of the US producer of container handling systems Automated Waste Equipment Co. were signed. The producer of container handling systems with one manufacturing and one assembly site in Trenton, New Jersey, was established by Eric Fisher in 1972 and has its strongest presence in the Northeast of the US, holding a market share of up to 70 percent in some states. It is the second largest manufacturer of cable hoists in the US. With its three product lines, marketed under the renowned brands

- **American Roll-off** (cable hoists),
- **Hook-all Hooklifts** (similar to PALIFT container handling systems), and
- **American Hawk** (bulk waste cranes)

and its approximately 60 service and sales centres and a staff of almost 40, the company generated revenues of approximately USD 13 million in 2008.

At the time of acquisition, the carrying amounts were reconciled with the fair values as follows:

TEUR	Carrying amount	Fair value adjustments	Fair value
Non-current assets			
Intangible assets	77	927	1,004
Property, plant, and equipment	385	0	385
Other non-current assets	144	0	144
	606	**927**	**1,533**
Current assets			
Inventories	1,842	187	2,029
Trade receivables	932	(400)	532
Other current assets	25	0	25
Tax receivables	42	0	42
Cash and cash equivalents	20	0	20
	2,861	**(213)**	**2,648**
Non-current liabilities			
Non-current financial liabilities	5	0	5
Deferred tax liabilities	0	221	221
	5	**221**	**226**
Current liabilities			
Current financial liabilities	2,136	0	2,136
Current provisions	53	0	53
Tax liabilities	5	4	9
Trade payables and other current liabilities	601	130	731
	2,795	**134**	**2,929**
Net assets acquired	**667**	**359**	**1,026**

In the course of the purchase price allocation an amount of TEUR 927 was allocated to intangible assets; they pertained mainly to the orders on hand and product developments as well as the brand American Roll-off.

At the time of acquisition, the purchase price was allocated on the basis of the fair values as follows:

TEUR	2009
Purchase price	0
Total purchase price	**0**
Net assets acquired	(1,026)
Negative difference	**(1,026)**

The negative difference was recorded under other operating income.

PRO FORMA DISCLOSURES

Since the time of initial consolidation, the Automated Waste Equipment unit has been contributing TEUR 2,175 to the consolidated revenues of PALFINGER AG and TEUR 468 to its consolidated net result for the period, taking into consideration the negative difference.

If the transactions had been made with effect as of 1 January 2009, the consolidated net result for the period of PALFINGER AG would have been as follows:

TEUR	Jan–Dec 2009 stated	Jan–Dec 2009 pro forma
Revenue	505,365	508,049
Consolidated net result for the period	(7,823)	(8,596)
Earnings per share in EUR	(0.22)	(0.24)

Acquisitions made in 2008

OMAHA STANDARD, Inc. and FTEC, Inc.

On 24 September 2008 PALFINGER signed a contract to take over 100 percent of the shares of the US company Omaha Standard, Inc. as well as its distribution subsidiary FTEC, Inc. The transaction was closed on 31 October 2008. Omaha Standard, Inc. is one of the leading producers of service bodies and pick-up tail lifts in the US. The company has a well-established distribution network with a total of 400 centres.

On the basis of the purchase price allocation using the estimated fair values, a negative difference of TEUR 35 was recorded under other operating income in the 2008 financial year. Following the final calculation of the fair values, this negative difference was increased to TEUR 52.

In the course of the final purchase price allocation for Omaha Standard, Inc. and FTEC, Inc., the consolidated balance sheet as of 31 December 2008 was adjusted with retrospective effect as follows:

TEUR	31 Dec 2008	Adjustment	31 Dec 2008 adjusted
Non-current assets			
Intangible assets	66,918	4,911	**71,829**
Property, plant, and equipment	198,224	(1,347)	**196,877**
Deferred tax assets	21,557	(949)	**20,608**
Current assets			
Inventories	185,612	346	**185,958**
Other current assets	17,424	40	**17,464**
Equity			
Retained earnings	251,582	54	**251,636**
Minority interests	6,411	1	**6,412**
Non-current liabilities			
Non-current financial liabilities	44,919	41	**44,960**
Non-current provisions	22,428	(135)	**22,293**
Deferred tax liabilities	10,144	2,783	**12,927**
Other non-current liabilities	1,763	153	**1,916**
Current liabilities			
Trade payables and other current liabilities	95,485	104	**95,589**

On the basis of the final internal fairness opinions basically the fair values for the dealer network and real estate were adjusted.

In the course of the final purchase price allocation for Omaha Standard, Inc. and FTEC, Inc., the consolidated income statement as of 31 December 2008 was adjusted with retrospective effect as follows:

TEUR	Jan–Dec 2008	Adjustment	Jan–Dec 2008 adjusted
Other operating income	11,849	17	11,866
Depreciation, amortisation, and impairment expenses	(28,670)	(5)	(28,675)
Other operating expenses	(110,872)	4	(110,868)
Interest expense	(7,668)	28	(7,640)
Income tax expense	(15,747)	11	(15,736)
Result after income tax	48,124	55	48,179
attributable to			
shareholders of PALFINGER AG (consolidated net result for the period)	43,853	54	43,907
minority interests	4,271	1	4,272

At the time of acquisition, the estimated fair values were reconciled with the final fair values as follows:

TEUR	Estimated fair value	Adjust–ments based on final purchase price allocation	Final fair value
Non–current assets			
Intangible assets	3,881	5,350	9,231
Property, plant, and equipment	22,078	(1,502)	20,576
Deferred tax assets	2,740	(1,112)	1,628
Other non–current assets	360	0	360
	29,059	2,736	31,795
Current assets			
Inventories	9,300	373	9,673
Trade receivables	5,866	0	5,866
Other current assets	726	(143)	583
Tax receivables	4	0	4
Cash and cash equivalents	711	0	711
	16,607	230	16,837
Non–current liabilities			
Non–current financial liabilities	11,962	0	11,962
Non–current provisions	271	(145)	126
Deferred tax liabilities	2,856	2,928	5,784
Other non–current liabilities	239	166	405
	15,328	2,949	18,277
Current liabilities			
Current financial liabilities	7,450	0	7,450
Current provisions	838	0	838
Tax liabilities	186	0	186
Trade payables and other current liabilities	6,588	0	6,588
	15,062	0	15,062
Net assets acquired	15,276	17	15,293

ELEVANT unit of WUMAG GmbH

After the Austrian and German antitrust authorities approved the takeover of the ELEVANT unit of the German WUMAG GmbH, which had been decided upon on 24 June 2008, the transaction was closed on 14 August 2008. Within the WUMAG ELEVANT unit there were minority interests of 5 percent in ELEVANT Finance GmbH, Germany, and of 23.4 percent in WUMAG MAGEBA GmbH, Germany; apart from these minority interests, the unit was acquired in its entirety. On 17 October 2008 the 5-percent minority share in ELEVANT Finance GmbH was acquired at a purchase price of TEUR 50. On 12 November 2008 the remaining 23.4 percent in WUMAG MAGEBA GmbH was acquired at a purchase price TEUR 345.

The WUMAG ELEVANT unit has three production sites in Germany and focuses on truck-mounted access platforms (17 to 103 metres working height) and fire-fighting platforms. This is thus a good supplement to PALFINGER's access platform portfolio and the production and sales capacities existing in Germany.

As no significant changes in fair value occurred in the course of the final purchase price allocation for the WUMAG ELEVANT unit in the third quarter 2009, no adjustments with retrospective effect were made.

PRO FORMA DISCLOSURES

In the 2008 financial year the WUMAG ELEVANT unit as well as Omaha Standard Inc. and FTEC, Inc. contributed TEUR 32,709 to the consolidated revenues of PALFINGER AG and TEUR - 236 to its consolidated net result for the period, taking into consideration the negative difference.

If the transactions had been made with effect as of 1 January 2008, the consolidated net result for the period 2008 of PALFINGER AG would have been as follows:

TEUR	Jan-Dec 2008 stated	Jan-Dec 2008 pro forma
Revenue	794,839	863,495
Consolidated net result for the period	43,907	43,162
Earnings per share in EUR	1.24	1.22

Acquisition of minority interests

Palfinger Consult AG, Austria, was compensated with TEUR 11 for its 0.03-percent minority share in Palfinger Europe GmbH, Austria, on the basis of an assignment agreement dated 20 July 2009. The assignment was entered into the commercial register on 28 August 2009.

Liquidations

In the first half 2009 the liquidation of MBB Liftsystems Ltd., Great Britain, was initiated.

Associated companies

Kraftinvest Palfinger Beteiligungs-GmbH

On 7 August 2009 PALFINGER signed the contracts for the joint development of a distribution structure in Russia with the Kraft Invest Group. Since 1996 the Kraft Invest Group has been a reliable sales partner for PALFINGER in Russia with more than 15 subdealers.

This allows PALFINGER to promote the sale of its own products by helping the Kraft Invest Group to set up an appropriate network while implementing PALFINGER's targeted sales strategies.

PALFINGER holds 49 percent in the Kraftinvest Palfinger Beteiligungs-GmbH, Austria, which was founded on 7 August 2009 and entered into the commercial register on 26 August 2009, with the Kraft Invest Group holding the remaining 51 percent. As of 30 September 2009 Kraftinvest Palfinger Beteiligungs-Gmbh founded the wholly-owned subsidiary Palfinger Crane Rus LLC Russia. Not only knuckle boom cranes, which in the future will be exclusively sold in Russia by this company, but also other PALFINGER products, such as EPSILON timber and recycling cranes, MBB tail lifts, and PALIFT container handling systems, will be sold by Palfinger Crane Rus LLC.

Nimet Srl

On 1 April 2009 PALFINGER took over a 40-percent interest in Nimet Srl, Romania, by means of a unilateral capital increase in the amount of TEUR 1,226. The purchase price was paid in cash and reflects the fair values of the manufacturing business at the date of acquisition.

Palfinger Argentina S.A.

By an assignment agreement of 30 April 2009 the shares in the associated company Palfinger Argentina S.A., Argentina, were transferred from Palfinger Europe GmbH, Austria, to Madal Palfinger S.A., Brazil, for a consideration of EUR 1.00. The transaction was entered into the commercial register on 17 August 2009.

Palfinger Southern Africa (Pty.) Ltd.

On 15 September 2009 a change in the ownership structure of Palfinger Southern Africa (Pty.) Ltd., South Africa, was agreed. The share transfer transaction was closed on 21 December 2009 upon receipt of the full purchase price. PALFINGER now holds a 36-percent interest in Palfinger Southern Africa (Pty.) Ltd. The new majority owner holding 61.5 percent is Route Management Pty. Ltd., South Africa. Route Management Pty. Ltd. is South Africa's largest trailer manufacturing company with sales centres in several African countries south of the Sahara. Another 2.5 percent is held by Mr. Antonio Alberto da Silva Mota.

CONSOLIDATION METHOD

Pursuant to IFRS 3 all business combinations must be accounted for by applying the purchase method. Under this method the consolidation of investments is carried out at the acquisition date by offsetting the purchase price with the net assets of the acquired business measured at fair value. The subsidiaries' identifiable assets, liabilities, and contingent liabilities are recognised at their full fair values, irrespective of the extent of the minority interest. Intangible items must be recognised separately from goodwill if they are either separable from the entity or arise from statutory, contractual, or other legal rights. Any remaining differences on the asset side are capitalised as goodwill. If negative differences arise, the measurements of the identifiable assets, liabilities, and contingent liabilities of the acquired business and the calculation of the cost of the business combination are reassessed and the differences are then recognised in the income statement.

According to IFRS 3 in combination with IAS 36 the capitalised goodwill is no longer amortised on a straight-line basis. Instead, the goodwill recognised must be tested for impairment annually and whenever circumstances indicate that it might be impaired. If the carrying amount of a cash-generating unit to which goodwill has been allocated exceeds the recoverable amount of the unit, the impairment loss in the amount of the difference is allocated first to reduce the carrying amount of the goodwill allocated to the unit. Any additional impairment loss is then allocated to the other assets of the unit on a pro rata basis.

The initial consolidation of companies included for the first time was performed at the time of acquisition, which was also the point in time when the possibility to exercise control over the company's net assets and business activities was obtained. The results of subsidiaries sold or acquired during the year are included in the consolidated income statement effective from the date of acquisition or until the date of sale.

Earnings, assets, and liabilities of associated companies are included in the consolidated financial statements applying the equity method. Investments in associated companies are reported in the balance sheet at cost after adjustment to changes in the Group's share of net assets after acquisition and impairment losses. Losses exceeding the Group's investment in associated companies are not recognised. The goodwill relating to the associated company is included in the carrying amount of this share and is neither amortised on a straight-line basis nor subjected to a separate impairment test.

If the acquisition costs for the Group's investment are lower than the fair values of the identifiable assets and liabilities at the acquisition date, the difference is recognised in the income statement in the acquisition period. Intra-group accounts receivable and payable, income and expenses, as well as inter-company profits and losses are fully eliminated.

Shares of minority shareholders are reported at the time of acquisition in the amount of the fair values of the recognised assets and liabilities attributable to the minority interest and are then adjusted according to all changes in equity allocable to the minority shareholders. The acquisition and/or sale is recognised in other comprehensive income.

CURRENCY TRANSLATION WITHIN THE GROUP

The consolidated financial statements are prepared in euros, the functional currency of PALFINGER AG.

Monetary assets and liabilities in foreign currencies are converted into the functional currency at every reporting period end date using the respective closing rates. All currency differences are recognised in the income statement. Non-monetary items that are measured at historical cost in a foreign currency are converted using the exchange rate of the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are converted using the exchange rate applicable at the time of calculation of the fair value.

In line with IAS 21 financial statements of Group companies reporting in foreign currencies are translated in accordance with the functional currency concept. The assets and liabilities are converted from the functional currency into euros using the middle rate at the balance sheet date. Goodwill arising from the acquisition of foreign subsidiaries is allocated to the acquired company and translated at the respective middle rate at the balance sheet date. The income statement items of the consolidated foreign companies are converted using average rates for the period.

Differences arising from the currency conversion of the pro rata equity are recognised directly in equity. In the event of the deconsolidation of a foreign company, these exchange rate differences are recognised in the income statement. Exchange rate differences attributable to minority interests are offset against the interests of other shareholders.

The following exchange rates are of particular importance for the consolidated financial statements:

	Exchange rate as of		Average exchange rate	
1 euro equals	31 Dec 2009	31 Dec 2008	Jan-Dec 2009	Jan-Dec 2008
BRL	2.4966	3.3110	2.7991	2.6780
CAD	1.5039	1.7231	1.5907	1.5586
GBP	0.9000	0.9738	0.8977	0.7983
USD	1.4333	1.4096	1.3951	1.4761

The effects of exchange rate movements on the calculation of the balance sheet items of the consolidated subsidiaries resulted in a change in equity of about TEUR 4,817 (previous year: TEUR - 7,181) recognised in other comprehensive income. This figure is reported under foreign currency translation reserve in the statement of changes in equity.

MANAGING CAPITAL

As far as net debt is concerned the capital management of PALFINGER is controlled either centrally or in agreement with corporate treasury.

The objectives include long-term guaranteed liquidity in support of business operations, an efficient use of banking and financial services and limiting financial risks while optimising revenue and costs. Central synergy effects and local opportunities are taken into consideration as well. Another focus in 2009 was the systematic creation of a strategic liquidity reserve under cash and cash equivalents.

PALFINGER controls its capital structure taking into consideration the change in economic framework conditions, the strategic projects agreed upon, and the internal equity ratio and gearing ratio targets. As a consequence, the financing structure was increasingly based on longer-term debts in 2009. In order to maintain this capital structure, a consistent dividend policy is pursued which is based on the consolidated net result for the previous year. If the net result for the period was positive, a distribution rate of approximately one third of the net profit for the period is proposed.

While in the 2008 financial year the focus was on agreeing long-term credit lines with several banking partners in order to fund investments in existing sites as well as acquisitions, in the year under review the successful placement of a promissory note loan with maturities of three and five years as well as longer-term investment financing were achieved. When agreeing on these credit lines, special attention was paid to their long-term availability. The aim of these credit limits is to guarantee a flexible utilisation and repayment of the loans.

PALFINGER monitors its capital using the gearing ratio, which corresponds to the ratio of net debt and equity, as well as the equity ratio. Net debt includes non-current and current financial assets and the cash holdings as well as non-current and current financial liabilities. Equity corresponds to the equity reported according to IFRS.

ACCOUNTING AND VALUATION METHODS

1. INTANGIBLE ASSETS

Purchased intangible assets are capitalised at acquisition cost. Internally generated intangible assets are capitalised at manufacturing cost if the preconditions set out in IAS 38 regarding the capitalisation of internally generated intangible assets are satisfied.

Intangible assets are subject to amortisation over their relevant useful lives. With the exception of goodwill and intangible assets with indefinite useful lives, amortisation is performed on a straight-line basis over a timeframe between two and ten years. Customer relationships capitalised as part of corporate acquisitions are amortised over a useful life of five to ten years. At the end of every financial year the residual values, the useful lives, and the methods of amortisation of these assets are reviewed and, if necessary, adjusted prospectively. Changes in the method or period of amortisation that become necessary as a consequence of modifications of the anticipated useful lives or the expected consumption of the future economic benefits of the assets are treated as changes in estimates.

In the case of intangible assets of indefinite useful lives, each asset is tested for impairment at least once a year. These intangible assets are not amortised over their useful lives on a systematic basis. Once a year, the useful lives of all intangible assets within indefinite lives are checked as to whether the estimations of the indefinite lives are still justified. If this is not the case, the estimates are changed prospectively from an indefinite useful life into a finite useful life.

Impairments are recognised in the year in which the event giving rise to the impairment occurs. If the reasons for the impairment cease to exist, corresponding reversals of the impairment loss are performed until the level of amortised cost is reached.

Goodwill

According to IFRS 3 goodwill is not amortised but is instead tested for impairment annually as well as whenever there are indications that impairment has occurred.

In order to perform impairment tests, goodwill is allocated to cash-generating units. The essential standard applied for determining whether a unit qualifies as a cash-generating unit is the assessment of its technical and commercial independence in the generation of income. The impairment test of the cash-generating unit is carried out by comparing the amortised carrying amount (including the allocated goodwill) to the higher of either the net realisable value or the value in use. The value in use is calculated as the present value of relevant future cash inflows and outflows on the basis of the data obtained from the internal medium-term corporate planning. The discount rate is derived from the weighted cost of capital of the Company. If the calculated amount is less than the carrying amount, the impairment loss in the amount of the difference is allocated first to reduce the carrying amount of the goodwill. Any additional impairment loss is then to be allocated to the remaining assets of the cash-generating unit in proportion to their carrying amounts.

According to IFRS 3 goodwill once written down for impairment can no longer be recovered.

Research and development

Research expenses are reported in the income statement when incurred.

Development expenses made with a view to a significant further development of a product or a process are capitalised if the product or process is feasible both from a technological and commercial point of view, the development is marketable, the expenses can be measured reliably, and PALFINGER has sufficient resources to complete the development project. All other development expenses are recognised in the income statement when incurred.

Capitalised development expenses of closed projects are reported at cost less accumulated amortisation. As long as a development project is not yet completed, an impairment test of the capitalised amounts accrued is carried out annually or more frequently if circumstances indicate that an impairment loss might have occurred.

2. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are reported at cost, adjusted for straight-line depreciation. Besides direct costs, production costs also contain appropriate shares of materials and manufacturing overhead costs and, in the case of qualifying assets, also borrowing costs. General administrative expenses as well as borrowing costs are not capitalised.

Assets are depreciated as soon as they are available for use. Depreciation is performed on a straight-line basis over the prospective useful lives of the relevant assets. The anticipated economic or technical useful life is used to determine the expected useful life of property, plant, and equipment. If property, plant, and equipment is composed of major identifiable components with different useful lives, these components are disclosed separately and depreciated over their respective useful lives.

	Years
Own buildings and investments in third-party buildings	20–50
Plants and machinery	3–15
Fixtures, fittings, and equipment	3–10

At the end of every financial year the residual values, the useful lives, and the methods of amortisation of these assets are reviewed and, if necessary, adjusted prospectively. Changes in the method or period of amortisation that become necessary as a consequence of modifications of the anticipated useful lives or the expected consumption of the future economic benefits of the assets are treated as changes in estimates.

When major inspections are performed, their costs are recognised in the carrying amount of the item of property, plant, or equipment as a replacement if the recognition criteria are satisfied. Replacement investments and value-increasing investments are capitalised and depreciated over either the new or the original useful life. All other expenses for maintenance and repair work are recognised in the income statement when incurred.

In the case of asset disposals, the difference between the carrying amounts and the net realisable value is recognised in the income statement in either other operating income (realisable value higher than carrying amount) or other operating expenses (realisable value lower than carrying amount).

Government grants

According to IAS 20 government grants for property, plant, and equipment are presented as reductions of the acquisition and/or manufacturing costs and reduce depreciation on a systematic basis accordingly in the following periods.

PALFINGER receives grants for research and further training in various countries. These are recognised as other operating income in the time periods in which the expense which is to be compensated for by the grant is incurred.

A government grant is not recognised until there is reasonable assurance that the Company will comply with the conditions attaching to it and that the grant will be received.

Leases

In line with IAS 17, the allocation of a leased asset to the lessor or lessee is based on the transfer of all material risks and rewards incidental to ownership of the asset.

Assets obtained through finance leases are capitalised at the fair value or lower present value of the minimum lease payments at the acquisition date from the viewpoint of the lessee, and depreciated over their useful lives. The capitalised value of assets corresponds to the present value of the lease payments outstanding at the balance sheet date.

Assets obtained through operating leases are allocated to the lessor. The lessee recognises the lease payments as an expense in equal instalments over the term of the lease.

Borrowing costs

Borrowing costs that are attributable to the acquisition or production of a qualifying asset are capitalised as part of the cost of the asset.

3. INVESTMENT PROPERTY

Investment property includes land or buildings held to earn rentals or for capital appreciation rather than for use in the production or supply of goods or services or for administrative purposes or sale in the ordinary course of business.

Property held as investment property is measured at cost less accumulated depreciation. The depreciation on buildings is performed on a straight line basis over a period ranging from 20 to 50 years. The fair value of property held as investment property is determined by expert opinions that are prepared internally and using an income-cost approach.

4. INVENTORIES

Inventories are assets held for sale as part of the normal operating business (finished goods and goods for resale), assets that are still in the process of production (work in progress) or that are consumed as part of the manufacturing of products or the rendering of services (materials and production supplies).

Inventories are valued at acquisition or production cost or the lower net realisable value at the balance sheet date. The valuation of materials and production supplies as well as goods for resale is carried out in accordance with the moving average cost method. Write-downs are made where the net realisable value is lower than the carrying value. The production costs of work in progress and finished goods are determined on the basis of standard production costs and, besides direct materials and manufacturing costs, also contain appropriate shares of materials and manufacturing overheads as well as administrative expenses relating to manufacturing. The standard production costs are reviewed regularly and adjusted to the current conditions if necessary.

5. FINANCIAL INSTRUMENTS

According to IAS 39 financial assets are classified either as held for trading, loans and receivables, available for sale, or hedging derivatives. PALFINGER determines the designation of its financial assets upon initial recognition.

When they are recognised initially, financial assets are measured at fair value. In the case of financial investments that are not recognised at fair value through the income statement, transaction costs are recognised as well. These costs are directly allocable to the acquisition of the assets.

Acquisitions or sales of financial assets are recognised at the trade date.

The fair value of financial instruments is the amount for which a financial instrument could be exchanged between knowledgeable, willing, and independent parties in an arm's length transaction. The fair value is frequently identical to the market price, and therefore its calculation is based on market information available at the balance sheet date. The values listed may diverge from values realised later due to varying determinants.

Market values are available for all derivative financial instruments and securities. The fair values for all other financial instruments are determined on the basis of the discounted anticipated cash flows.

Securities and other shareholdings

Securities and other shareholdings are classified as available for sale pursuant to IAS 39. They are measured at fair value provided that a reliable fair value can be determined. Unrealised profits and losses are recognised in equity. In the case of sales, the unrealised profit and/or loss that up to that point had been reported as equity in the balance sheet will be reported in the income statement under other financial expenses. Impairment losses are recorded in the income statement. Impairment losses recorded for equity instruments are reversed in the balance sheet, impairment losses recorded for debt instruments in the income statement.

Loans

Interest-bearing loans are classified as loans and receivables pursuant to IAS 39. To the extent that no impairment losses are required, they are reported at amortised cost; non-interest bearing loans and interest-bearing loans with low rates of interest are discounted accordingly. Impairment losses are reversed through the income statement.

Receivables

Receivables are classified as loans and receivables pursuant to IAS 39 and are reported at amortised cost, if necessary less impairment losses. Foreign currency receivables are valued at the foreign currency bid price at the balance sheet date. Impairment losses are recorded in allowance accounts; the receivable is only derecognised in case of insolvency or failure to assert the claim in court. Impairment losses are reversed through the income statement.

Cash and cash equivalents

Current financial assets are composed of cash in hand, cheques, and cash at banks with an initial remaining time to maturity of a maximum of three months and are reported under cash and cash equivalents. They are measured mark to market as of the balance sheet date.

Liabilities

Liabilities are shown at amortised cost.

Derivative financial instruments

Derivative financial instruments that do not satisfy the criteria for hedge accounting laid down in IAS 39 are classified as held for trading pursuant to IAS 39 and recognised at their fair values through the income statement.

Cash flow hedge

In order to minimise the risk of fluctuations with respect to payments received in the future, expected foreign currency income in US dollars for the following financial year is hedged in the PALFINGER Group by means of forward currency contracts. The special hedge accounting principles as stipulated by IAS 39 are applied to ensure compensation on an accrual basis for the effects of hedged transactions and the hedging instrument in the income statement. The market value of forward contracts arising from the valuation of forward contracts at the balance sheet date after deduction of deferred taxes is reported in equity in the balance sheet as a reserve according to IAS 39. The reserve will be reversed to income in line with future proceeds generated in the relevant financial year.

6. STOCK OPTION PROGRAMME

The Annual General Meeting on 25 March 2009 resolved to set up a stock option programme in the form of an equity-settled plan for members of the Supervisory and Management Boards and to grant 250,000 stock options under this programme to Alexander Exner, Chairman of the Supervisory Board, Alexander Doujak, member of the Supervisory Board, and to Management Board members Herbert Ortner, Wolfgang Pilz, and Martin Zehnder.

The objective of the programme is to link the amount of remuneration directly to operating performance. Thus management should be more willing to align its objectives with those of the shareholders of the Company and have a share in the success of the Company.

Each stock option may be exercised in exchange for one share at an exercise price of EUR 10.12. The stock options may be exercised (one half each) at two exercise dates. In order to be able to exercise stock options, the average ratio of earnings before taxes (EBT) to revenues as reported in the consolidated financial statements of PALFINGER AG must have been at least three percent (exercise date 1 in 2012) or five percent (exercise date 2 in 2014) for each of the three balance sheet dates preceding the date the option is exercised.

The maximum number of shares available for subscription is equivalent to the number of options issued. If the EBT ratio is less than three or five percent, no options may be exercised and there is no entitlement to subscription. If the EBT ratio is three or five percent, the entitled person enjoys the right to exercise 25 percent of his stock options at the relevant exercise date. If the EBT ratio exceeds three or five percent, the number of stock options to be exercised by a person at the relevant exercise date rises in linear progression up to an EBT ratio of seven or 11 percent.

The fair value of the options granted is recognised as employee benefits expenses and offset against additional paid-in capital in equity. The fair value is determined at the date the option is granted and expensed over a period during which the employees acquire the unconditional entitlement to the options granted (vesting period). A Monte Carlo simulation is used to determine the fair value of options, taking into account the terms and conditions on which the options were granted. The amount, which is to be reported as an expense, is adjusted to take into account the effect of anticipated staff turnover in order to reflect the expected actual number of options that may be exercised in the future.

	Herbert Ortner		Wolfgang Pilz		Martin Zehnder		Alexander Exner		Alexander Doujak	
Number of stock options	40,000	40,000	25,000	25,000	25,000	25,000	20,000	20,000	15,000	15,000
Exercise price in EUR	10.12	10.12	10.12	10.12	10.12	10.12	10.12	10.12	10.12	10.12
Exercise period within 12 weeks after the Annual General Meeting	2012	2014	2012	2014	2012	2014	2012	2014	2012	2014
Fair value of option in EUR at valuation date*	2.58	2.56	2.58	2.56	2.58	2.56	2.58	2.56	2.58	2.56
Underlying volatility	50.0%	40.0%	50.0%	40.0%	50.0%	40.0%	50.0%	40.0%	50.0%	40.0%
Valuation date	25 March 2009		25 March 2009		25 March 2009		25 March 2009		25 March 2009	
Price in EUR at valuation date	9.29		9.29		9.29		9.29		9.29	

* Valuation model used: Monte Carlo simulation

7. LONG-TERM EMPLOYEE BENEFITS

Defined benefit plans

Defined benefit plans apply to pension commitments in Austria and Germany as well as severance pay and anniversary bonus obligations in Austria, Slovenia, and Bulgaria.

Employees whose employment contract is governed by Austrian law and whose employment status started before 1 January 2003 are entitled to a severance payment if their contract is terminated by the employer or if they leave the company early for good cause, provided that their employment lasted for three years without interruptions. In addition, if their employment lasted for at least ten years, they are entitled to a severance payment upon any kind of termination of employment when they have reached the statutory pensionable age. The amount of the severance payment depends on the amount of the remuneration paid at the time of termination and the length of service. In addition, collective bargaining agreements provide for anniversary bonuses to be paid mainly to employees of Austrian and Slovenian companies depending on their years of service.

Provisions for pensions and other post-retirement benefits as well as for severance payments and anniversary bonuses are valued using the projected unit credit method. Under this method anticipated benefits are distributed over the working lifespan of the employees until retirement. Anticipated future salary increases are taken into account. The amounts of the provisions are determined on the basis of an actuarial opinion prepared by an actuary as of the balance sheet date.

According to IAS 19 actuarial gains and losses are recognised directly in equity as retained earnings if they relate to provisions for pensions and other post-retirement benefits or for severance payments and as pensions costs in the income statement if they relate to provisions for anniversary bonuses.

Defined contribution plans

Defined contribution plans have been introduced at various Group companies on the basis of statutory obligations. In addition, individual pension agreements have been entered into. Contributions to such defined contribution plans are recognised as expenses in the period for which they are paid.

8. OTHER PROVISIONS

Other provisions were formed to reflect the level of uncertain liabilities, recognising the amount associated with the highest level of probability of occurrence of individual obligations as the best estimate. Where the provision being measured involved a large population of items, the expected-value method of estimation was applied.

9. INCOME TAX

Tax receivables and tax liabilities are offset when they relate to the same tax authority and the Company has a right to offset the items.

Deferred tax is calculated according to the liability method, using the tax rate that will be applicable during the period in which the realisation of the deferred tax is expected to take place.

According to the liability method, deferred tax is reported on temporary differences between the amounts recognised under IFRS and those recognised in the tax balance sheet as well as on tax-loss carry forwards. Temporary differences are reported whenever they give rise to deferred tax liabilities. Deferred tax assets are only recognised if it is probable that the relevant tax benefits will actually be realised.

Deferred tax is calculated using the tax rate expected to apply at the balance sheet date when the temporary differences reverse. As a rule, all changes in deferred taxes result in deferred tax expenses and/or gains. Deferred taxes on items directly reported in equity are directly recognised in equity.

10. RECOGNITION OF REVENUES AND EXPENSES

Revenues arising from the provision of goods and services are realised when all major risks and opportunities arising from the delivered object have been transferred to the buyer. Revenues from the provision of services refer to short-term services which are recognised when the service is rendered.

Operating expenses are recognised when the service is rendered or a delivery is received, or at the time the expenses are incurred.

11. CHANGE(S) IN ACCOUNTING AND VALUATION METHODS

The following new, revised, and/or supplemented IASB standards and IFRIC interpretations, whose application was mandatory for the first time in the 2009 financial year, resulted in changes in the consolidated financial statements of PALFINGER AG and/or clarifications of facts relevant for the Group. These changes did not have any significant impact on the Group's assets, finances, and earnings during this or previous reporting periods. No material changes in accounting and valuation methods other than those mentioned herein were made.

The revised version of **IAS 1 Presentation of Financial Statements** is aimed at improving users' ability to analyse and compare the information given in financial statements.

Pursuant to the revised version of **IAS 23 Borrowing Costs,** borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset should be capitalised as part of the cost of the asset. The current option of immediately recognising borrowing costs as an expense was discontinued.

In March 2009 the IASB issued amendments to **IFRS 7 Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments.** The amendments require enhanced disclosures about fair value measurements and liquidity risk. Entities are required to apply the amendments for financial years beginning on or after 1 January 2009. The first application of these amendments has resulted in expanded disclosures being made in the notes of PALFINGER.

The first collective standard **Improvements to IFRS** is subdivided into two sections and contains changes to 20 IFRS. The first section provides changes that could affect presentation, recognition, or measurement. In the second section changes in wording or editorial corrections are listed.

The following new, revised, and/or supplemented IASB standards and IFRIC interpretations that might be of relevance for PALFINGER but whose application is not mandatory for these consolidated financial statements were not applied ahead of time. PALFINGER does not expect the first application of these standards and interpretations in the future to have any significant impact on the Group's financial position and financial performance. PALFINGER currently does not intend to apply these IASB standards and IFRIC interpretations ahead of time.

In July 2008 the IASB issued an amendment to **IAS 39 Eligible Hedged Items – Amendment to IAS 39 Financial Instruments: Recognition and Measurement.** This amendment specifies the application of the basic principles of hedge accounting in two particular situations – the designation of inflation risks in a financial hedged item and the designation of a one-sided risk in a hedged item. This amendment will have to be applied mandatorily with retrospective effect to all financial years beginning on or after 1 July 2009.

In January 2008 the IASB issued a revised version of **IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements.** The major change concerns the recognition of acquisitions of less than 100 percent of the shares in a company. The option to recognise the goodwill from an acquisition under the full goodwill method, i.e. including the amount of the share allocable to the minority shareholders. In addition, acquisitions and/or partial sales of shares without loss of control are to be reported in the balance sheet as transactions between shareholders. The full incidental acquisition costs are to be reported as expenses. The revised standards have to be applied to business combinations taking place in financial years beginning on or after 1 July 2009. These changes will not have any significant effect on the assets, finances, and earnings of PALFINGER as they refer exclusively to future acquisitions of companies on the one hand and as PALFINGER has already recognised acquisitions of minority interests in the balance sheet before on the other.

The following new, revised, and/or supplemented IASB standards and IFRIC interpretations that might be of relevance for PALFINGER have been issued but not yet endorsed by the European Commission. For this reason, they are not relevant for these consolidated financial statements. For the time being, PALFINGER does not expect the application of these revised standards and interpretations, provided that they are endorsed by the EU in that form, to have any significant impact on PALFINGER's financial position and financial performance.

In November 2009 the IASB issued **IFRS 9 Financial Instruments – Classification and Measurement.** The new standard replaces the measurement categories of IAS 39 by the categories of amortised cost and fair value. Whether an instrument is to be allocated to the category of amortised cost depends on the business model applied by the company on the one hand and on the product features of the individual instrument on the other. Instruments that do not satisfy the definition criteria of the category of amortised cost have to be measured at fair value in the income statement. Measurement at fair value through the balance sheet is admissible for selected equity instruments. The new standard must be applied for financial years starting on or after 1 January 2013 (not yet endorsed).

In April 2009 the IASB, in the course of the Annual Improvements Process project, issued the second collective standard **Improvements to IFRS,** which provides for a total of 15 minor changes of ten existing standards and two interpretations. Unless otherwise provided for in the individual case, the changes must be applied to financial years starting on or after 1 January 2010.

The following new, revised, and/or supplemented IASB standards and IFRIC interpretations are of no relevance for the consolidated financial statements of PALFINGER AG:

Standards/interpretations	Mandatory application	Endorsement status
IAS 24 Related Party Disclosures (published in: November 2009)	1 Jan 2011	not endorsed
IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation (published in: February 2008)	1 Jan 2009	endorsed in January 2009
IAS 32 Financial Instruments: Presentation – Classification of Rights Issues (published in: October 2009)	1 Feb 2010	endorsed in December 2009
IFRS 1 First Time Adoption of IFRS (published in: November 2008)	1 Jan 2010	endorsed in November 2009
IFRS 1 Additional Exemptions for First-time Adopters (published in: July 2009)	1 Jan 2010	not endorsed
IFRS 2 Share-based Payment (published in: January 2008)	1 Jan 2009	endorsed in December 2008
IFRS 2 Share-based Payment – Group Cash-settled Share-based Payment Transactions (published in: June 2009)	1 Jan 2010	not endorsed
IFRIC 9 and IAS 39 Financial Instruments: Recognition and Measurement – Embedded Derivatives (published in: March 2009)	1 July 2009	endorsed in November 2009
IFRIC 12 Service Concession Arrangements (published in: November 2006)	1 Jan 2008	endorsed in March 2009
IFRIC 13 Customer Loyalty Programmes (published in: June 2007)	1 Jul 2008	endorsed in December 2008
IFRIC 14 Prepayments of a Minimum Funding Requirement (published in: November 2009)	1 Jan 2011	not endorsed
IFRIC 15 Agreements for the Construction of Real Estate (published in: July 2008)	1 Jan 2009	endorsed in July 2009
IFRIC 16 Hedges of a Net Investment in a Foreign Operation (published in: April 2009)	1 July 2009	endorsed in June 2009
IFRIC 17 Distributions of Non-Cash Assets to Owners (published in: January 2008)	1 July 2009	endorsed in November 2009
IFRIC 18 Transfers of Assets from Customers (published in: January 2009)	1 July 2009	endorsed in November 2009
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments (published in: November 2009)	1 July 2010	not endorsed

USE OF ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires the use of estimates and assumptions, which may influence the reported values of assets, liabilities, and financial obligations at the balance sheet date, as well as income and expenses of the financial year. Actual results may differ from these estimates. The true and fair view principle is fully applied in the use of all estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed in the following.

12. IMPAIRMENT OF NON-FINANCIAL ASSETS

The impairment tests performed by PALFINGER regarding goodwill, intangible assets with indefinite useful lives, and uncompleted capitalised development projects are based on calculations of the value in use for the purpose of which a discounted cash flow model was applied. The recoverable amount strongly depends on the discount rates used under the discounted cash flow model and the expected future cash inflows.

Further details on the impairment of non-financial assets are presented in Note (20) Intangible assets.

13. DEFERRED TAX ASSETS

Deferred tax assets are reported for all unused tax-loss carry forwards in the amount of taxable income probably available so that the loss carry forwards may actually be used. In the case of carry forwards not subject to expiry their usability during the next five years is taken as the decisive factor. For the purpose of determining the amount of the deferred tax asset that may be capitalised, material judgements by the management on the anticipated time of occurrence and the amount of the future taxable income as well as on the future tax planning strategies are required.

PALFINGER reported as assets tax-loss carry forwards in the amount of TEUR 34,756 (previous year: TEUR 25,349). Capitalised tax-loss carry forwards of TEUR 18,609 (previous year: TEUR 13,115) are not subject to expiry.

Further details on deferred taxes are disclosed in Note (24) Deferred tax assets and liabilities.

14. PENSIONS, SEVERANCE PAYMENTS, AND ANNIVERSARY BONUSES

The expenses for defined benefit plans and statutory obligations upon termination of employment and periods of employment entitling employees to anniversary bonuses are determined on the basis of actuarial calculations. The actuarial assessment is based on assumptions on discount rates, expected income from plan assets, future increases in wages and salaries, mortality, and future increases in pension payments. At every reporting day, these assumptions are reviewed. For the purpose of determining the adequate discount rate, management uses long-term market interest rates. The mortality rate is based on publicly available mortality tables for the respective countries.

The future increases in wages and salaries as well as pension payments are based on the anticipated future inflation rates for the respective countries.

Further details on the assumptions used are presented in Note (38) Non-current provisions.

15. DEVELOPMENT EXPENDITURE

Development expenses are capitalised in accordance with the accounting and valuation method presented. The initial capitalisation of these costs is based on the management's assessment that the development's feasibility from a technical and economic point of view is proven. This is usually the case when a product development project has reached a specific milestone of an existing project management model. For the purpose of determining the amount to be capitalised management makes assumptions on the amount of the expected future cash flows from the project, the discount rates to be applied, and the time period in which the expected future benefits are to be received. At 31 December 2009 the carrying amount of the capitalised development expenditure was TEUR 6,807 (previous year: TEUR 2,111) and included primarily development services in the knuckle boom crane, access platform, services, and railway business as well as local product developments. The impairment test is geared to the benefit of the individual assets, irrespective of the profit expectations of the entire area.

16. PROVISIONS FOR GUARANTEE AND WARRANTY EXPENSES

When forming provisions for guarantee and warranty expenses, guarantee and warranty obligations are taken into consideration using a standardised method. This method is influenced considerably by the time of occurrence of the warranty claim, specific product replacement campaigns, refund quotas of suppliers, developments of the revenue subject to warranty, and assumptions of gross profit margins on the basis of the implemented warranty process.

In the 2009 financial year the provisions for guarantee and warranty expenses amounted to TEUR 11,904 (previous year: TEUR 13,535).

17. MEASUREMENT OF RECEIVABLES

Besides standardised measurement of receivables on the basis of experience regarding days overdue and country risk, the probability of receiving payment is taken into consideration by means of specific bad-debt allowances. In doing so, primarily previous experience with the respective customers, their creditworthiness, and available collateral, if any, is taken into account.

In the 2009 financial year bad-debt allowances in the amount of TEUR 7,762 (previous year: TEUR 5,005) were reported.

18. MEASUREMENT OF INVENTORIES

A standardised obsoleteness measurement method was implemented in order to allow for the risk of obsoleteness. This method does not only consider actual and planned consumption, minimum inventories, and determinations of days stock on hand, but also alternative uses of materials. In addition, on a case-by-case basis, the commercial benefit of the existing inventories is reviewed and, if necessary, additional impairment losses are recorded on the basis of long-term storage, limited sales channels, or defects in quality. In addition, a systematic review of finished goods is carried out with a view to achieving a loss-free measurement, which is basically characterised by the expected sales prices, currency developments, the time of selling, and the costs yet to be expected.

Further details on impairment losses recognised for inventories are presented in Note (27) Inventories.

19. CHANGES IN ESTIMATES

In particular the economic useful life of technical facilities is influenced by the production system used and capacity utilisation achieved. When determining the basic useful lives, a standard capacity utilisation is assumed. In case of material deviations from such standard capacity utilisation, the useful life is adjusted prospectively. In the case of plants with longer useful lives the obsoleteness of the plants is taken into account to an over-proportional extent.

In the first quarter 2009 due to the capacity reduction, necessitated by the current economic downturn, the useful life of plant and machinery was adjusted to meet changed circumstances. In 2009 this adjustment in the useful life had a positive impact on EBIT in the amount of TEUR 4,448 and/or on the consolidated net result for the period in the amount of TEUR 3,615.

Further details on the development of non-current assets are presented in Note (20) Intangible assets and Note (21) Property, plant, and equipment.

NOTES TO THE CONSOLIDATED BALANCE SHEET

20. INTANGIBLE ASSETS

The changes in intangible assets were as follows:

TEUR	Goodwill	Intangible assets with indefinite useful lives
Acquisition cost		
At 1 Jan 2008	30,317	5,840
Change in scope of consolidation	11,531	7,927
Additions	0	0
Disposals	0	0
Reclassifications	0	0
Foreign currency translation	2	(586)
At 31 Dec 2008	**41,850**	**13,181**
At 1 Jan 2009	41,850	13,181
Change in scope of consolidation	0	491
Additions	0	0
Government grants	0	0
Disposals	0	0
Reclassifications	0	0
Foreign currency translation	5	(132)
At 31 Dec 2009	**41,855**	**13,540**
Accumulated amortisation and impairment		
At 1 Jan 2008	0	0
Change in scope of consolidation	0	0
Amortisation	0	0
Impairment	0	0
Disposals	0	0
Reclassifications	0	0
Foreign currency translation	0	0
At 31 Dec 2008	**0**	**0**
At 1 Jan 2009	0	0
Amortisation	0	0
Impairment	0	0
Disposals	0	0
Foreign currency translation	0	0
At 31 Dec 2009	**0**	**0**
Carrying amounts at 31 Dec 2008	41,850	13,181
Carrying amounts at 31 Dec 2009	41,855	13,540

Development expenditure	Brands, customer base, and orders on hand	Other intangible assets	Prepayments	Total
0	25,158	11,520	24	72,859
1,346	3,828	1,154	0	25,786
765	0	1,396	21	2,182
0	0	(2,682)	0	(2,682)
0	0	286	(10)	276
0	(4,481)	(211)	0	(5,276)
2,111	24,505	11,463	35	93,145
2,111	24,505	11,463	35	93,145
326	111	76	0	1,004
4,804	0	1,073	8	5,885
(227)	0	0	0	(227)
(76)	(419)	(563)	0	(1,058)
0	0	977	(19)	958
(7)	2,045	(108)	(2)	1,801
6,931	26,242	12,918	22	101,508
0	6,089	8,714	0	14,803
0	0	180	0	180
0	3,761	1,319	0	5,080
0	5,998	0	0	5,998
0	0	(2,215)	0	(2,215)
0	0	89	0	89
0	(2,510)	(109)	0	(2,619)
0	13,338	7,978	0	21,316
0	13,338	7,978	0	21,316
124	2,919	1,612	0	4,655
0	817	0	0	817
0	(419)	(563)	0	(982)
0	1,553	136	0	1,689
124	18,208	9,163	0	27,495
2,111	11,167	3,485	35	71,829
6,807	8,034	3,755	22	74,013

Goodwill

Reported goodwill resulting from business combinations pertains to the following cash-generating units:

TEUR	31 Dec 2009	31 Dec 2008
CRANES	1,326	1,321
HYDRAULIC SYSTEMS & SERVICES	40,529	40,529
Total	**41,855**	**41,850**

CRANES cash-generating unit

The recoverable amount of the CRANES cash-generating unit was determined by calculating a value in use on the basis of an estimate of the future cash flows. Cash flow projections were based on the financial budgets prepared by management for a period of five years. The underlying amounts were lower than the financial budgets approved by the Group's management and therefore take into account an adequate deduction for risk in the cash flows. The pre-tax discount rate applied to the future cash flows was 11.2 percent (previous year: 15.4 percent). The cash flows after this five-year period were extrapolated at a constant rate.

The break-even interest rate of the CRANES cash-generating unit is at 17.3 percent (previous year: 17.5 percent).

Management is of the opinion that the current market level cannot be regarded as a long-term trend and that it is not deemed reasonably possible that the value in use of the CRANES cash-generating unit in the basic assumptions made could result in a significantly higher carrying amount of the cash-generating unit than its recoverable amount.

HYDRAULIC SYSTEMS & SERVICES cash-generating unit

The recoverable amount of the HYDRAULIC SYSTEMS & SERVICES cash-generating unit was also determined by calculating a value in use on the basis of an estimate of the future cash flows, made by management for a period of five years according to the principles mentioned above. The pre-tax discount rate applied to cash flow projections was 6.7 percent (previous year: 6.7 percent).

When performing the annual impairment test on the basis of medium-term planning by taking into account deduction for risk, no need for impairment was determined. The break-even interest rate of the HYDRAULIC SYSTEMS & SERVICES cash-generating unit is at 9.4 percent (previous year: 7.9 percent).

The assumptions underlying the calculation of the values in use of the two cash-generating units contain estimation uncertainties. Gross profit margins are determined by using those amounts that are integrated into rolling wave planning based on the experience of the current year. In the HYDRAULIC SYSTEMS & SERVICES cash-generating unit the effectiveness of turnaround projects must be taken into consideration. Discount rates reflect the expected returns allocated to the segments, based on the WACC of the previous year and/or the total interest yield expectations of the Group. Assumptions on the development of the market were necessary since management had to take into account the uncertain overall economic development even more strongly than in 2008.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives resulting from business combinations were as follows:

TEUR	2009	2008
CRANES segment		
Dealer network	5,672	5,768
OMAHA STANDARD brand	1,547	1,573
American Roll-off brand	481	0
HYDRAULIC SYSTEMS & SERVICES segment		
MBB brand	5,840	5,840
Total	**13,540**	**13,181**

Development expenditure

In the 2009 financial year PALFINGER capitalised development expenditure in the amount of TEUR 4,804 (previous year: TEUR 765) as internally generated intangible assets. In addition, TEUR 326 in product developments that can be capitalised were identified in the course of the purchase price allocation of the Automated Waste Equipment unit.

In the 2009 financial year research and development expenses amounted to TEUR 13,219 (previous year: TEUR 11,560), corresponding to 2.6 percent (previous year: 1.5 percent) of total revenues.

Brands, customer base, and orders on hand

In the course of the allocation of the purchase price for the Automated Waste Equipment unit TEUR 111 were capitalised in orders on hand.

In the 2009 financial year an impairment loss in the amount of TEUR 817 was recognised for the orders on hand from the acquisition of the WUMAG ELEVANT unit due to the order intake.

Other intangible assets

Investment in other intangible assets amounted to TEUR 1,073 (previous year: TEUR 1,396) for concessions, patents, and licences.

21. PROPERTY, PLANT, AND EQUIPMENT

Changes in property, plant, and equipment were as follows:

TEUR	Land and buildings	Undeveloped land
Acquisition cost		
At 1 Jan 2008	92,802	3,447
Change in scope of consolidation	16,017	0
Additions	17,544	796
Government grants	0	0
Disposals	(257)	(254)
Reclassifications	8,097	(1,090)
Foreign currency translation	(2,676)	(49)
At 31 Dec 2008	**131,527**	**2,850**
At 1 Jan 2009	131,527	2,850
Change in scope of consolidation	207	0
Additions	766	0
Government grants	0	0
Disposals	0	0
Reclassifications	973	0
Foreign currency translation	2,344	88
At 31 Dec 2009	**135,817**	**2,938**
Accumulated depreciation and impairment		
At 1 Jan 2008	24,606	0
Change in scope of consolidation	958	0
Depreciation	3,272	0
Impairment	0	0
Disposals	(160)	0
Reclassifications	(402)	0
Foreign currency translation	(1,502)	0
At 31 Dec 2008	**26,772**	**0**
At 1 Jan 2009	26,772	0
Depreciation	4,307	0
Disposals	0	0
Foreign currency translation	1,088	0
At 31 Dec 2009	**32,167**	**0**
Carrying amounts at 31 Dec 2008	104,755	2,850
Carrying amounts at 31 Dec 2009	103,650	2,938

Plant and machinery	Other plant, fixtures, fittings, and equipment	Prepayments and assets under construction	**Total**
85,982	31,209	15,819	**229,259**
10,371	2,044	295	**28,727**
15,231	5,630	7,314	**46,515**
(440)	(151)	(39)	**(630)**
(3,557)	(1,234)	(1)	**(5,303)**
6,084	591	(15,492)	**(1,810)**
(3,009)	(450)	(149)	**(6,333)**
110,662	**37,639**	**7,747**	**290,425**
110,662	37,639	7,747	**290,425**
169	9	0	**385**
2,891	2,421	1,914	**7,992**
440	147	39	**626**
(1,277)	(1,257)	0	**(2,534)**
4,189	679	(6,799)	**(958)**
3,202	1,991	441	**8,066**
120,276	**41,629**	**3,342**	**304,002**
39,792	14,871	0	**79,269**
3,091	646	0	**4,695**
10,121	3,725	0	**17,118**
113	0	0	**113**
(2,329)	(972)	0	**(3,461)**
100	(200)	0	**(502)**
(1,881)	(301)	0	**(3,684)**
49,007	**17,769**	**0**	**93,548**
49,007	17,769	0	**93,548**
7,535	4,110	0	**15,952**
(1,172)	(858)	0	**(2,030)**
2,455	1,012	0	**4,555**
57,835	**22,023**	**0**	**112,025**
61,655	19,870	7,747	**196,877**
62,441	**19,606**	**3,342**	**191,977**

The carrying amounts reported represent carrying amounts depreciated through use, which are acquisition costs minus accumulated depreciation. The net value of property, plant, and equipment in the amount of TEUR 191,977 (previous year: TEUR 196,877) went down by TEUR 4,900 or 2.5 percent compared to 2008.

In the 2009 financial year investment in property, plant, and equipment totalled TEUR 7,992 (previous year: TEUR 46,515). Additions resulted from maintenance investments and the expansion of cylinder manufacturing at Tenevo, Bulgaria.

Land and buildings reflected the real estate values of developed properties amounting to TEUR 13,780 (previous year: TEUR 13,488).

Prepayments and assets under construction were reported at cost and represented assets which were under construction as of the balance sheet date, totalling TEUR 3,314 (previous year: TEUR 7,719).

As of 31 December 2009 there were no material contractual obligations regarding the acquisition of property, plant, and equipment.

According to IAS 20 government grants in the amount of TEUR 231 (previous year: TEUR 630) were presented as reductions of cost in the 2009 financial year. Government grants are subject to certain obligations, which are expected to be fulfilled at the time of giving the grants. For those conditions that are probably not fulfilled, TEUR 630 were added to acquisition or production cost in the 2009 financial year.

22. INVESTMENT PROPERTY

Investment property held by the Group was as follows:

TEUR	2009	2008
Acquisition cost		
At 1 Jan	2,146	0
Reclassifications	0	2,146
Foreign currency	3	0
At 31 Dec	2,149	2,146
Accumulated depreciation and impairment		
At 1 Jan	1,010	0
Depreciation	42	66
Impairment	0	300
Reclassifications	0	645
Foreign currency translation	1	0
At 31 Dec	1,053	1,011
Carrying amounts at 31 Dec	1,096	1,135

Of the entire investment property, the business site at Rijeka, Croatia, was leased to a related party.

As of 31 December 2009 the fair value of investment property, determined by expert opinions prepared internally, amounted to TEUR 1,555 (previous year: TEUR 1,591).

Rental income from the lease of investment property amounted to TEUR 138 (previous year: TEUR 138), and directly attributable operating expenses were TEUR 60 (previous year: TEUR 72).

23. INVESTMENTS IN ASSOCIATED COMPANIES

The names of the companies included in the consolidated financial statements using the equity method are stated in the statement of investments.

TEUR	2009	2008
At 1 Jan	13,633	11,951
Additions	2,996	124
Share in the net result for the period	2,037	4,666
Dividends	(3,025)	(2,963)
Foreign currency translation	85	(145)
At 31 Dec	15,726	13,633

Kraftinvest Palfinger Beteiligungs-GmbH, Austria, in which PALFINGER holds 49 percent, was set up on 7 August 2009. Palfinger Crane Rus LLC, Russia, was set up on 30 September 2009 as a wholly-owned subsidiary of Kraftinvest Palfinger Beteiligungs-GmbH. In the fourth quarter 2009, PALFINGER injected capital in the amount of TEUR 1,550 into both companies in several tranches.

On 1 April 2009 PALFINGER acquired a 40-percent interest in Nimet Srl, Romania, by means of a unilateral capital increase in the amount of TEUR 1,226.

Due to the change in the ownership structure of Palfinger Southern Africa (Pty.) Ltd., South Africa, determined on 15 September 2009, PALFINGER now holds 36 percent of the shares.

The tables below contain a summarised schedule of the financials for the associated companies included according to the equity method. In each case the information given refers to 100 percent and not the share held by PALFINGER in the associated companies.

TEUR	31 Dec 2009	31 Dec 2008
Non-current assets	7,971	4,900
Current assets	57,522	56,174
Non-current liabilities	1,563	746
Current liabilities	30,055	32,098

TEUR	Jan-Dec 2009	Jan-Dec 2008
Revenue	94,185	128,304
Profit after income tax	5,333	9,892

24. DEFERRED TAX ASSETS AND LIABILITIES

Deferred taxes comprised the following:

TEUR	31 Dec 2009	31 Dec 2008
Deferred tax assets		
Non-current assets		
Intangible assets	94	104
Property, plant, and equipment	118	324
Non-current financial assets	10,269	6,033
Other non-current assets	67	100
	10,548	6,561
Current assets		
Inventories	1,610	1,585
Trade receivables	498	358
Other current assets	594	555
	2,702	2,498
Non-current liabilities		
Non-current financial liabilities	494	587
Non-current provisions	3,089	3,382
of which deferred taxes directly recognised in equity	74	400
Other non-current liabilities	239	27
	3,822	3,996
Current liabilities		
Current financial liabilities	498	497
of which deferred taxes directly recognised in equity	4	0
Current provisions	1,682	2,314
Trade payables and other current liabilities	638	513
	2,818	3,324
	19,890	16,379
Deferred tax liabilities		
Non-current assets		
Intangible assets	(8,353)	(8,475)
Property, plant, and equipment	(6,678)	(6,551)
Investment property	(25)	(21)
Non-current financial assets	(21)	0
of which deferred taxes directly recognised in equity	(21)	0
	(15,077)	(15,047)
Current assets		
Inventories	(185)	(165)
Trade receivables	(205)	(41)
Other current assets	(10)	(364)
of which deferred taxes directly recognised in equity	(3)	(37)
	(400)	(570)
Non-current liabilities		
Non-current financial liabilities	(496)	(487)
Non-current provisions	(221)	(141)
of which deferred taxes directly recognised in equity	(206)	(139)
	(717)	(628)
Current liabilities		
Current financial liabilities	(12)	(16)
Current provisions	(354)	(401)
Trade payables and other current liabilities	0	0
	(366)	(417)
	(16,560)	(16,662)
Deferred tax assets on loss carry forwards	10,835	7,964
Deferred taxes	14,165	7,681
thereof		
deferred tax assets	25,535	20,608
deferred tax liabilities	(11,370)	(12,927)

Deferred tax assets amounted to TEUR 25,535 (previous year: TEUR 20,608). TEUR 10,835 (previous year: TEUR 7,964) of this amount were deferred tax assets recognised on tax-loss carry forwards, and deferred taxes directly recognised in equity amounted to TEUR - 106 (previous year: TEUR 341).

Deferred tax liabilities in the amount of TEUR 11,370 (previous year: TEUR 12,927) included TEUR 46 (previous year: TEUR 117) of deferred taxes directly recognised in equity.

The following table presents deferred taxes broken down by country:

TEUR	31 Dec 2009	31 Dec 2008
Austria	12,324	8,194
Brazil	2,126	1,072
Bulgaria	394	116
Canada	824	836
China	127	92
Croatia	(20)	169
France	234	396
Germany	2	(148)
Great Britain	(949)	(717)
Italy	3	8
Singapore	10	(2)
Slovakia	2	0
Slovenia	85	361
USA	(997)	(2,696)
Total	14,165	7,681

Tax-loss carry forwards comprised the following:

	Non-capitalised loss carry forwards		Capitalised loss carry forwards	
TEUR	31 Dec 2009	31 Dec 2008	31 Dec 2009	31 Dec 2008
Loss carry forwards subject to expiry				
within two years	0	0	25	0
within three years	0	0	330	0
within four years	909	0	644	0
within five years	597	0	2,230	1,507
in more than five years	2,366	0	12,918	10,727
Loss carry forwards not subject to expiry	35,677	15,903	18,609	13,115
Total	39,549	15,903	34,756	25,349

In the 2009 financial year an impairment loss in the amount of TEUR 6,131 (previous year: TEUR 2,250) was recognised on deferred taxes on loss carry forwards.

With the merger of Financière Palfinger S.A.S. into Guima Palfinger S.A.S. as the absorbing company TEUR 856 in non-capitalised tax-loss carry forwards were forfeited.

25. NON-CURRENT FINANCIAL ASSETS

Non-current financial assets comprised the following:

TEUR	31 Dec 2009	31 Dec 2008
Loans	550	336
Securities	924	1,022
Other interests	1	2
Derivative financial instruments	346	0
Total	1,821	1,360

Securities comprise shares in investment funds and bonds. The performance of securities is illustrated in Note (35) Valuation reserves pursuant to IAS 39.

26. OTHER NON-CURRENT ASSETS

Other non-current assets were the following:

in TEUR	31 Dec 2009	31 Dec 2008
Employer's pension liability insurance contributions	2,563	2,231
Deferred expenses	8	22
Other non-current assets	16	25
Total	2,587	2,278

Employer's pension liability insurance contributions pertain to repurchase rights for life insurance policies which do not meet the criteria for being offset against pension provisions in accordance with IAS 19.

27. INVENTORIES

Inventories comprise the following:

in TEUR	31 Dec 2009	31 Dec 2008
Materials and production supplies	60,101	87,927
Work in progress	43,005	52,253
Finished goods and goods for resale	44,899	44,597
Prepayments	700	1,181
Total	148,705	185,958

TEUR 957 (previous year: TEUR 13,119) of inventories were valued at net realisable value.

In the 2009 financial year TEUR 2,290 (previous year: TEUR 4,164) of inventories were impaired and recognised as cost of material.

28. TRADE RECEIVABLES

Based on experience, allowances for doubtful debts were made in the amount of TEUR 7,762 (previous year: TEUR 5,005) to take into account insolvency risks. These allowances were the following:

	Specific bad-debt allowances		Standardised bad-debt allowances	
TEUR	2009	2008	2009	2008
At 1 Jan	2,817	3,127	2,188	522
Change in scope of consolidation	31	32	92	122
Allocation	2,296	1,032	1,434	1,459
Use	(485)	(1,681)	0	0
Reversal	(281)	(299)	(383)	(279)
Reclassification	411	0	(411)	0
Foreign currency translation	51	606	2	364
At 31 Dec	4,840	2,817	2,922	2,188

29. OTHER CURRENT ASSETS

Other current assets are illustrated in the following table:

TEUR	31 Dec 2009	31 Dec 2008
Derivative financial instruments	0	144
Receivables relating to social security and other taxes	5,876	10,781
Other receivables	4,114	5,125
Deferred expenses	2,056	1,345
Securities	71	69
Total	12,117	17,464

30. CASH AND CASH EQUIVALENTS

Cash in hand and cash at bank are included in the item funds recognised in the consolidated statement of cash flows. Cash and cash equivalents comprised the following:

TEUR	31 Dec 2009	31 Dec 2008
Cash in hand	642	468
Cash at bank	32,431	8,628
Total	33,073	9,096

As of 31 December 2009 there were no restraints on the disposal over funds.

31. SHARE CAPITAL

The Company's share capital is divided into 35,730,000 (previous year: 35,730,000) no-par-value shares. All shares issued have been paid up in full.

As resolved by the Annual General Meeting of 26 March 2008, the simplified decrease of the issued share capital of PALFINGER AG pursuant to sec. 192 para. 3 (2) and sec. 192 para. 4 of the (Austrian) Companies Act (AktG) by TEUR 1,405, from TEUR 37,135 to TEUR 35,730, by cancelling 1,405,000 own shares, was carried out with effect as of 28 May 2008. PALFINGER will retain the remaining own shares and use them for purposes of stock option programmes.

The shares outstanding are illustrated in the following:

Shares	2009	2008
At 1 Jan	35,354,000	33,925,000
Exercise of stock option	48,000	24,000
Simplified capital decrease	0	1,405,000
At 31 Dec	35,402,000	35,354,000

32. ADDITIONAL PAID-IN CAPITAL

Additional paid-in capital comprises appropriated and non-appropriated additional paid-in capital as well as reserves pursuant to IFRS 2.

Reserve pursuant to IFRS 2

The fair value of the options granted within the framework of the stock option programme is recognised as employee benefits expenses over the vesting period. The reserve pursuant to IFRS 2 reflects accumulated employee benefits expenses up to 31 December 2009. When the stock options expire, they will be set off against retained earnings.

The reserve pursuant to IFRS 2 is as follows:

TEUR	2009	2008
At 1 Jan	83	143
Allocation	41	33
Use	(85)	(10)
Reversal	0	(83)
At 31 Dec	39	83

With exercise notice of 31 March 2009, Herbert Ortner exercised 6,000 stock options from the 2004 stock option programme and was granted 24,000 shares from PALFINGER AG's holding of own shares at a subscription price of EUR 5.78 per share.

With exercise notice of 31 March 2009, Wolfgang Pilz exercised 6,000 stock options from the 2004 stock option programme and was granted 24,000 shares from PALFINGER AG's holding of own shares at a subscription price of EUR 5.78 per share.

The average share price during the 2009 financial year was EUR 12.55 (previous year: EUR 18.31).

Stock options are illustrated in the following table:

Number of stock options	2009	2008
At 1 Jan	12,000	28,000
Options granted	250,000	0
Options exercised	12,000	6,000
Options lapsed	0	10,000
At 31 Dec	250,000	12,000

33. TREASURY STOCK

As of 31 December 2009 holdings of treasury stock amounted to 328,000 shares (previous year: 376,000 shares). This change results from the transfer of shares associated with the approved stock option programme.

34. RETAINED EARNINGS

Retained earnings were as follows:

TEUR	31 Dec 2009	31 Dec 2008
Accumulated actuarial gains and losses pursuant to IAS 19	411	(817)
Consolidated net result for the period	(7,823)	43,907
Retained earnings	238,865	208,546
Total	231,453	251,636

Earnings per share

Pursuant to IAS 33 earnings per share are calculated by dividing the consolidated net result for the period by the weighted average number of shares outstanding. In the 2009 financial year the weighted average number of outstanding shares amounted to 35,390,264 shares (previous year: 35,353,297 shares).

On the basis of the consolidated net result for the period in the amount of TEUR - 7,823 (previous year: TEUR 43,907) undiluted earnings per share were EUR - 0.22 (previous year: EUR 1.24). Due to the low dilutive effect of the stock option programme, diluted earnings per share were identical with undiluted earnings per share.

Dividend per share

In the Annual General Meeting on 31 March 2010 it will be proposed not to distribute any dividend (previous year: EUR 0.39 per share or TEUR 13,788) from the consolidated net result for the period.

35. VALUATION RESERVES PURSUANT TO IAS 39

The valuation reserves pursuant to IAS 39 are illustrated in the following table:

TEUR	31 Dec 2009	31 Dec 2008
Cash flow hedging reserve	(370)	(131)
Reserve for AFS securities	7	7
Total	(363)	(124)

The cash flow hedging reserve and the reserve for securities classified as available for sale are illustrated in the consolidated statement of comprehensive income.

36. MINORITY INTERESTS

This item contains minority interests in the equity of fully consolidated companies and comprises the following:

TEUR		31 Dec 2009	31 Dec 2008
Palfinger Europe GmbH, Salzburg (AT)	0.03%	0	82
EPSILON Kran GmbH, Salzburg (AT)	35.00%	3,782	6,196
Madal Palfinger S.A., Caxias do Sul (BR)	0.86%	108	126
Indirect minority interests		0	8
		3,890	6,412

By an assignment agreement of 20 July 2009, Palfinger Consult AG, Austria, was paid TEUR 11 for the 0.03-percent minority interest in Palfinger Europe GmbH, Austria.

37. NON-CURRENT FINANCIAL LIABILITIES

Non-current financial liabilities comprise the following:

TEUR	Currency	Average remaining time to maturity	Effective interest rate	31 Dec 2009	31 Dec 2008
Loan					
	EUR	3.4 years	3.5% p.a.	53,018	22,559
	USD	2.6 years	7.3% p.a.	4,848	5,172
	BRL	2.3 years	8.2% p.a.	5,373	5,378
Promissory note loan					
	EUR	2.7 years	5.9% p.a.	56,500	0
Finance lease					
	EUR	2.3 years	2.9% p.a.	2,103	2,511
	USD	6.0 years	0.6% p.a.	5,578	9,340
Total				127,420	44,960

Deferred interest expenses are contained in current financial liabilities.

The average interest rate is the average interest burden in percent relating to the average carrying amount in the 2009 financial year, after interest and currency hedging have been taken into account. In 2009 this value amounted to 4.8 percent (previous year: 5.2 percent).

38. NON-CURRENT PROVISIONS

The following table shows non-current provisions:

TEUR	31 Dec 2009	31 Dec 2008
Pension provisions	5,772	5,092
Provisions for severance payments	9,438	11,000
Anniversary bonus provisions	2,493	2,665
Other non-current provisions	4,262	3,536
Total	21,965	22,293

Pension provisions

PALFINGER is committed by the terms of individual contracts with certain employees to provide supplementary retirement pensions payable after their retirement. The amount of these pensions is calculated on the basis of length of service and remuneration at the time of retirement.

TEUR	31 Dec 2009	31 Dec 2008	31 Dec 2007	31 Dec 2006	31 Dec 2005
Defined benefit obligation	5,772	5,160	4,675	2,641	3,114
Plan assets	0	(68)	(61)	0	0
Pension provisions	5,772	5,092	4,614	2,641	3,114

TEUR	2009	2008
Defined benefit obligation as of 1 Jan	5,160	4,675
Change in basis of consolidation	0	918
Current service cost	98	102
Interest cost	302	274
Actuarial gains (-)/losses (+)	407	(472)
Benefits paid	(195)	(337)
Defined benefit obligation as of 31 Dec	5,772	5,160

Experience adjustments of pension provisions amounted to TEUR 44 (2008: TEUR 77; 2007: TEUR 78).

100 percent of plan assets were composed of employer's pension liability insurance policies for a pension plan in Germany that expired in the 2009 financial year and were paid out to the Company.

TEUR	2009	2008
Plan assets as of 1 Jan	68	61
Expected return on plan assets	2	2
Employer contributions	0	5
Pension payments	(70)	0
Plan assets as of 31 Dec	0	68

Net pension cost resulting from defined benefit plans are comprised as follows:

TEUR	Jan-Dec 2009	Jan-Dec 2008
Employee benefits expenses		
Current service cost	(98)	(102)
Interest income		
Expected return on plan assets	2	2
Interest expense		
Interest cost	(302)	(274)
Net pension cost	(398)	(374)

Valuation was based on the following parameters:

- Age of retirement: 65 years (previous year: 65 years)
- Interest rate: 5.25 percent p.a. (previous year: 6.0 percent p.a.)
- Pension increase: 1.5 percent p.a. (previous year: 1.5 percent p.a.)

The calculation of pension provisions was performed on 31 December 2009 using actuarial principles and taking into account the calculation rules under IAS 19. The obligations are valued using the projected unit credit method.

The calculations in Austria are based on the earliest possible pensionable age according to the 2004 Pension Reform ((Austrian) Budget Accompanying Act of 2003 (Budgetbegleitgesetz 2003)), taking into consideration transitional regulations. In the case of women entitled to such benefits, the computed pensionable age has been raised in steps corresponding to the (Austrian) Federal Constitutional Act Concerning Different Age Limits for Male and Female Citizens Covered by Social Security (Bundesverfassungsgesetz über unterschiedliche Altersgrenzen von männlichen und weiblichen Sozialversicherten). These bases for calculation were established using Austrian pension tables AVÖ-2008-P (version for salaried employees).

The calculations in Germany are based on the earliest possible pensionable age according to German social security pension insurance, using the mortality tables "Richttafeln 2005 G".

Provision for severance payments

Severance payments are one-time settlements required under labour law, payable to employees on termination of employment by the employer or by mutual agreement or on retirement. They are calculated on the basis of the length of service and the amount of remuneration. The amount of the provisions for severance payments was calculated in accordance with actuarial principles.

TEUR	31 Dec 2009	31 Dec 2008	31 Dec 2007	31 Dec 2006	31 Dec 2005
Defined benefit obligation	9,438	11,000	13,081	10,022	9,285

TEUR	2009	2008
Defined benefit obligation as of 1 Jan	11,000	13,081
Change to current liabilities	(49)	0
Current service cost	741	956
Interest cost	649	653
Actuarial gains (-)/losses (+)	(2,029)	(2,404)
Past service cost	0	105
Benefits paid	(874)	(1,582)
Plan settlements	0	191
Defined benefit obligation as of 31 Dec	9,438	11,000

Experience adjustments of provisions for severance payments amounted to TEUR 953 (2008: TEUR - 601; 2007: TEUR 647).

Net cost for severance payments resulting from defined benefit plans are comprised as follows:

TEUR	Jan-Dec 2009	Jan-Dec 2008
Employee benefits expenses		
Current service cost	(741)	(956)
Past service cost	0	(105)
Settlement gains (-)/losses (+) recognised	0	(101)
Interest expense		
Interest cost	(649)	(653)
Net cost for severance payments	(1,390)	(1,815)

Valuation was based on the following parameters:

- Interest rate: 5.25 percent p.a. (previous year: 6.0 percent p.a.)
- Salary increases: 3.0 percent p.a. (previous year: 4.5 percent p.a.)
- Staff turnover discount: 2.0 percent p.a. (previous year: 2.0 percent p.a.)

Changes in salary development were based on the re-revaluation necessitated by the changed economic environment.

In the case of employees in Austria whose employment commenced after 1 January 2003 this obligation is transferred to a contribution-based system. These payments, which are made to a severance pay fund, are reported as expenses and amount to 1.53 percent of the remuneration paid.

Anniversary bonus provisions

Provisions for anniversary bonuses derived from collective bargaining and/or company agreements were calculated using the same parameters as for the provision for severance payments.

The following table shows the changes in anniversary bonus provisions:

TEUR	2009	2008
At 1 Jan	2,665	2,885
Time value of money	157	142
Use	(109)	(63)
Reversal	(220)	(299)
At 31 Dec	2,493	2,665

Other non-current provisions

The changes in other non-current provisions are shown in the following table:

TEUR	2009	2008
At 1 Jan	3,536	523
Change in scope of consolidation	0	270
Allocation	1,042	2,950
Time value of money	252	16
Use	(652)	(22)
Foreign currency translation	84	(201)
At 31 Dec	4,262	3,536

Other non-current provisions mainly include the portion of the purchase price for the acquisition of Omaha Standard, Inc. that has not yet fallen due.

39. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily relate to severance-type obligations as well as performance-related claims by employees of foreign Group companies.

40. CURRENT FINANCIAL LIABILITIES

Current financial liabilities are shown in the following table:

TEUR	Currency	Effective interest rate	31 Dec 2009	31 Dec 2008
Overdraft facilities				
	EUR	1.9% p.a.	26,301	79,094
	USD	1.1% p.a.	11,869	7,685
	CAD		0	1,289
	BRL	14.2% p.a.	6,172	5,685
Export loans				
	EUR	1.7% p.a.	14,000	37,500
Finance leases				
	EUR	2.9% p.a.	427	444
	USD	0.6% p.a.	309	640
Total			59,078	132,337

41. CURRENT PROVISIONS

Changes in current provisions are illustrated in the following:

TEUR	2009	2008
At 1 Jan	19,386	14,063
Change in scope of consolidation	0	2,289
Allocation	3,317	7,317
Use	(9,316)	(4,229)
Reversal	(1,033)	(1,052)
Foreign currency translation	572	998
At 31 Dec	12,926	19,386

Current provisions cover primarily provisions for employee benefits expenses that have not yet fallen due of TEUR 94 (previous year: TEUR 1,690) as well as guarantees and warranties of TEUR 11,904 (previous year: TEUR 13,535).

42. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

Trade payables and other current liabilities are broken down as follows:

TEUR	31 Dec 2009	31 Dec 2008
Trade payables	35,162	62,320
Liabilities to associated companies	445	937
Prepaid orders	1,989	2,351
Liabilities on accepted bills of exchange	18	139
Liabilities to employees	10,473	16,371
Liabilities relating to social security and other taxes	7,018	9,476
Other liabilities	3,384	3,280
Deferred income	256	715
Total	58,745	95,589

Liabilities to employees in the amount of TEUR 10,473 (previous year: TEUR 16,371) include deferrals for unused vacation time, incentive bonuses, and compensatory time off, as well as wage and salary expenditures payable.

Other liabilities totalling TEUR 3,384 (previous year: TEUR 3,280) primarily relate to deferrals for premiums and performance-related bonuses.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

43. REVENUE

TEUR	Jan-Dec 2009	Jan-Dec 2008
Domestic sales revenue	35,904	62,406
Export revenue	139,361	353,625
Foreign sales revenue	330,100	378,808
Total	505,365	794,839

44. CHANGES IN INVENTORIES AND OWN WORK CAPITALISED

TEUR	Jan-Dec 2009	Jan-Dec 2008
Changes in inventories	(11,588)	(9,970)
Own work capitalised		
Capitalised development expenses	4,804	765
Other own work capitalised	298	56
Total	(6,486)	(9,149)

Changes in inventories consist of changes in inventories of finished goods and work in progress compared to 2008.

45. MATERIALS AND EXTERNAL SERVICES

TEUR	Jan-Dec 2009	Jan-Dec 2008
Income from the disposal of intangible assets and property, plant, and equipment	40	392
Exchange rate differences	3,178	4,168
Rental income	324	307
Government research grants	753	1,408
Income from charges for services	2,722	1,796
Insurance income	313	163
Negative differences from initial consolidations	1,026	52
Miscellaneous other operating income	4,159	3,580
Total	12,515	11,866

46. MATERIALS AND EXTERNAL SERVICES

TEUR	Jan-Dec 2009	Jan-Dec 2008
Cost of materials	(251,682)	(377,896)
Cost of external services	(10,966)	(44,009)
Total	(262,648)	(421,905)

For details on the impairment loss of inventories reported under cost of materials see Note (27) Inventories.

47. EMPLOYEE BENEFITS EXPENSES

TEUR	Jan-Dec 2009	Jan-Dec 2008
Wages and salaries	(111,134)	(124,553)
Expenses for severance payments	(1,785)	(3,290)
Pension expenses	(1,420)	(1,364)
Expenses for statutory social security contributions and other pay-related contributions	(27,056)	(29,754)
Other employee benefits	(7,782)	(8,042)
Total	(149,177)	(167,003)

Expenses for severance payments include payments made to external severance pay funds for employees in the amount of TEUR 311 (previous year: TEUR 346).

Employee benefits expenses of TEUR 41 (previous year: TEUR 33) were reported in the 2009 financial year relating to the granting of stock options as part of the stock option programme and in accordance with IFRS 2.

48. DEPRECIATION, AMORTISATION, AND IMPAIRMENT EXPENSES

TEUR	Jan-Dec 2009	Jan-Dec 2008
Depreciation and amortisation	(20,649)	(22,264)
Impairment	(817)	(6,411)
Total	(21,466)	(28,675)

Changes in depreciation, amortisation, and impairment are discussed in detail in Note (20) Intangible assets and Note (21) Property, plant, and equipment.

In the 2009 financial year an impairment loss in the amount of TEUR 817 was recognised for the orders on hand taken over in the course of the acquisition of the WUMAG ELEVANT unit.

49. OTHER OPERATING EXPENSES

TEUR	Jan-Dec 2009	Jan-Dec 2008
Taxes other than those on income	(255)	(4,648)
Losses on the disposal of intangible assets and property, plant, and equipment	(307)	(112)
Guarantees and warranties	(14,496)	(17,735)
Trade fairs, distribution, and marketing	(4,614)	(8,402)
Consultancy services	(6,733)	(8,152)
Rentals and leases	(7,537)	(6,958)
Repairs and maintenance	(4,443)	(7,580)
Travel and communications	(7,731)	(9,399)
Losses on receivables and impairment losses	(3,215)	(2,286)
Insurance	(2,334)	(2,825)
Temporary workers and other third-party services	(8,906)	(13,796)
Outgoing freight costs	(7,845)	(13,250)
Vehicle fleet	(2,870)	(3,248)
Commissions	(1,833)	(1,007)
Currency translation differences	(3,087)	(2,746)
Licences	(1,812)	(1,826)
Office supplies and computer expendables	(647)	(889)
Bank charges	(603)	(380)
Miscellaneous other operating expenses	(3,855)	(5,629)
Total	(83,123)	(110,868)

Fees charged by the auditor

For services provided in the 2009 financial year by Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H. – the auditor of the consolidated financial statements – as well as by the businesses of the global Ernst & Young network, the following fees have been recognised as expenses:

TEUR	Jan-Dec 2009	Jan-Dec 2008
Audit of the consolidated financial statements and related certification services (including reviews)	(643)	(691)
Tax advice	(33)	(35)
Other services	(38)	(11)
Total	(714)	(737)

50. INTEREST EXPENSE

TEUR	Jan-Dec 2009	Jan-Dec 2008
Interest expense	(10,196)	(6,254)
Interest expense from finance lease	(166)	(325)
Interest component of social capital	(1,079)	(1,061)
Total	(11,441)	(7,640)

51. INCOME TAX EXPENSE

The rate of corporation tax applicable to the PALFINGER AG parent company remained at 25 percent, which is the same rate as the previous year.

With the passing of the 2005 Tax Reform Act (Steuerreformgesetz 2005) the Austrian lawmaker enabled companies to establish corporate tax groups. Following the offsetting against loss carry forwards from periods prior to the formation of the groups, taxable results of the companies belonging to the individual groups are assigned to the leading corporation of each tax group. To offset passed-on taxable results, taxes are apportioned – based on the stand-alone method (fictitious treatment of group members as taxable entities) – according to the group agreements.

TEUR	Jan-Dec 2009	Jan-Dec 2008
Effective income tax expense (-)/income (+)	(1,642)	(18,938)
thereof from previous years	504	(441)
thereof from the use of previously unused tax-loss carry forwards	0	401
Deferred tax expense (-)/income (+)	6,749	3,202
thereof from previous years	205	(583)
thereof due to tax rate changes	15	117
thereof from the adjustment of tax-loss carry forwards	(6,131)	(2,250)
Total	5,107	(15,736)

An income tax rate of 25 percent was employed for the calculation of tax deferrals for companies based in Austria, and respective local rates were applied for companies located abroad.

The Group's effective tax rate, in other words, the total income tax expense expressed as a percentage of the result before income tax, was 43.1 percent (previous year: 24.6 percent).

TEUR	Jan-Dec 2009	Jan-Dec 2008
Result before income tax	(11,860)	63,915
Income tax expense	5,107	(15,736)
Effective tax rate	43.1%	24.6%

Calculation of the effective tax rate

The difference between the book income tax expense (profit before tax multiplied by the national tax rate of 25 percent) and the effective income tax expense in the 2009 financial year, as shown in the consolidated income statement, is calculated as follows:

TEUR	31 Dec 2009	31 Dec 2008
Result before income tax	(11,860)	63,915
Tax rate payable by the Group	25.0%	25.0%
Book income tax expense	(2,965)	15,979
Adjustment to foreign tax rates	(859)	(274)
Tax-reducing factors		
Research and education allowances	(287)	(381)
Tax rate changes	(130)	(163)
Tax-free income from investments	(788)	(1,167)
Other income not subject to tax	(508)	(9)
Utilisation of previously unrecognised tax losses	0	(401)
Income tax income from previous years	(1,012)	(810)
Valuation of investment for tax purposes	(5,779)	(2,750)
Tax-increasing factors		
Tax rate changes	115	46
Non-capitalised loss carry forwards	0	78
Non-tax-deductible expenses	672	1,493
Minimum taxes	0	11
Income tax expense from previous years	303	1,834
Impairment expenses on deferred taxes	6,131	2,250
Income tax expense	(5,107)	15,736

NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

The presentation of the statement of cash flows is based on the indirect method. The item funds corresponds to cash and cash equivalents of the balance sheet.

Income taxes paid in the amount of TEUR 2,093 (previous year: TEUR 25,668) are shown as a separate item under cash flows from operating activities. Dividends received as well as interest received and paid are also reported under cash flows from operating activities. In the year under review, cash flows from dividend payments totalled TEUR 17,288 (previous year: TEUR 28,231).

In the 2009 financial year there were no non-cash additions of non-current assets from finance leases.

FINANCIAL INSTRUMENTS

The reconciliation of the carrying amounts for each category under IAS 39 to fair values is shown in the following table:

			At amortised cost	
TEUR	Carrying amount 31 Dec 2009	No financial instrument	Loans and receivables	At amortised cost
Non-current assets				
Non-current financial assets	1,821	0	550	0
thereof				
Level 1 fair value				
Level 2 fair value				
Current assets				
Trade receivables	80,196	0	80,196	0
Other current assets	12,117	7,932	4,114	0
thereof				
Level 1 fair value				
Cash and cash equivalents	33,073	0	33,073	0
Non-current liabilities				
Non-current financial liabilities	127,420	0	0	127,420
Other non-current liabilities	2,566	930	0	1,636
Current liabilities				
Current financial liabilities	59,078	0	0	58,499
thereof				
Level 2 fair value				
Trade payables and other current liabilities	58,745	19,736	0	39,009

At fair value				
Recognised in other comprehensive income		Through profit or loss		
Available for sale	Hedging derivatives	Held for trading	Carrying amounts of financial instruments 31 Dec 2009	Fair value of financial instruments 31 Dec 2009
925	0	346	1,821	1,821
925	0	0		
0	0	346		
0	0	0	80,196	80,196
71	0	0	4,185	4,185
71	0	0		
0	0	0	33,073	33,073
0	0	0	127,420	128,899
0	0	0	1,636	1,636
0	494	85	59,078	59,078
0	494	85		
0	0	0	39,009	39,009

TEUR	Carrying amount 31 Dec 2008	No financial instrument	At amortised cost	
			Loans and receivables	At amortised cost
Non-current assets				
Non-current financial assets	1,360	0	336	0
thereof				
Level 1 fair value				
Current assets				
Trade receivables	119,665	0	119,665	0
Other current assets	17,464	15,152	2,099	0
thereof				
Level 1 fair value				
Level 2 fair value				
Cash and cash equivalents	9,096	0	9,096	0
Non-current liabilities				
Non-current financial liabilities	44,960	0	0	44,960
Other non-current liabilities	1,916	1,035	0	881
Current liabilities				
Current financial liabilities	132,337	0	0	132,022
thereof				
Level 2 fair value				
Trade payables and other current liabilities	95,589	31,247	0	64,342

Level 1 fair values are based on quoted prices at the reporting date. Level 2 fair values are measured internally using acknowledged calculation models on the basis of market interest rates of identical assets with the same duration and implicit volatilities.

In the 2009 financial year income from the disposal of securities amounted to TEUR 133 (previous year: TEUR 20).

At fair value				
Recognised in other comprehensive income		Through profit or loss		
Available for sale	Hedging derivatives	Held for trading	Carrying amounts of financial instruments 31 Dec 2008	**Fair value of financial instruments 31 Dec 2008**
1,024	0	0	1,360	**1,360**
1,024	0	0		
0	0	0	119,665	**119,665**
69	124	20	2,312	**2,312**
69	0	0		
0	124	20		
0	0	0	9,096	**9,096**
0	0	0	44,960	**45,903**
0	0	0	881	**881**
0	315	0	132,337	**132,337**
0	315	0		
0	0	0	64,342	**64,342**

FINANCIAL RISKS

The main focus of PALFINGER, in accordance with its own treasury guidelines, is on minimising financial risks, which are individually enumerated in the following.

1. Liquidity risk

Liquidity risk is the risk arising from the necessity to have sufficient funds available at any time in order to meet obligations when they come due. Group-wide cash reporting ensures the necessary transparency in order to be able to control funds in a targeted manner. Medium to long-term planning allows PALFINGER to coordinate any financial need that may arise with its partners at an early stage.

The maturity structure of financial liabilities was extended through switching from short-term to long-term financing. One of the measures to bring about matching maturities in financing was the issue of a promissory note loan. With this instrument an amount of EUR 56.5 million was taken up for three and five years.

In order to extend the maturities of the financial liabilities, in addition to issuing the promissory note loan, long-term loans to refinance the most recent acquisitions were taken up. These facilities have a maturity of five years.

The third component to ensure liquidity was to negotiate long-term credit lines with existing and new banking partners. Long-term credit lines with maturities of three to six years were promised. Long-term credit limits were obtained with periods of up to five years. Utilisation would be for maturities of one to twelve months, which is why this financing would be recognised in the category < 1 year. At present no long-term credit limits are utilised.

The contractual remaining time to maturity of undiscounted cash flows is broken down as follows:

TEUR	31 Dec 2008	< 1 year	1-5 years	> 5 years
Financial liabilities	182,272	132,337	44,059	5,876
Trade payables and other liabilities				
Trade payables	62,473	62,320	153	0
Other liabilities	2,630	2,022	533	75
	65,103	64,342	686	75
Total	247,375	196,679	44,745	5,951

TEUR	31 Dec 2009	< 1 year	1-5 years	> 5 years
Financial liabilities	202,441	64,820	132,720	4,901
Trade payables and other liabilities				
Trade payables	35,312	35,162	150	0
Other liabilities	5,183	3,847	1,261	75
	40,495	39,009	1,411	75
Total	242,936	103,829	134,131	4,976

Liquidity that is not used for a certain period of time is held in the form of a cash reserve. These funds are invested for a short term as time deposits. The best possible credit rating of the investment banks is an important criterion; in addition, liquidity is distributed to different banks in order to spread the risk.

In the case of continuously poor market conditions and long-term contracts, liquidity risk becomes an issue of increasing importance.

2. Credit risk

Credit risk is the risk of loss due to a contracting party's default in payment or non-payment. The Group is countering this risk by establishing internal limits for contracting parties - determined through solvency analyses - and taking out adequate insurance. Credit risk is limited to the items reported in their balance sheets.

A standardised specific bad-debt allowance was recognised for all receivables overdue.

The following is a breakdown of trade receivables overdue:

TEUR	31 Dec 2009	31 Dec 2008
Receivables not due	56,759	92,555
Receivables impaired		
Overdue for less than 30 days	8,950	18,109
Overdue for more than 30 days but less than 60 days	3,527	4,943
Overdue for more than 60 days but less than 90 days	1,688	2,111
Overdue for more than 90 days but less than 120 days	1,497	645
Overdue for more than 120 days	7,775	1,302
	23,437	27,110
Total	80,196	119,665

Other receivables do not include any receivables overdue. In the case of receivables not due there is no indication of bad-debt losses.

3. Foreign exchange risk

Foreign exchange risk is a form of risk that arises from the change in price of one currency against another. The value of a financial instrument may be affected by changes in the currency exchange rate.

The Group's international activities account for payment transactions in different currencies. Through local value creation excessive amounts of foreign exchange items are minimised through natural hedges. The resulting foreign exchange exposure is hedged using adequate hedging instruments. Cash generated from operations is hedged by means of foreign exchange forwards (cash flow hedges).

The supply of finished products and components from Europe to North America creates a risk position in US dollars that is not covered by natural hedges. The ongoing analyses of this position are the basis for establishing a hedging strategy that is evaluated in regular meetings.

Financial transactions may only be concluded on the basis of a relevant hedged item. Speculative transactions (i.e. transactions without an underlying operating item) are prohibited.

The Group's foreign exchange positions and hedges are constantly monitored, analysed with regard to the risk sensitivity of the Group and subject to stress testing. An increase in value of the US dollar as of 31 December 2009 of 10 percent would have decreased equity (presentation of the cash flow hedge) by another TEUR 316; a decrease in value of 10 percent would have increased equity by TEUR 258.

Foreign exchange differences were reported in earnings before interest and taxes (EBIT) and/or the net financial result, depending on their cause.

4. Interest rate risk

Changing interest rates have an impact on the economic value of financial instruments (in particular when interest rates are fixed for a long term) and the net interest income or expense resulting from these financial instruments. This impact constitutes the interest rate risk in its two forms - risk of change in value and net interest income risk.

The risk of change in value results in a depreciation of financial assets or an appreciation of financial liabilities. Changing values have a more pronounced impact if interest rates are fixed for long periods than in case of floating-interest arrangements.

The net interest income risk is manifested in higher interest expenses for financial liabilities or low interest income on financial assets. This risk mainly concerns financial instruments for which floating (short-term) interest rates have been fixed.

The greater financing need has increased the impact that changes in interest rates have on the net financial result of the PALFINGER Group, which is why hedging against interest rate risks has become increasingly important. This hedging applies to the floating-rate part of the financing instruments.

Monitoring and managing interest rate risks is part of the regular treasury reporting in the Group. In the 2009 financial year the floating-rate exposure of the Group's financing was in part hedged by interest rate swaps in the amount of EUR 38.5 million and in part by interest rate caps in the amount of EUR 50.0 million. The risk of change in value is taken into account by reporting changes in value by writing up financial liabilities and writing down financial assets.

HEDGING

Hedging for future cash flows (cash flow hedge)

The revenues generated in North America are invoiced in US dollars. The resulting foreign exchange exposure is hedged through derivative financial instruments. In the 2008 financial year US dollars were purchased by means of a swap transaction to fund the acquisition of Omaha Standard. In such a currency swap a certain amount in US dollars is purchased on one date and again sold at a fixed rate at a specified later date. The sale of US dollars constitutes a hedge against the income from operations in US dollars. In this way the swap works like a foreign exchange forward and is thus a suitable instrument for reducing this type of exposure, as the result of the underlying transaction runs in the opposite direction of the result of the forward transaction and/or swap. Assessment and risk analysis of the outstanding hedges are carried out regularly (mark to market). The interest rate swap was effected in order to convert the floating interest rate of loans into a fixed rate, thus avoiding the negative effect of unforeseeable interest-rate fluctuations on the net financial result.

Hedges pertain to those cash flows that are expected within the next twelve months.

		Nominal amount in transaction currency		Mark-to-market valuation	
TEUR	Currency	31 Dec 2009	31 Dec 2008	31 Dec 2009	31 Dec 2008
Forward foreign exchange contracts	USD	6,300	4,400	(127)	103
Currency swaps	USD	496	11,150	0	(294)
Interest rate swaps		38,500	0	(367)	0
Total				(494)	(191)

The market value of hedges is reported as a cash flow hedge pursuant to IAS 39. Valuation gains or losses as of the balance sheet date are to be directly recognised in equity. As soon as the underlying transactions are carried out, the accumulated gains/losses are reversed from equity to income.

Any amounts relating to cash flow hedges that were taken to equity and those realised are illustrated in the consolidated statement of comprehensive income.

Hedging of funds (held for trading)

Swaps which the Group uses for the hedging of funds and which do not meet the criteria of hedge accounting under IAS 39 with regards to documentation and effectiveness are classified as held for trading. Changes in the fair values of these derivative financial instruments are recognised in the income statement.

The interest rate caps entered into put an upper limit on floating interest payments. If the market interest rate exceeds a level of six percent, PALFINGER will receive a payment from its counterparty, thus limiting interest expenses. The cap is designed as protection in a worst-case scenario of inflation.

		Nominal amount in transaction currency		Mark-to-market valuation	
TEUR	Currency	31 Dec 2009	31 Dec 2008	31 Dec 2009	31 Dec 2008
Currency swaps	GBP	1,678	1,565	(3)	20
Interest rate cap		50,000	0	264	0
Total				261	20

Valuation gains/losses from derivatives held for trading amount to TEUR 130 (previous year: TEUR - 51) and are reported under exchange rate differences in the net financial result.

OTHER DISCLOSURES

DISCLOSURES OF BUSINESS TRANSACTIONS WITH RELATED PARTIES

At PALFINGER related parties are broken down into associated companies, key management and other related parties. The associated companies are listed in the attached statement of investments. The term key management comprises the Supervisory and Management Boards of PALFINGER AG. Other related parties primarily include businesses controlled by key management and businesses controlling associated companies.

All transactions with associated companies and with enterprises controlling associated companies were carried out for the provision of goods and services. Transactions carried out with key management and other related parties result from the delivery of goods and provision of consultancy services.

Transactions with related parties are carried out in observance of the arm's length principle.

	Associated companies		Key management		Other	
TEUR	31 Dec 2009	31 Dec 2008	31 Dec 2009	31 Dec 2008	31 Dec 2009	31 Dec 2008
Receivables	5,444	9,949	0	0	2,376	2,850
Liabilities	445	937	11	7	323	207
Revenue	29,361	66,281	0	0	3,939	7,770
Other operating income	176	145	0	0	115	187
External services	(2)	(12)	(88)	(20)	(1,346)	(1,547)
Materials	(2,976)	(3,754)	0	0	(517)	(2,239)
Interest income	118	119	0	0	56	50

Receivables from associated companies included trade receivables in the amount of TEUR 4,894 (previous year: TEUR 9,949).

TEUR 337 (previous year: TEUR 825) of the liabilities due to associated companies in the amount of TEUR 445 (previous year: TEUR 937) resulted from the provision of goods and services.

OTHER LIABILITIES AND RISKS

Operating lease

Liabilities for the use of assets not recognised in the balance sheet will presumably amount to TEUR 2,760 (previous year: TEUR 3,099) for the 2009 financial year and TEUR 6,871 (previous year: TEUR 6,504) for the following four years.

Finance lease

The carrying amounts of property, plant, and equipment leased under finance leasing agreements amounted to TEUR 11,603 (previous year: TEUR 15,822) as of the balance sheet date. The property, plant, and equipment leased are buildings and equipment as well as a company aircraft. The pertaining lease liabilities are carried under financial liabilities in accordance with their durations.

	Minimum lease payments		Present value of finance lease liabilities	
TEUR	31 Dec 2009	31 Dec 2008	31 Dec 2009	31 Dec 2008
Up to one year	849	1,488	736	1,084
Between one and five years	3,566	8,266	3,323	6,512
More than five years	4,403	5,974	4,358	5,339
Total	8,818	15,728	8,417	12,935
Minus any future finance costs	(401)	(2,793)		
Present value of finance lease liabilities	8,417	12,935		

KEY EVENTS AFTER THE BALANCE SHEET DATE

After the end of the 2009 financial year there have been no material post-reporting events that would require disclosure.

DISCLOSURES CONCERNING GOVERNING BODIES AND EMPLOYEE

Employees

The average number of employees in the Group (excluding apprentices but including the Management Board) during the financial year was 4,517 (previous year: 4,664). At the balance sheet date there were 4,370 Group employees (previous year: 4,982).

Supervisory Board

In the 2009 financial year the following individuals were either appointed or delegated by the Works Council to serve on the Supervisory Board:

- Alexander Exner, Chairman[1][2]
- Hubert Palfinger jun., Deputy Chairman[1][2]
- Hubert Palfinger[2]
- Kurt Stiassny (until 6 November 2009)[1]
- Peter R. Scharler
- Alexander Doujak
- Johann Mair (Works Council)[1]
- Alois Weiss (Works Council)
- Gerhard Gruber (Works Council)

1) Member of the Audit Committee
2) Member of the Nomination and Remuneration Committees

The members of the Supervisory Board received no remuneration for their services.

Management Board

- Herbert Ortner, CEO/CMO
- Christoph Kaml, CFO
- Wolfgang Pilz, CMO
- Martin Zehnder, COO

Total remuneration of the Management Board in the 2009 financial year, including ancillary costs, was TEUR 990 (previous year: TEUR 1,649) and is broken down as follows:

	Fixed salary		Stock option programme		Performance-related remuneration	
TEUR	Jan-Dec 2009	Jan-Dec 2008	Jan-Dec 2009	Jan-Dec 2008	Jan-Dec 2009	Jan-Dec 2008
Herbert Ortner	**314**	275	**13**	8	**46**	240
Christoph Kaml	**157**	0	**0**	0	**23**	0
Wolfgang Pilz	**224**	215	**9**	8	**22**	211
Martin Zehnder	**161**	169	**7**	0	**14**	157
Wolfgang Anzengruber	**0**	198	**0**	13	**0**	155
Total	**856**	**857**	**29**	**29**	**105**	**763**

Individual contracts regarding pension commitments were concluded with Alexander Exner and Wolfgang Pilz.

ADDITIONAL INFORMATION PURSUANT TO SECTION 245A OF THE BUSINESS CODE

At PALFINGER AG expenses for severance and pension payments for members of the Management Board and other executives amounted to TEUR 6 (previous year: TEUR 256), for the remaining employees to TEUR 36 (previous year: TEUR 19).

Salzburg, 26 January 2010

The Management Board of PALFINGER AG

Herbert Ortner m.p.
Chief Executive Officer
Chief Marketing Officer

Christoph Kaml m.p.
Chief Financial Officer

Wolfgang Pilz m.p.
Chief Marketing Officer

Martin Zehnder m.p.
Chief Operating Officer

STATEMENT OF LEGAL REPRESENTATIVES

We confirm to the best of our knowledge that the consolidated financial statements as of 31 December 2009 give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Group as required by the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and that the consolidated management report as of 31 December 2009 gives a true and fair view of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties the Group faces.

We confirm to the best of our knowledge that the separate financial statements as of 31 December 2009 give a true and fair view of the assets, liabilities, financial position, and profit or loss of PALFINGER AG as required by the Austrian Business Code (UGB) and that the management report as of 31 December 2009 gives a true and fair view of the development and performance of the business and the position of the Company, together with a description of the principal risks and uncertainties the Company faces.

Salzburg, 26 January 2010

The Management Board of PALFINGER AG

Herbert Ortner m.p.
Chief Executive Officer
Chief Marketing Officer

Christoph Kaml m.p.
Chief Financial Officer

Wolfgang Pilz m.p.
Chief Marketing Officer

Martin Zehnder m.p.
Chief Operating Officer

AUDITOR'S REPORT

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of PALFINGER AG, Salzburg, for the financial year from 1 January to 31 December 2009. These consolidated financial statements comprise the balance sheet as at 31 December 2009, and the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the year ended 31 December 2009, and a summary of significant accounting and valuation policies and other explanatory notes.

Management's responsibility for the consolidated financial statements

The Company's management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections.

Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2009, and of its financial performance and its cash flows for the financial year from 1 January to 31 December 2009 in accordance with International Financial Reporting Standards as adopted by the EU.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the Group. Furthermore, the auditor's report needs to include a statement as to whether the consolidated management report is consistent with the consolidated financial statements and whether the information disclosed according to sec. 243a UGB is correct.

In our opinion, the consolidated management report for the Group is consistent with the consolidated financial statements. The information according to sec. 243a UGB is correct.

Salzburg, 26 January 2010

ERNST & YOUNG
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT MBH

ANNA FLOTZINGER m.p.
Certified public accountant

PPA CHRISTOPH FRÖHLICH m.p.
Certified public accountant

PALFINGER

Report of the Supervisory Board

In the 2009 financial year, the Supervisory Board performed all duties assigned to it by law and by the Company's Articles of Association. Four Supervisory Board meetings were held, on 24 February, 22 June, 21 September, and 14 December, and attended by the Management Board. Above and beyond this, the Management Board informed the Supervisory Board regularly, both in writing and verbally, about the course of business and the position of the Company and of the Group companies. The Chairman of the Supervisory Board communicated regularly with the Chairman of the Management Board, also outside the scope of the Supervisory Board meetings, in order to confer with him concerning the Company's strategy, business development, and risk situation.

Besides current developments, the Supervisory Board focused primarily on strategy in the individual divisions, acquisition projects, and on major investment decisions. The Audit Committee, the Nomination Committee, and the Remuneration Committee met at regular intervals during the reporting year. The strategic orientation and further development of the Group were the focus of discussions.

PALFINGER AG's financial statements for the year ended on 31 December 2009 and the management report including the Company's accounting records were audited by Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Salzburg. The audit revealed that the accounting records, the financial statements, and the management report comply with the applicable legal regulations and the provisions of the Articles of Association. The final findings of the audit did not give rise to any objections, allowing an unqualified auditor's opinion to be issued for 2009. This also applies to the consolidated financial statements. The consolidated financial statements prepared in accordance with IFRS (as adopted by the European Union) were supplemented by the consolidated management report and additional information in accordance with sec. 245a of the Business Code.

The Supervisory Board has approved the financial statements for the year ended on 31 December 2009 and the management report as well as the Corporate Governance report for the 2009 financial year, thereby adopting the 2009 financial statements of PALFINGER AG in accordance with sec. 96 para. 4 of the Companies Act. The Supervisory Board has approved the consolidated financial statements of the Company and the consolidated management report prepared in accordance with sec. 244 et seq. of the Business Code. The Supervisory Board has evaluated and approved the proposal of the Management Board not to distribute any dividend for the 2009 financial year due to the loss incurred.

The Supervisory Board would like to thank and acknowledge the members of the Management Board as well as all staff members of the PALFINGER Group for their outstanding commitment and achievements in the 2009 financial year.

Salzburg, 23 February 2010

Alexander Exner m.p.
Chairman of the Supervisory Board

Definition of Performance Indicators

CAPITAL EMPLOYED	reflects capital investment and is calculated as - intangible assets - plus property, plant, and equipment, shareholdings, net current assets
EARNINGS PER SHARE	is the average ratio of - consolidated net result for the period to - weighted average number of shares outstanding
EVA	(Economic Value Added) indicates the Company's value creation - ROCE minus WACC - multiplied by average capital employed
FREE CASH FLOW	is the net amount of cash available to service internal or external borrowing - Cash generated from operations - plus interest on debt - minus tax shield on debt interest payment
GEARING RATIO	is a measure relating to the Company's debt - Ratio of net financial debt and - equity in percent
NET DEBT	is calculated as - non-current and current financial liabilities minus - long-term and short-term securities - non-current loans - cash and cash equivalents
NOPLAT	(Net Operating Profit Less Adjusted Taxes) is composed of - EBIT - plus equity earnings - minus taxes on EBIT
ROCE	(Return on Capital Employed) shows the rate of return the Company generates on capital invested in the enterprise - Ratio of NOPLAT to - average capital employed in percent
ROE	(Return on Equity) is a measure of the Company's profitability that presents earnings in relation to equity capital employed - Ratio of after-tax earnings and - average equity - minus the dividends paid as a percentage
WACC	(Weighted Average of Cost of Capital) is a measure of the average cost of capital employed (debt and equity)
WORKING CAPITAL	is the net surplus of current assets over current liabilities

Corporate Locations



(World map)

AUSTRIA

PALFINGER AG
Franz-Wolfram-Scherer-Strasse 24, 5101 Bergheim, Salzburg

EPSILON Kran GmbH
Christophorusstrasse 30, 5061 Elsbethen, Glasenbach

Kraftinvest Palfinger Beteiligungs-GmbH
Franz-Wolfram-Scherer-Strasse 24, 5101 Bergheim, Salzburg

Palfinger Europe GmbH
- Franz-Wolfram-Scherer-Strasse 24, 5101 Bergheim, Salzburg
- Moosmühlstrasse 1, 5203 Köstendorf
- Kapellenstrasse 18, 5211 Friedburg

Palfinger Service- und Beteiligungs-GmbH
- Franz-Wolfram-Scherer-Strasse 24, 5101 Bergheim, Salzburg
- Moosmühlstrasse 1, 5203 Köstendorf
- Kapellenstrasse 18, 5211 Friedburg

STEPA Farmkran Gesellschaft m.b.H.
Christophorusstrasse 28, 5061 Elsbethen, Glasenbach

ARGENTINA

Palfinger Argentina S.A.
Av. Corrientes 327, 3° Piso, Buenos Aires

BELGIUM

MBB Interlift N.V.
Industrielaan 4, 3e Industriezone, 9320 Erembodegem

BRAZIL

Madal Palfinger S.A.
Rua Flavio Francisco Bellini 350, CEP 95098-170, Caxias do Sul

BULGARIA

Palfinger Produktionstechnik Bulgaria EOOD
- 5980 Cherven Brjag
- 8672 Tenevo

CANADA

Palfinger, Inc.
7942 Dorchester Road, Niagara Falls, Ontario L2E 6V6

CHINA

Palfinger (Shenzhen) Ltd.
Block 5, Northern Yongfa Technological Park, District B,
Chuandong Industrial Park, Dao Yan Chuan Chaoyang Road,
Song Gang Street, Bao An District, Shenzhen

CROATIA

Palfinger Proizvodna Tehnologija Hrvatska d.o.o.
Lučićka Cesta 1, 51 300 Delnice

FRANCE

A.C.I. SARL
Avenue Descartes, 33370 Artigues près Bordeaux

Guima France S.A.S.
29A, Avenue des Tourondes, 82300 Caussade

Guima Palfinger S.A.S.
29A, Avenue des Tourondes, 82300 Caussade

JCB Poids Lourds S.A.S.
ZI de l'Alouette - BP 12, 62801 Lievin

MBB Inter S.A.S.
Rue de l'Eglise, 61310 Silly en Gouffern

Mesle Equipement S.A.S.
Za de la Longueraie, 56140 Saint Abraham

Nord Benne SARL
Avenue Kuhlmann - BP 106, 59373 Loos Cedex

Palfinger France S.A.
ZA Les Basseaux - BP 73, 26802 Étoile sur Rhône Cedex

Palfinger Paris Sud S.C.I.
ZA Les Basseaux – BP 73, 26802 Étoile sur Rhône Cedex

Palfinger Service S.A.S.
Avenue Condorcet, 91240 Saint Michel/Orge

Parthemat S.A.S.
Avenue Kuhlmann – BP 106, 59373 Loos Cedex

Sand SARL
ZAC des Deux Vallées, 10 Avenue des Mineurs, 54910 Valleroy

GERMANY

MBB Palfinger GmbH
Fockestrasse 53, 27777 Ganderkesee-Hoykenkamp

Palfinger Finanzierungs-GmbH
Feldkirchener Feld 1, 83404 Ainring

Palfinger GmbH
- Feldkirchener Feld 1, 83404 Ainring
- Rauheckstrasse 4, 74323 Abstatt
- Industriestrasse 4, 89188 Merklingen

Palfinger Platforms GmbH
- Düsseldorfer Strasse 100, 47809 Krefeld
- Äußere Bautzner Strasse 47, 02708 Löbau
- Halbendorfer Strasse 4, 02782 Seifhennersdorf
- Johann-Andreas-Schubert-Strasse 6, 02730 Ebersbach

GREAT BRITAIN

MBB Liftsystems Ltd.
Trafalgar House, 712 London Road, West Thurrock, Essex RM20 3NE

Ratcliff Palfinger Ltd.
Bessemer Road, Welwyn Garden City, Herts AL7 1ET

INDIA

Palfinger Cranes India Pvt. Ltd.
Prince Towers, 25 & 26 College Road, Chennai – 600006

Star Palfinger Equipment India Pvt. Ltd.
Crown Court, 2nd Floor, 128, Cathedral Road, Chennai – 600086

ITALY

Palfinger Gru Idrauliche S.r.l.
Via Dante Aleghieri 50, 42023 Cadelbosco di Sopra

ROMANIA

Nimet Srl
137121, Lazuri, Comisani

RUSSIA

Palfinger Crane Rus LLC
Parkovaya Ulitza 7, 196084 St. Petersburg

SINGAPORE

Palfinger Asia Pacific Pte. Ltd.
3 International Business Hub 07/01, Nordic European Center,
Singapore 609927

SLOVAKIA

MBB Hubfix s.r.o.
Tovarenska 14, 81571 Bratislava

SLOVENIA

Palfinger Proizvodnja d.o.o.
Jaskova 18, 2001 Maribor

SOUTH AFRICA

Palfinger Southern Africa (Pty.) Ltd.
1 Nguni Drive, Longmeadow West, Edenvale 1609

USA

FTEC, Inc.
- 2490 Pinson Valley Parkway, Birmingham, AL 35217, Alabama
- 5178 Old Dixie Highway, Forest Park, Atlanta, GA 30297, Georgia
- 4101 Trailer Drive, Charlotte, NC 28269, North Carolina
- 3030 Irving Boulevard, Dallas, TX 75247, Texas
- 6700 Powerline Road, Fort Lauderdale, FL 75247, Florida
- 2770 Bluff Road, Indianapolis, IN 46225, Indiana
- 5620 Fern Valley Road, Louisville, KY 40228, Kentucky
- 2109 South 35th Street, Council Bluffs, IA 51501, Iowa
- 1801 Lebanon Pike, Nashville, TN 37210, Tennessee
- 4151 West State Route 18, Tiffin, OH 44883, Ohio

Interlift, Inc.
15939 Piuma Avenue, Cerritos, CA 90703, California

Omaha Standard, Inc.
3501 South 11th Street, Council Bluffs, IA 51501, Iowa
3 Tennis Court, Trenton, NJ 08619, New Jersey

Palfinger USA, Inc.
4151 West State Route 18, Tiffin, OH 44883, Ohio

Paltec Truck Equipment, Co.
2490 Pinson Valley Parkway, Birmingham, AL 35217, Alabama

Tiffin Loader Crane, Co.
4151 West State Route 18, Tiffin, OH 44883, Ohio

Index

Financial Calendar 2010

31 March 2010	Annual General Meeting
02 April 2010	Ex-dividend day
07 April 2010	Dividend payment day
11 May 2010	Publication of results for the first quarter 2010
11 August 2010	Publication of results for the first half 2010
11 November 2010	Publication of results for the first three quarters 2010

Additional dates such as trade fairs or roadshows will be announced at the Company's homepage www.palfinger.com under Corporate Dates.

Imprint

PALFINGER AG
Franz-Wolfram-Scherer-Strasse 24
5101 Bergheim, Salzburg
Austria

INVESTOR RELATIONS

Hannes Roither	Daniela Werdecker
Company Spokesperson	Corporate Communications
Phone +43 662 4684-2260	Phone +43 662 4684-2219
Fax +43 662 4684-2280	Fax +43 662 4684-2280
h.roither@palfinger.com	d.werdecker@palfinger.com

WWW.PALFINGER.COM

Consulting
Scholdan & Company

Design
Rahofer Werbeagentur

Illustrations
Illunet GmbH

Minimal arithmetical differences may arise from the application of commercial rounding to individual items and percentages in the Annual Report. The English translation of the PALFINGER Report is for convenience. Only the German text is binding.

This Annual Report contains forward-looking statements made on the basis of all information available at the date of the preparation of this Annual Report. Forward-looking statements are usually identified by the use of terminology such as "expect", "plan", "estimate", "believe" etc. Actual outcomes and results may be materially different from those predicted.

Published on 24 February 2010.

As of 31 December 2009

fully consolidated

at equity

PALFINGER AG
Austria, Salzburg

- 100% Palfinger Finanzierungs-GmbH, Germany, Ainring
- 100% Palfinger Service- und Beteiligungs-GmbH, Austria, Salzburg

BUSINESS UNITS

- 100% Palfinger Europe GmbH, Austria, Salzburg
  - 65% EPSILON Kran GmbH, Austria, Salzburg — 35% Steindl Krantechnik GmbH a.o.
  - 45% STEPA Farmkran Gesellschaft m.b.H., Austria, Elsbethen — 55% Steindl Krantechnik GmbH
  - 89.9% Palfinger GmbH, Germany, Ainring — 10.1% PALFINGER Service- und Beteiligungs-GmbH
  - 100% Palfinger Platforms GmbH, Germany, Krefeld
  - 100% MBB Palfinger GmbH, Germany, Ganderkesee
    - 100% MBB Inter S.A.S., France, Silly en Gouffern
    - 100% MBB Interlift N.V., Belgium, Erembodegem
    - 100% MBB Liftsystems Ltd. (i.L.), Great Britain, Cobham
    - 100% MBB Hubfix s.r.o., Slovakia, Bratislava
    - 100% Interlift, Inc., USA, Cerritos
  - 100% Palfinger Gru Idrauliche S.r.l., Italy, Bozen
  - 49% Palfinger France S.A., France, Étoile sur Rhône — 51% Group Vincent
    - 99.99% Palfinger Paris Sud S.C.I., France, Étoile sur Rhône — 0.01% Group Vincent
    - 99.99% Palfinger Service S.A.S., France, Saint Michel — 0.01% Group Vincent
      - 100% A.C.I. SARL, France, Artiques près Bordeaux
    - 39.97% Sand SARL, France, Valleroy — 60.03% Family Sand
    - 33.34% Mesle Equipement S.A.S., France, Malestroit — 66.66% RHF SARL and O. Billon
    - 60% Nord Benne SARL, France, Loos Cedex — 40% Family Parmentier
      - 100% Parthemat S.A.S., France, Loos Cedex
        - 100% JCB Poids Lourds S.A.S., France, Lievin
  - 36% Palfinger Southern Africa (Pty.) Ltd., South Africa, Edenvale — 64% Route Management Pty. Ltd. a.o.
- 100% Ratcliff Palfinger Ltd., Great Britain,, Welwyn Garden City
- 100% Guima Palfinger S.A.S., France, Caussade
  - 100% Guima France S.A.S., France, Caussade

AREAS

- 100% Palfinger, Inc., Canada, Niagara Falls
- 100% Palfinger USA, Inc., USA, Tiffin
  - 100% Tiffin Loader Crane, Co., USA, Tiffin
  - 100% Omaha Standard, Inc., USA, Council Bluffs
    - 100% FTEC, Inc., USA, Birmingham
    - 100% Paltec Truck Equipment, Co., USA, Birmingham
- 99.14% Madal Palfinger S.A., Brazil, Caxias do Sul — 0.86% small shareholders
  - 49% Palfinger Argentina S.A., Argentina, Buenos Aires — 51% Alejandro Zelpo
- 100% Palfinger Asia Pacific Pte. Ltd., Singapore, Singapore
  - 100% Palfinger (Shenzhen) Ltd., China, Shenzhen
  - 26% Star Palfinger Equipment India Pvt. Ltd., India, Chennai — 74% Western Auto L.L.C. a.o.
- 99.99% Palfinger Cranes India Pvt. Ltd., India, Chennai — 0.01% Palfinger Asia Pacific Pte. Ltd.
- 49% Kraftinvest Palfinger Beteiligungs-GmbH, Austria, Salzburg — 51% Kraftinvest Beteiligung GmbH
  - 100% Palfinger Crane Rus LLC, Russia, St. Petersburg

BUSINESS UNIT PRODUCTION

- 100% Palfinger Produktionstechnik Bulgaria EOOD, Bulgaria, Cherven Brjag
  - 40% Nimet Srl, Romania, Lazuri — 60% Samy Numan
- 100% Palfinger Proizvodnja d.o.o., Slovenia, Maribor
- 100% Palfinger Proizvodna Tehnologija Hrvatska d.o.o., Croatia, Delnice

www.palfinger.com

PALFINGER

PALFINGER AG

F.-W.-Scherer-Straße 24

A-5101 Bergheim-Salzburg/Austria

Tel. +43 (0)662 46 84-0, Fax +43 (0)662 45 00 84

E-mail: info@palfinger.com